Building Rewarding Relationships









2022 Annual Report

Flushing Financial Corporation

(Nasdaq: FFIC) is the holding company for Flushing Bank®, an FDIC insured, New York State-chartered commercial bank that operates banking offices in Queens, Brooklyn, Manhattan, and on Long Island. The Bank has been building relationships with families, business owners, and communities since 1929. Today, it offers the products, services, and conveniences associated with large commercial banks, including a full complement of deposit, loan, equipment finance, and cash management services. Rewarding customers with personalized attention and bankers who can communicate in the languages prevalent within these multicultural markets is what makes the Bank uniquely different. As an Equal Housing Lender and leader in real estate lending, the Bank's experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. The Bank also fosters relationships with consumers nationwide through its online banking division with the iGObanking® and BankPurely® brands.



Financial Highlights

(Dollars in thousands, except per share data)	At or for the years ended December 31,	

Selected Financial Condition Data	**2022**	2021
Total assets	**$ 8,422,946**	$ 8,045,911
Loans, net	**$ 6,894,327**	$ 6,600,970
Securities held to maturity	**$ 73,711**	$ 57,868
Securities available for sale	**$ 735,357**	$ 777,236
Total Securities	**$ 809,068**	$ 835,104
Noninterest-bearing deposits	**$ 921,238**	$ 967,621
Other core deposits	**$ 4,037,766**	$ 4,471,249
Certificates of deposits	**$ 1,526,338**	$ 946,575
Total Deposits[1]	**$ 6,485,342**	$ 6,385,445
Stockholders' equity	**$ 677,157**	$ 679,628
Book value per common share	**$ 22.97**	$ 22.26
Tangible book value per common share	**$ 22.31**	$ 21.61

Selected Operating Data		
Net interest income	**$ 243,616**	$ 247,969
Net income	**$ 76,945**	$ 81,793
Diluted earnings per common share	**$ 2.50**	$ 2.59
Dividends paid per common share	**$ 0.88**	$ 0.84

Selected Financial Ratios and Other Data		
Return on average assets	**0.93%**	1.00%
Return on average equity	**11.44%**	12.60%
Net interest rate spread, FTE	**2.92%**	3.14%
Net interest margin, FTE	**3.11%**	3.24%
Efficiency ratio	**56.46%**	55.72%
Equity to total assets	**8.04%**	8.45%
Nonperforming assets to total assets	**0.63%**	0.19%
Allowance for loan losses to gross loans	**0.58%**	0.56%
Allowance for loan losses to total nonperforming loans	**124.89%**	248.66%
Net loan charge-offs to average loans	**0.02%**	0.05%

[1] Includes mortgagors' escrow deposits

To Fellow Shareholders,

We are pleased to report that in 2022 the Company recorded its second highest annual core earnings, in a year filled with market volatility and aggressive rate movements by the Federal Reserve (Fed). By the end of the year, the Fed had raised rates by a total of 4.25 percentage points, the second largest annual increase in the past 50 years, which pressured our funding costs, compressing net interest margin (NIM). To navigate through these challenges required a flexible and adaptive management style.

Focusing on our strategic objectives while maintaining our superior credit quality allowed us to deliver a strong financial performance. For the year, GAAP return on average assets was 93 basis points with return on average equity at 11.4%, while core return on average assets totaled 92 basis points with return on average equity at 11.4%. Returns were within our goals of 1% and 10%, respectively. Additionally, we continued to create value for our shareholders by raising our annual dividend by 5%, and for the seventh consecutive year, the Kroll Bond Rating Agency reaffirmed our investment grade rating.

During the low-interest-rate environment, we shifted the mix of deposits to include a higher percentage of noninterest-bearing deposits. By the end of the year, the competitive pressures on deposit interest rates became significant, including competing with short-term Treasury Bills to retain customer balances, which required that we adjust to interest-bearing deposits to remain competitive.

Early in the year our loan pipeline reached a historic level, which fueled annual loan closings of $1.5 billion compared to $1.3 billion in 2021, and yield on originations increased from 3.51% in 4Q21 to 6.10% in 4Q22. We continued to diversify our loan mix by increasing the volume of adjustable-rate business loans, which is beneficial to us in the rising rate environment. Our reputation as a quality lender continued to attract the limited credit opportunities.



Total Assets
(in millions)

Net Loan Portfolio
(in millions)

Deposits
(in millions)

Dividends Paid per Common Share

In 2022, the Company executed well on four strategic initiatives:

- *Capitalize on merger disruption.* There were ten bank merger announcements or closings within our core markets in 2022. Of the $363 billion of deposits in Queens, Kings, Nassau, and Suffolk counties, $85 billion, or 23%, involve a merger participant. We identified the merger disruption in our markets as a strategic opportunity for both customer and talent acquisition. The Company has already hired 51 people from these institutions, of which 23 are revenue producers.



- *Communicate our "Rewarding Relationships" corporate brand promise.* We continued to integrate our corporate brand promise in communications and demonstrate our commitment to our customers, communities, employees, investors, and regulators. We opened a new branch in Elmhurst and expanded our robust community involvement through sponsorship of numerous cultural events and local organizations, including a Harvest Moon reception, Dragon Boat Festivals, Neighborhood Housing Services, United Way of Long Island, and Charles B. Wang Community Health Center in Flushing. We are proud of our many employees who are actively involved in volunteer activities and community outreach programs, including a series of financial literacy initiatives that help maintain our CRA rating of Outstanding.

- *Expand fintech partnerships.* We expanded our partnership with a fintech company called Numerated, which enables us to offer small businesses a very efficient loan application platform, expediting the underwriting and loan approval process. In 2022, we closed $22.5 million of loan commitments, with borrowers receiving funds in as little as 48 hours.

- *Enhance environmental, social, and governance (ESG) strategies and initiatives.* We published our inaugural Environmental, Social, and Governance Report. As a community bank, our ESG initiatives focus on what we do every day to support customers, communities, and employees while remaining a responsible corporate citizen.

As we look ahead to 2023, we anticipate continued competition for deposits and loan demand to remain low, so we will look to grow our low-cost deposits and responsible lending with a focus on floating-rate loans. To mitigate margin pressure, distribution channels will be evaluated to optimize our funding sources.

The future holds many uncertainties, such as the forecasted continuation of rate increases through the first half of 2023, with the potential for a recession. Our strategic plan, however, remains focused on delivering value with these key planned initiatives:

- *Continue to build rewarding customer relationships.* Relationships are a core part of our culture, and we will continue to deepen relationships with existing customers and build relationships with local organizations to demonstrate our commitment to the community.

- *Enhance the customer experience.* Obtaining customer feedback is critical to ensure that we meet or exceed their expectations. Increased customer engagement with our digital services translates to a much more efficient delivery channel for the customer and positions us well competitively.

- *Assess and enhance our distribution strategy.* We expect to open two new branches in early 2023 and will evaluate renewal versus relocation options as branch leases expire, exploring opportunities to relocate branches to improve our presence. The success of our Asian initiative will be nurtured and expanded to include efforts in the South Asian and other ethnic markets.

The Company has a long history of success in challenging times, volatile markets, and changing economic environments, and our disciplined approach to credit has kept our losses significantly lower than the industry, even during difficult times. We expect this trend to continue and will continue to work to benefit all stakeholders.

We appreciate the dedication and commitment of our employees this past year. To our valued customers and shareholders, we are honored to serve you, and we thank you for your continued trust and support.

Alfred A. DelliBovi
Chairman of the Board

John R. Buran
President and Chief Executive Officer

"Flushing Bank's generous support of United Way of L.I. is greatly appreciated. Their recent commitment to our organization's cost-saving solar project will allow us to provide more opportunities to families and individuals on Long Island."

Theresa A. Regnante, President and CEO, United Way of Long Island

Building Rewarding Relationships

Nothing is more important to us at Flushing Bank than the customers and communities we serve. Since 1929, we have made a difference in the lives of generations of New Yorkers, helping people from every background to achieve their personal and business financial goals. We are connected to the communities we serve—and in which we work and call home—supporting diversity and inclusion and helping them to flourish.

As a community bank with the products and services of a large bank, Flushing Bank provides exceptional customer service with a highly personalized touch. Our philosophy and approach to banking relationships is that we are "Small enough to know you. Large enough to help you.®" Across Queens, Brooklyn, Manhattan, and Long Island, we have distinguished ourselves as a leader in serving multicultural neighborhoods, and we proudly sponsor cultural and charitable events throughout our markets. Going beyond what multicultural communities typically expect from a banking partner, our branches are staffed with bankers who can communicate in the languages and dialects prevalent within our customer base to help ensure a first-rate experience.

Our focus is to invest in our communities while helping those around us thrive. We have built our business on relationships and delivering relevant value to our customers and communities, and we are committed to building rewarding relationships.



Flushing Bank can help you bank better, connect with your money more easily, and achieve your financial goals. From personal and business banking to lending and government banking, we offer an array of financial services and experienced professionals who are ready to help and provide a rewarding experience.

Personal Banking

Our personal banking products make banking easy while helping you save time and money. We are here to help you achieve what is important to you, your family, and your financial future, with a full line of personal services to choose from supported by the latest digital innovations. Our retail branch network focuses on providing a consistent and superior customer experience and expanding relationships with our customers in the New York metropolitan area. Our online banks, iGObanking and BankPurely, strive for the same while serving consumers nationwide.



Business Banking

Our business banking products are designed to simplify banking so you can focus on growing your business or professional practice. We offer a full range of financial solutions for companies and practices, large and small. Our business team takes the time to understand your unique situation and gives you options to keep your business moving in the right direction. From everyday banking to specialized professional services, we remain committed to bringing you the tools you need to succeed.

Lending—Business and Real Estate

Our diverse portfolio of lending options can help you finance new business opportunities and real estate purchases. Whether you are an entrepreneur, real estate owner, or property manager, financing can be an integral part of your plan for success. We offer a host of lending solutions, customized to your needs, with competitive rates and terms. Our experienced lending professionals have a deep understanding of the New York market and will collaborate with you to help secure the financing option that works best for you.



Government Banking

Our government banking team is composed of dedicated, experienced professionals who focus exclusively on serving the unique needs of public entities, municipalities, and public schools across the New York area. From deposit products to cash management services and much more, you will have access to a full suite of products—including operating and investment accounts, traditional collateral options, letters of credit, and reciprocal deposits with full FDIC coverage—designed to maximize revenues.

"We are grateful to Flushing Bank for their support of the NYC Kids RISE Community Scholarship Program to help ensure that young students can build the financial resources necessary for college and/or career training."

Debra-Ellen Glickstein, Founding Executive Director, NYC Kids RISE

Our digital platforms provide a superior experience, with online and mobile solutions that offer the latest technology and provide customers access to their personal accounts when and where they need it. Explore how these simple solutions can make your life easier and help you put more time back into your day.

Online Banking

Flushing Bank Online Banking features innovative, simple-to-use tools that give you the flexibility to manage your account and conduct transactions at your convenience, 24/7. Simplifying money management and keeping track of your budget is easy. View balances and account history, set alerts, automate payments, manage your accounts, and much more from one online account.



Mobile Banking

Flushing Bank Mobile Banking is the fast, secure, and easy way to manage your money and monitor your accounts on the go. Bank when you want, wherever you are, right from your smartphone or tablet.

Mobile Check Deposit

Enjoy the flexibility and convenience of depositing checks into your Flushing Bank account anywhere, anytime with Flushing Bank Mobile Check Deposit. It is secure and takes just minutes using your iPhone® or Android™ smartphone or tablet.

Digital Wallet

Contactless payment methods continue to gain popularity. Digital wallets allow you to store your payment options, such as your Flushing Bank Debit Card, allowing you to conveniently use your smartphone or smartwatch to make a purchase.



Zelle®

When timing is everything, send money with Zelle®, a fast, safe, and easy way to send money to family and friends using just a U.S. mobile number or email address. Zelle is available in the Flushing Bank Mobile Banking app.

Zelle® and the Zelle® related marks are wholly owned by Early Warning Services, LLC and are used herein under license.

"It is exciting to have Flushing Bank's support of the Borough President's vision to transform Queens into a leading hub of innovation and technology through the Queens Tech & Innovation Challenge."

Seth Bornstein, Executive Producer, Queens Economic Development Corporation

Our goal is to be a reliable financial partner small enough to place the customer at the center of everything we do yet large enough to offer accessibility to the latest banking conveniences. Plus, with our innovative and simple-to-use tools, you can seamlessly manage your business while managing your bank accounts.

Business Online Banking

Flushing Bank Business Online Banking supports your busy schedule by providing online features that help you keep track of your budget and manage your money efficiently. View your balance and transactions while going paperless with free online eStatements and eBills. Simplify your financial agenda by accessing your online Flushing Bank account anytime from your mobile device.



Business Mobile Banking

Experience a fast, secure, and effortless way to manage and monitor your accounts with Flushing Bank Business Mobile Banking. The mobile banking app gives you access to valuable tools and services. Take advantage of financial flexibility that fits into your schedule—whenever, wherever.

Remote Deposit

Allows business customers to deposit checks into their accounts from their offices using a scanner attached to their computers. Save time and maintain cash flow while enjoying the convenience of depositing checks anytime.

Cash Management Services

Provides Cash Manager Direct business customers online access to view their account balances and transaction details and initiate transactions. Flushing Bank Online Escrow is a state-of-the-art digital tool to assist in the management of escrow and subaccount requirements.



Assisted Service Kiosk and Video Banker

These enhanced self-service ATMs manage almost any type of transaction, from cashing a check to providing cash in preferred denominations. Video Banker enables our face-to-face live banker service at the touch of a screen through a video-chat platform. Simply touch "Help" on the ATM screen to request assistance with a range of financial tasks.

"We are thankful to Flushing Bank for their support of our toy and toiletries donation drives, which have positively impacted the lives of the teens who live full time at our Residential Treatment Facility."

Kathleen Rivera, Chief of Development and Communications, The Child Center of New York

Environmental, Social, and Governance (ESG)

Our Company is environmentally aware and continues to work to reduce our carbon footprint. We are committed to helping our multicultural communities grow and to their social and economic success. We strive to be an inclusive and bias-free company, where employees feel empowered to achieve their full potential. The Bank has a leadership development program, health and wellness programs, diversity and inclusion initiatives, and employee volunteer engagement efforts. Our strong and diverse independent Board of Directors understands both the industry risks and those risks unique to our Bank.

We believe it is all about opening doors for people in the community and building something that is better for everyone. Our Company is committed to enhancing our ESG efforts and evolving our strategy to support our vision of building relationships in our communities while delivering rewarding value.





IN MEMORIAM
Michael J. Russo 1934 – 2023

On January 7, 2023, Michael J. Russo, a recently retired member of the Board of Directors, passed away at the age of 88. Mike served as a Director on the Board of the Company since its formation in 1994 and of the Bank since 1984. He was self-employed as a consulting engineer and served as Chief Executive Officer and Corporate Secretary of Fresh Meadow Mechanical Corp., a mechanical contracting firm. Mike was also President and Director of Operations of Northeastern Aviation Corp., an aircraft charter and management firm, and was a partner in AMF Associates, a commercial real estate company. Mike served as Chairman of the Board of Trustees of Flushing Hospital Medical Center. Prior to retiring in 2004, he served as Chairman of the Board of Anthony Russo, Inc., a general contracting firm, for over 40 years.

We are deeply saddened by Mike's passing as he has been a friend and colleague for more than 20 years. Our organization benefited greatly from his insights, guidance, and counsel. We speak for all the Board members when we say that he has left a void in our organization and that we will be forever grateful to Mike for his dedication and service to Flushing Financial Corporation and the Bank. It has been our privilege to work with Mike, and he will be greatly missed by all.

—Alfred A. DelliBovi, Chairman of the Board   —John R. Buran, President and Chief Executive Officer



2022 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended <u>December 31, 2022</u>

Commission file number **001-33013**

FLUSHING FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

<u>Delaware</u>	<u>11-3209278</u>
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

220 RXR Plaza, Uniondale, New York 11556
(Address of principal executive offices)

(718) 961-5400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**FFIC**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act. __Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. __Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. _X_ Yes __ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). _X_ Yes __ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer __	Accelerated filer _X_
Non-accelerated filer __	Smaller reporting company __
	Emerging growth company __

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. __

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. _X_ Yes __ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). __ Yes _X_ No

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter; the aggregate market value of the voting stock held by non-affiliates of the registrant was $599,310,000. This figure is based on the closing price on that date on the NASDAQ Global Select Market for a share of the registrant's Common Stock, $0.01 par value, which was $21.26.

The number of shares of the registrant's Common Stock outstanding as of February 28, 2023 was 29,488,448 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 16, 2023 are incorporated herein by reference in Part III.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K (this "Annual Report") relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed under the captions "Business — General — Allowance for Credit Losses" and "Business — General — Market Area and Competition" in Item 1 below, "Risk Factors" in Item 1A below, in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" in Item 7 below, and elsewhere in this Annual Report and in other documents filed by the Company with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "goals", "forecasts," "potential" or "continue" or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We have no obligation to update these forward-looking statements.

PART I

As used in this Report, the words "we," "us," "our" and the "Company" are used to refer to Flushing Financial Corporation (the "Holding Company") and its direct and indirect wholly owned subsidiaries, Flushing Bank (the "Bank"), Flushing Service Corporation, FSB Properties Inc., and Flushing Preferred Funding Corporation, which was dissolved as of June 30, 2021.

Item 1.   Business.

GENERAL

Overview

The Holding Company is a Delaware corporation organized in 1994. The Bank was organized in 1929 as a New York State-chartered mutual savings bank. Today the Bank operates as a full-service New York State commercial bank. Our primary business is the operation of the Bank. The Bank owned two subsidiaries during 2022: Flushing Service Corporation and FSB Properties Inc. The Bank also operates an internet branch (the "Internet Branch"), which operates under the brands of iGObanking.com® and BankPurely®. The activities of the Holding Company are primarily funded by dividends, if any, received from the Bank, issuances of subordinated debt and junior subordinated debt, and issuances of equity securities. The Holding Company's common stock is traded on the NASDAQ Global Select Market under the symbol "FFIC."

The Holding Company also owns Flushing Financial Capital Trust II, Flushing Financial Capital Trust III, and Flushing Financial Capital Trust IV (the "Trusts"), which are special purpose business trusts formed to issue a total of $60.0 million of capital securities and $1.9 million of common securities (which are the only voting securities). The Holding Company owns 100% of the common securities of the Trusts. The Trusts used the proceeds from the issuance of these securities to purchase junior subordinated debentures from the Holding Company. The Trusts are not included in our consolidated financial statements as we would not absorb the losses of the Trusts if losses were to occur.

Unless otherwise disclosed, the information presented in this Annual Report reflects the financial condition and results of operations of the Company. Management views the Company as operating a single unit – a community bank. Therefore, segment information is not provided. At December 31, 2022, the Company had total assets of $8.4 billion, deposits of $6.5 billion and stockholders' equity of $0.7 billion.

On October 30, 2020, the Company completed its acquisition of Empire Bancorp, Inc. ("Empire"), in a transaction valued at $87.5 million upon closing, all outstanding shares of Empire voting and non-voting common stock were exchanged for consideration consisting of $54.8 million in cash and 2,557,028 shares of Holding Company common stock. Goodwill of $1.5 million was recorded as a result of the Empire acquisition.

Our principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of multi-family residential properties loans, commercial business loans, commercial real estate mortgage loans and, to a lesser extent, one-to-four family loans (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (2) construction loans; (3) Small Business Administration ("SBA") loans; (4) mortgage loan surrogates such as mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. We also originate certain other consumer loans including overdraft lines of credit. At December 31, 2022, we had gross loans outstanding of $6,925.8 million, with gross mortgage loans totaling $5,380.9 million, or 77.7% of gross loans, and non-mortgage loans totaling $1,544.8 million, or 22.3% of gross loans. Mortgage loans are primarily multi-family, commercial and one-to-four family mixed-use properties, which represent 73.2% of gross loans. Our revenues are derived principally from interest on loans, our mortgage-backed securities portfolio, and interest and dividends on other investments in our securities portfolio. Our primary sources of funds are deposits, Federal Home Loan Bank of New York ("FHLB-NY") borrowings, principal and interest payments on loans, mortgage-backed, other securities and to a lesser extent proceeds from sales of securities and loans. The Bank's primary regulator is the New York State Department of Financial Services ("NYDFS"), and its primary federal regulator is the Federal Deposit Insurance Corporation ("FDIC"). Deposits are insured to the maximum allowable amount by the FDIC. Additionally, the Bank is a member of the Federal Home Loan Bank ("FHLB") system.

According to the New York Department of Labor, the unemployment rate for the New York City region decreased to 5.9% at December 2022 from 8.8% at December 2021. Although, the unemployment rate improved year-over-year, the rate is still elevated compared to many parts of the United States. Non-performing loans totaled $32.4 million, $14.9 million, and $21.1 million at December 31, 2022, 2021, and 2020, respectively. We had net charge-offs of impaired loans in 2022 totaling $1.5 million compared to $3.1 million and $3.6 million for the years ended December 31, 2021, and 2020, respectively. The Company recorded a provision (benefit) for credit losses on loans totaling $4.8 million, ($4.9) million, and $22.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The provision recorded in 2022 was primarily due to loan growth, increased reserves on specific credits, coupled with the ongoing environmental uncertainty resulting from high and rising inflation including increasing interest rates. The benefit recorded in 2021 was primarily due to improving economic conditions. The provision recorded in 2020 was primarily due to deteriorating economic conditions resulting from the COVID-19 pandemic.

Market Area and Competition

We are a community oriented commercial bank offering a wide variety of financial services to meet the needs of the communities we serve. The Bank's main office and its executive offices are in Uniondale, New York, located in Nassau County. At December 31, 2022, the Bank operated 25 full-service offices and the Internet Branch. We have offices located in the New York City Boroughs of Queens, Brooklyn, and Manhattan, and in Nassau and Suffolk County, New York. The vast majority of all of our mortgage loans are secured by properties located in the New York City metropolitan area.

We face intense competition both in making loans and in attracting deposits. Our market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than we do, and all of which are competitors to varying degrees. Particularly intense competition exists for deposits, as we compete with 109 banks and thrifts in the counties in which we have branch locations. Our market share of deposits, as of June 30, 2022, in these counties was 0.30% of the total deposits of these FDIC insured competing financial institutions, and we are the 25th largest financial institution.[1] In addition, we compete with credit unions, the stock market and mutual funds for customers' funds. Competition for deposits in our market and for national brokered deposits is primarily based on the types of deposits offered and rate paid on the deposits. Particularly intense competition also exists in all of the lending activities we emphasize.

In addition to the financial institutions mentioned above, we compete against mortgage banks and insurance companies located both within our market and available on the internet. Competition for loans in our market is primarily based on the types of loans offered and the related terms for these loans, including fixed-rate versus adjustable-rate loans and the interest rate on the loan. For adjustable-rate loans, competition is also based on the repricing period, the index to which the rate is referenced, and the spread over the index rate. Also, competition is influenced by the ability of a financial institution to respond to customer requests and to provide the borrower with a timely decision to approve or deny the loan application. The internet banking arena also has many larger financial institutions which have greater financial resources, name recognition and market presence than we do. Our future earnings prospects will be affected by our ability to compete effectively with other financial institutions and to implement our business strategies. Our strategy for attracting deposits includes using various marketing techniques, delivering enhanced technology and customer friendly banking services, and focusing on the unique personal and small business banking needs of the multi-ethnic communities we serve. Our strategy for attracting new loans is primarily dependent on providing timely response to applicants and maintaining a network of quality brokers and other business sources. See "Risk Factors – The Markets in Which We Operate Are Highly Competitive" included in Item 1A of this Annual Report.

For a discussion of our business strategies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Management Strategy" included in Item 7 of this Annual Report.

Lending Activities

Loan Portfolio Composition. Our loan portfolio consists primarily of mortgage loans secured by multi-family residential, commercial real estate, one-to-four family mixed-use property, one-to-four family residential property, and commercial business loans. In addition, we also offer construction loans, SBA loans and other consumer loans. The vast majority of our mortgage loans are secured by properties located within our market area. At December 31, 2022, we had gross loans outstanding of $6,925.8 million.

We have focused our loan origination efforts on multi-family residential mortgage loans, commercial real estate and commercial business loans with full banking relationships. All of these loan types generally include prepayment penalties that we collect if the loans pay in full prior to the contractual maturity. We expect to continue this emphasis through marketing and by maintaining competitive interest rates and origination fees. Our marketing efforts include frequent contact with mortgage brokers and other professionals who serve as referral sources.

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[1] Per June 2022 FDIC Summary of Deposits for the New York State Counties of New York, Kings, Queens, Nassau and Suffolk

Fully underwritten one-to-four family residential mortgage loans generally are considered by the banking industry to have less risk than other types of loans. Multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans generally have higher yields than one-to-four family residential property mortgage loans and shorter terms to maturity, but typically involve higher principal amounts and may expose the lender to a greater risk of credit loss than one-to-four family residential property mortgage loans. The greater risk associated with multi-family residential, commercial real estate and one-to-four family mixed-use property mortgage loans could require us to increase our provisions for credit losses and to maintain an allowance for credit losses as a percentage of total loans in excess of the allowance we currently maintain. We continually review the composition of our mortgage loan portfolio to manage the risk in the portfolio. See "General – Overview" in this Item 1 of this Annual Report.

Our loan portfolio consists of adjustable-rate ("ARM") and fixed-rate loans. Interest rates we charge on loans are affected primarily by the demand for such loans, the supply of money available for lending purposes, the rate offered by our competitors and the creditworthiness of the borrower. Many of those factors are, in turn, affected by local, regional and national economic conditions, and the fiscal, monetary and tax policies of the federal, state and local governments.

In general, consumers show a preference for ARM loans in periods of high interest rates and for fixed-rate loans when interest rates are low. In periods of declining interest rates, we may experience refinancing activity in ARM loans, as borrowers show a preference to lock-in the lower rates available on fixed-rate loans. In the case of ARM loans we originated, volume and adjustment periods are affected by the interest rates and other market factors as discussed above as well as consumer preferences. We have not in the past, nor do we currently, originate ARM loans that provide for negative amortization.

The majority of our commercial business loans are generated by the Company's business banking group which focuses on loan and deposit relationships to businesses located within our market area. These loans are generally personally guaranteed by the owners, and may be secured by the assets of the business, which at times may include real estate. The interest rate on these loans are generally adjustable based on a published index. These loans, while providing us a higher rate of return, also present a higher level of risk. The greater risk associated with commercial business loans could require us to increase our provision for credit losses, and to maintain an allowance for credit losses as a percentage of total loans in excess of the allowance we currently maintain.

At times, we may purchase whole or participations in loans from banks, mortgage bankers and other financial institutions when the loans complement our loan portfolio strategy. Loans purchased must meet our underwriting standards when they were originated. Our lending activities are subject to federal and state laws and regulations. See "— Regulation."

The following table sets forth the composition of our loan portfolio at the dates indicated:

	At December 31,									
	2022		2021		2020		2019		2018	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in thousands)					
Mortgage Loans:										
Multi-family residential	$ 2,601,384	37.57 %	$ 2,517,026	37.94 %	$ 2,533,952	37.81 %	$ 2,238,591	38.88 %	$ 2,269,048	41.00 %
Commercial real estate	1,913,040	27.62	1,775,629	26.77	1,754,754	26.18	1,582,008	27.48	1,542,547	27.86
One-to-four family - mixed-use property	554,314	8.00	571,795	8.62	602,981	9.00	592,471	10.29	577,741	10.44
One-to-four family - residential	241,246	3.48	276,571	4.17	253,262	3.78	196,879	3.42	198,848	3.59
Construction	70,951	1.02	59,761	0.90	83,322	1.24	67,754	1.18	50,600	0.91
Gross mortgage loans	5,380,935	77.69	5,200,782	78.40	5,228,271	78.01	4,677,703	81.25	4,638,784	83.80
Non-mortgage loans:										
Small Business Administration	23,275	0.34	93,811	1.41	167,376	2.50	14,445	0.25	15,210	0.27
Taxi medallion	—	—	—	—	2,757	0.04	3,309	0.06	4,539	0.08
Commercial business and other	1,521,548	21.97	1,339,273	20.19	1,303,225	19.45	1,061,478	18.44	877,763	15.85
Gross non-mortgage loans	1,544,823	22.31	1,433,084	21.60	1,473,358	21.99	1,079,232	18.75	897,512	16.20
Gross loans	6,925,758	100.00 %	6,633,866	100.00 %	6,701,629	100.00 %	5,756,935	100.00 %	5,536,296	100.00 %
Unearned loan fees and deferred costs, net	9,011		4,239		3,045		15,271		15,188	
Less: Allowance for credit losses	(40,442)		(37,135)		(45,153)		(21,751)		(20,945)	
Loans, net	$ 6,894,327		$ 6,600,970		$ 6,659,521		$ 5,750,455		$ 5,530,539	

The following table sets forth our loan originations (including the net effect of refinancing) and the changes in our portfolio of loans, including purchases, sales and principal reductions for the years indicated:

(In thousands)		For the years ended December 31,				
		2022		2021		2020
Mortgage Loans						
At beginning of period	$	5,200,782	$	5,228,271	$	4,677,703
Mortgage loans originated:						
Multi-family residential		474,409		246,964		207,101
Commercial real estate		308,455		140,948		157,592
One-to-four family mixed-use property		37,598		41,110		35,131
One-to-four family residential		25,059		13,009		22,509
Construction		28,732		26,375		12,059
Total mortgage loans originated		874,253		468,406		434,392
Mortgage loans purchased:						
Multi-family residential		—		—		5,628
Commercial real estate		—		27,534		34,260
One-to-four family residential		—		57,952		—
Construction		2,860		11,749		9,800
Total mortgage loans purchased		2,860		97,235		49,688
Acquisition of Empire loans:						
Multi-family residential		—		—		287,239
Commercial real estate		—		—		81,349
One-to-four family mixed-use property		—		—		25,151
One-to-four family residential		—		—		54,437
Construction		—		—		12,912
Total mortgage loans acquired		—		—		461,088
Less:						
Principal reductions		665,377		565,606		394,099
Mortgage loan sales		31,355		27,384		498
Charge-offs		228		140		3
At end of period	$	5,380,935	$	5,200,782	$	5,228,271
Non-mortgage loans						
At beginning of period	$	1,433,084	$	1,473,358	$	1,079,232
Loans originated:						
Small Business Administration		3,461		143,363		112,352
Commercial business		364,177		375,508		254,121
Other		4,402		4,594		9,960
Total other loans originated		372,040		523,465		376,433
Non-mortgage loans purchased:						
Commercial business		272,841		164,856		143,601
Total non-mortgage loans purchased		272,841		164,856		143,601
Acquisition of Empire loans:						
Small Business Administration		—		—		62,778
Commercial business		—		—		161,495
Other		—		—		43
Total non-mortgage loans acquired		—		—		224,316
Less:						
Non-mortgage loan sales		300		—		6,876
Principal reductions		530,750		723,601		339,346
Charge-offs		2,092		4,994		4,002
At end of period	$	1,544,823	$	1,433,084	$	1,473,358

Loan Maturity and Repricing. The following table shows the maturity of our total loan portfolio at December 31, 2022. Scheduled repayments are shown in the maturity category in which the payments become due.

(In thousands)	Mortgage loans					Non-mortgage loans		
	Multi-family residential	Commercial real estate	One-to-four family mixed-use property	One-to-four family residential	Construction	Small Business Administration	Commercial business and other	Total loans
Amounts due within one year	$ 330,331	$ 338,542	$ 48,676	$ 15,388	$ 65,083	$ 2,338	$ 483,787	$ 1,284,145
Amounts due after one year:								
One to two years	259,736	240,319	43,434	15,331	1,678	2,130	282,464	845,092
Two to three years	246,188	218,280	44,346	14,107	205	2,003	210,498	735,627
Three to five years	232,877	183,624	44,252	13,403	212	1,067	154,838	630,273
Five to fifteen years	227,189	165,164	44,365	18,520	3,773	806	107,383	567,200
Over fifteen years	1,305,063	767,111	329,241	164,497	—	14,931	282,578	2,863,421
Total due after one year	2,271,053	1,574,498	505,638	225,858	5,868	20,937	1,037,761	5,641,613
Total amounts due	$ 2,601,384	$ 1,913,040	$ 554,314	$ 241,246	$ 70,951	$ 23,275	$ 1,521,548	$ 6,925,758
Sensitivity of loans to changes in interest rates - loans due after one year:								
Fixed rate loans	$ 292,392	$ 106,857	$ 169,812	$ 22,606	$ —	$ 4,027	$ 593,029	$ 1,188,723
Adjustable rate loans	1,978,661	1,467,641	335,826	203,252	5,868	16,910	444,732	4,452,890
Total loans due after one year	$ 2,271,053	$ 1,574,498	$ 505,638	$ 225,858	$ 5,868	$ 20,937	$ 1,037,761	$ 5,641,613

Multi-family Residential Lending. Loans secured by multi-family residential properties were $2,601.4 million, or 37.57% of gross loans, at December 31, 2022. Our multi-family residential mortgage loans had an average principal balance of $1.1 million at December 31, 2022, and the largest multi-family residential mortgage loan held in our portfolio had a principal balance of $24.9 million. We offer both fixed-rate and adjustable-rate multi-family residential mortgage loans, with maturities of up to 30 years.

In underwriting multi-family residential mortgage loans, we review the expected net operating income generated by the real estate collateral securing the loan, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. We typically require debt service coverage of at least 125% of the monthly loan payment. We generally originate these loans up to only 75% of the appraised value or the purchase price of the property, whichever is less. Any loan with a final loan-to-value ratio in excess of 75% must be approved by the Board of Directors of the Bank (the "Bank Board of Directors") or the Loan Committee as an exception to policy. We generally rely on the income generated by the property as the primary means by which the loan is repaid. However, personal guarantees may be obtained for additional security from these borrowers. We typically order an environmental report on our multi-family and commercial real estate loans.

Loans secured by multi-family residential property generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. The increased credit risk is the result of several factors, including the concentration of principal in a smaller number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family residential property is typically dependent upon the successful operation of the related property, which is usually owned by a legal entity with the property being the entity's only asset. If the cash flow from the property is reduced, the borrower's ability to repay the loan may be impaired. If the borrower defaults, our only remedy may be to foreclose on the property, for which the market value may be less than the balance due on the related mortgage loan. Loans secured by multi-family residential property also may involve a greater degree of environmental risk. We seek to protect against this risk through obtaining an environmental report. See "Asset Quality — Environmental Concerns Relating to Loans."

At December 31, 2022, $2,189.8 million, or 84.18%, of our multi-family mortgage loans consisted of ARM loans. We offer ARM loans with adjustment periods typically of five years and for terms of up to 30 years. Interest rates on ARM loans currently offered by us are adjusted at the beginning of each adjustment period based upon a fixed spread above the FHLB-NY corresponding Regular Advance Rate. From time to time, due to competitive forces, we may originate ARM loans at an initial rate lower than the fully indexed rate as a result of a discount on the spread for the initial adjustment period. Multi-family adjustable-rate mortgage loans generally are not subject to limitations on interest rate increases either on an adjustment period or aggregate basis over the life of the loan; however, the loans generally contain interest rate floors. We originated and purchased multi-family ARM loans totaling $392.0 million, $188.7 million, and $173.6 million during 2022, 2021, and 2020, respectively.

At December 31, 2022, $411.6 million, or 15.82%, of our multi-family mortgage loans consisted of fixed rate loans. Our fixed-rate multi-family mortgage loans are generally originated for terms up to 15 years and are competitively priced based on market conditions and our cost of funds. We originated and purchased $82.4 million, $58.3 million, and $39.1 million of fixed-rate multi-family mortgage loans in 2022, 2021, and 2020, respectively.

Commercial Real Estate Lending. Loans secured by commercial real estate were $1,913.0 million, or 27.62% of gross loans, at December 31, 2022. Our commercial real estate mortgage loans are secured by properties such as hotels/motels, small business facilities, strip shopping centers, warehouses, and office buildings. At December 31, 2022, our commercial real estate mortgage loans had an average principal balance of $2.4 million and the largest of such loans, which is secured by a multi-tenant shopping center, had a principal balance of $35.8 million. Commercial real estate mortgage loans are generally originated in a range of $100,000 to $10.0 million.

In underwriting commercial real estate mortgage loans, we employ the same underwriting standards and procedures as are employed in underwriting multi-family residential mortgage loans.

Commercial real estate mortgage loans generally involve a greater degree of credit risk for the same reasons applicable to multi-family residential mortgage loans.

At December 31, 2022, $1,711.0 million, or 89.44%, of our commercial mortgage loans consisted of ARM loans. We offer ARM loans with adjustment periods of one to five years and generally for terms of up to 15 years. Interest rates on ARM loans currently offered by us are adjusted at the beginning of each adjustment period based upon a fixed spread above the FHLB-NY corresponding Regular Advance Rate. From time to time, we may originate ARM loans at an initial rate lower than the index as a result of a discount on the spread for the initial adjustment period. Commercial adjustable-rate mortgage loans generally are not subject to limitations on interest rate increases either on an adjustment period or aggregate basis over the life of the loan; however, the loans generally contain interest rate floors. We originated and purchased commercial ARM loans totaling $273.1 million, $148.8 million, and $134.0 million during 2022, 2021, and 2020, respectively.

At December 31, 2022, $202.0 million, or 10.56%, of our commercial mortgage loans consisted of fixed-rate loans. Our fixed-rate commercial mortgage loans are generally originated for terms up to 20 years and are competitively priced based on market conditions and our cost of funds. We originated and purchased $35.4 million, $19.6 million, and $57.9 million of fixed-rate commercial mortgage loans in 2022, 2021, and 2020, respectively.

One-to-Four Family Mortgage Lending – Mixed-Use Properties. We offer mortgage loans secured by one-to-four family mixed-use properties. These properties contain up to four residential dwelling units and include a commercial component. We offer both fixed-rate and adjustable-rate one-to-four family mixed-use property mortgage loans with maturities of up to 30 years and a general maximum loan amount of $1.0 million. One-to-four family mixed-use property mortgage loans were $554.3 million, or 8.00% of gross loans, at December 31, 2022.

In underwriting one-to-four family mixed-use property mortgage loans, we employ the same underwriting standards as are employed in underwriting multi-family residential mortgage loans.

At December 31, 2022, $358.1 million, or 64.60%, of our one-to-four family mixed-use property mortgage loans consisted of ARM loans. We offer adjustable-rate one-to-four family mixed-use property mortgage loans with adjustment periods typically of five years and for terms of up to 30 years. Interest rates on ARM loans currently offered by the Bank are adjusted at the beginning of each adjustment period based upon a fixed spread above the FHLB-NY corresponding Regular Advance Rate. From time to time, we may originate ARM loans at an initial rate lower than the index as a result of a discount on the spread for the initial adjustment period. One-to-four family mixed-use property adjustable-rate mortgage loans generally are not subject to limitations on interest rate increases either on an adjustment period or aggregate basis over the life of the loan; however, the loans generally contain interest rate floors. We originated and purchased one-to-four family mixed-use property ARM loans totaling $15.7 million, $15.1 million, and $10.0 million during 2022, 2021, and 2020, respectively.

At December 31, 2022, $196.2 million, or 35.40%, of our one-to-four family mixed-use property mortgage loans consisted of fixed-rate loans. Our fixed-rate one-to-four family mixed-use property mortgage loans are originated for terms of up to 15 years and are competitively priced based on market conditions and the Bank's cost of funds. We originated and purchased $21.9 million, $26.0 million, and $25.2 million of fixed-rate one-to-four family mixed-use property mortgage loans in 2022, 2021, and 2020, respectively.

One-to-Four Family Mortgage Lending – Residential Properties. We offer mortgage loans secured by one-to-four family residential properties, including townhouses and condominium units. For purposes of the description contained in this section, one-to-four family residential mortgage loans, co-operative apartment loans and home equity loans are collectively referred to herein as "residential mortgage loans." We offer both fixed-rate and adjustable-rate residential mortgage loans with maturities of up to 30 years and a general maximum loan amount of $1.0 million. Residential mortgage loans were $241.2 million, or 3.48% of gross loans, at December 31, 2022.

We generally originate residential mortgage loans in amounts up to 80% of the appraised value or the sale price, whichever is less. Private mortgage insurance is required whenever loan-to-value ratios exceed 80% of the appraised value of the property securing the loan.

At December 31, 2022, $215.8 million, or 89.45%, of our residential mortgage loans consisted of ARM loans. We offer ARM loans with adjustment periods of one, three, five, seven or ten years. Interest rates on ARM loans currently offered by us are adjusted at the beginning of each adjustment period based upon a fixed spread above the FHLB-NY corresponding Regular Advance Rate. From time to time, we may originate ARM loans at an initial rate lower than the index as a result of a discount on the spread for the initial adjustment period. ARM loans generally are subject to limitations on interest rate increases of 2% per adjustment period and an aggregate adjustment of 6% over the life of the loan and have interest rate floors. We originated and purchased residential ARM loans totaling $21.7 million, $70.2 million, and $18.3 million during 2022, 2021, and 2020, respectively.

The retention of ARM loans in our portfolio helps us reduce our exposure to interest rate risks. However, in an environment of rapidly increasing interest rates, it is possible for the interest rate increase to exceed the maximum aggregate adjustment on one-to-four family residential ARM loans and negatively affect the spread between our interest income and our cost of funds.

ARM loans generally involve credit risks different from those inherent in fixed-rate loans, primarily because if interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. However, this potential risk is lessened by our policy of originating one-to-four family residential ARM loans with annual and lifetime interest rate caps that limit the increase of a borrower's monthly payment.

At December 31, 2022, $25.4 million, or 10.55%, of our residential mortgage loans consisted of fixed-rate loans. Our fixed-rate residential mortgage loans typically are originated for terms of 15 and 30 years and are competitively priced based on market conditions and our cost of funds. We originated and purchased $3.3 million, $0.8 million, and $4.2 million in fixed-rate residential mortgages in 2022, 2021, and 2020, respectively.

At December 31, 2022, home equity loans totaled $22.6 million, or 0.33%, of gross loans. Home equity loans are included in our portfolio of residential mortgage loans. These loans are offered as adjustable-rate "home equity lines of credit" on which interest only is due for an initial term of 10 years and thereafter principal and interest payments sufficient to liquidate the loan are required for the remaining term, not to exceed 30 years. These adjustable "home equity lines of credit" may include a "floor" and/or a "ceiling" on the interest rate that we charge for these loans. These loans also may be offered as fully amortizing closed-end fixed-rate loans for terms up to 15 years. The majority of home equity loans originated are owner occupied one-to-four family residential properties and condominium units. To a lesser extent, home equity loans are also originated on one-to-four residential properties held for investment and second homes. All home equity loans are subject to an 80% loan-to-value ratio computed on the basis of the aggregate of the first mortgage loan amount outstanding and the proposed home equity loan. They are generally granted in amounts from $25,000 to $300,000.

Construction Loans. At December 31, 2022, construction loans totaled $71.0 million, or 1.02%, of gross loans. Our construction loans primarily are adjustable-rate loans to finance the construction of one-to-four family residential properties, multi-family residential properties and owner-occupied commercial properties. We also, to a limited extent, finance the construction of commercial properties. Our policies provide that construction loans may be made in amounts up to 70% of the estimated value of the developed property and only if we obtain a first lien position on the underlying real estate. Construction loans are generally made with terms of two years or less. Advances are made as construction progresses and inspection warrants, subject to continued title searches to ensure that we maintain a first lien position. We originated and purchased construction loans totaling $31.6 million, $38.1 million, and $21.9 million during 2022, 2021, and 2020, respectively.

Construction loans involve a greater degree of risk than other loans because, among other things, the underwriting of such loans is based on an estimated value of the developed property, which can be difficult to ascertain in light of uncertainties inherent in such estimations. In addition, construction lending entails the risk that the project may not be completed due to cost overruns or changes in market conditions.

Small Business Administration Lending. At December 31, 2022, SBA loans totaled $23.3 million, representing 0.34% of gross loans. These loans are extended to small businesses and are guaranteed by the SBA up to a maximum of 85% of the loan balance for loans with balances of $150,000 or less, and to a maximum of 75% of the loan balance for loans with balances greater than $150,000. We also provide term loans and lines of credit up to $350,000 under the SBA Express Program, on which the SBA provides a 50% guaranty. The maximum loan size under the SBA guarantee program is $5.0 million, with a maximum loan guarantee of $3.75 million. All SBA loans are underwritten in accordance with SBA Standard Operating Procedures which requires collateral and the personal guarantee of the owners with more than 20% ownership from SBA borrowers. Typically, SBA loans are originated in the range of $25,000 to $2.0 million with terms ranging from one to seven years and up to 25 years for owner occupied commercial real estate mortgages. SBA loans are generally offered at adjustable-rates tied to the prime rate (as published in the *Wall Street Journal*) with adjustment periods of one to three months. At times, we may sell the guaranteed portion of certain SBA term loans in the secondary market, realizing a gain at the time of sale, and retaining the servicing rights on these loans, collecting a servicing fee of approximately 1%.

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") created the SBA Paycheck Protection Program ("SBA PPP"). The SBA guarantees 100% of the amounts loaned by preferred banks. These loans are extended to small businesses with less than 500 employees that were in business prior to February 15, 2020 with loan amounts of $10.0 million or less to cover their payroll costs, health care benefits (including paid sick or medical leave, and insurance premiums), mortgage interest obligations of business, rent obligations, utility payments, interest on other debt obligations with terms ranging up to two years with no interest payments required for six months from the date of disbursement.

We originated and purchased SBA loans totaling $3.5 million, $143.4 million (including $138.7 million of SBA PPP loans), and $112.4 million (including $111.6 million of SBA PPP loans), during 2022, 2021, and 2020, respectively.

Commercial Business and Other Lending. At December 31, 2022, commercial business and other loans totaled $1,521.5 million, or 21.97%, of gross loans. We originate and purchase commercial business loans and other loans for business, personal, or household purposes. Commercial business loans are provided to businesses in the New York City metropolitan area with annual sales of up to $250.0 million. Our commercial business loans include lines of credit and term loans including owner occupied mortgages. These loans are secured by business assets, including accounts receivables, inventory, equipment and real estate and generally require personal guarantees. The Bank also enters into participations/syndications on senior secured commercial business loans, which are serviced by other banks. Commercial business loans are generally originated in a range of $100,000 to $10.0 million. We generally offer adjustable-rate loans with adjustment periods of five years for owner occupied mortgages and for lines of credit the adjustment period is generally monthly. Interest rates on adjustable-rate loans currently offered by us are adjusted at the beginning of each adjustment period based upon a fixed spread above the FHLB-NY corresponding Regular Advance Rate for owner occupied mortgages and a fixed spread above the London Interbank Offered Rate ("LIBOR") or Prime Rate for lines of credit. Beginning in mid-2023 these loans will no longer reprice using LIBOR and will reprice on an alternative index, such as Secured Overnight Financing Rate ("SOFR"), which is intended to replace U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. Commercial business adjustable-rate loans generally are not subject to limitations on interest rate increases either on an adjustment period or aggregate basis over the life of the loan, however they generally are subject to interest rate floors. Our fixed-rate commercial business loans are generally originated for terms up to 20 years and are competitively priced based on market conditions and our cost of funds. We originated and purchased $637.0 million, $540.4 million, and $397.7 million of commercial business loans during 2022, 2021, and 2020, respectively.

Other loans generally consist of overdraft lines of credit. Generally, unsecured consumer loans are limited to amounts of $5,000 or less for terms of up to five years. We originated and purchased $4.4 million, $4.6 million, and $10.0 million of other loans during 2022, 2021, and 2020, respectively. The underwriting standards employed by us for consumer and other loans include a determination of the applicant's payment history on other debts and assessment of the applicant's ability to meet payments on all of his or her obligations. In addition to the creditworthiness of the applicant, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. Unsecured loans tend to have higher risk, and therefore command a higher interest rate.

Loan Extensions, Renewals, Modifications and Restructuring. Extensions, renewals, modifications or restructuring a loan, other than a loan that is classified as troubled debt restructured ("TDR"), requires the loan to be fully underwritten in accordance with our policy. The borrower must be current to have a loan extended, renewed, or restructured. Our policy for modifying a mortgage loan due to the borrower's request for changes in the terms will depend on the changes requested. The borrower must be current and have a good payment history to have a loan modified. If the borrower is seeking additional funds, the loan is fully underwritten in accordance with our policy for new loans. If the borrower is seeking a reduction in the interest rate due to a decline in interest rates in the market, we generally limit our review as follows: (1) for income producing properties and commercial business loans, to a review of the operating results of the property/business and a satisfactory inspection of the property, and (2) for one-to-four residential properties, to a satisfactory inspection of the property. Our policy on restructuring a loan when the loan will be classified as a TDR requires the loan to be fully underwritten in accordance with Company policy. The borrower must demonstrate the ability to repay the loan under the new terms. When the restructuring results in a TDR, we may waive some requirements of Company policy provided the borrower has demonstrated the ability to meet the requirements of the restructured loan and repay the restructured loan. While our formal lending policies do not prohibit making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days, it has been our practice not to make additional loans to a borrower or a related interest of the borrower if the borrower is past due more than 90 days as to principal or interest. During the most recent three fiscal years, we did not make any additional loans to a borrower or any related interest of the borrower who was past due in principal or interest more than 90 days. All extensions, renewals, restructurings, and modifications must be approved by the appropriate Loan Committee.

Loan Approval Procedures and Authority. The Board of Directors of the Company (the "Board of Directors") approved lending policies establishing loan approval requirements for our various types of loan products. Our Residential Mortgage Lending Policy (which applies to all one-to-four family mortgage loans, including residential and mixed-use property) establishes authorized levels of approval. One-to-four family mortgage loans that do not exceed $750,000 require two signatures for approval, one of which must be from either the President, Senior Executive Vice President Chief of Real Estate Lending, the Executive Vice President of Residential, Mixed Use & Small Multi-family Lending or Executive Vice President Real Estate Credit Center (collectively, "Authorized Officers") and the other from a Senior Underwriter,

Manager, Underwriter or Junior Underwriter in the Residential Mortgage Loan Department (collectively, "Loan Officers"), and ratification by the Management Loan Committee. For one-to-four family mortgage loans in excess of $750,000 up to $2.0 million, three signatures are required for approval, at least two of which must be from Authorized Officers, and the other one may be a Loan Officer, and ratification by the Management Loan Committee and the Director's Loan Committee. The Director's Loan Committee or the Bank Board of Directors also must approve one-to-four family mortgage loans in excess of $2.0 million up to and including $5.0 million after obtaining two signatures from authorized officers and one signature from loan officers with Management Loan Committee approval. One-to-four family mortgage loans in excess of $5.0 million may require Director's inspection.

Pursuant to our Commercial Real Estate Lending Policy, loans secured by commercial real estate and multi-family residential properties up to $2.0 million are approved by the Executive Vice President of Commercial Real Estate and the Senior Executive Vice President, Chief of Real Estate Lending or Executive Vice President Credit Center Manager and then ratified by the Management Loan Committee and/or the Director's Loan Committee. Loans provided in excess of $2.0 million and up to and including $5.0 million must be submitted with the two signatures of the officers to the Management Loan Committee for final approval and then to the Director's Loan Committee and/or Board of Directors for ratification. Loans in excess of $5.0 million and up to and including $25.0 million must be submitted subsequently to the Director's Loan Committee and/or the Board of Directors for approval. Loan amounts in excess of $25.0 million must be approved by the Board of Directors.

In accordance with our Business Banking Credit Policy, commercial business and other loans require two signatures from the Business Loan Committee for approval up to $0.5 million. All commercial business loans and SBA loans over $0.5 million and up to $2.5 million must be approved by obtaining two signatures from the Business Loan Committee and ratified by the Management Loan Committee. Commercial business loans and SBA loans in excess of $2.5 million up to $5.0 million must be approved by the Management Loan Committee and ratified by the Director's Loan Committee. Loans in excess of $5.0 million must be submitted to the Director's Loan Committee and/ or the Board of Directors for approval.

Our Construction Loan Policy requires construction loans up to and including $2.0 million must be approved by the Senior Executive Vice President, Chief of Real Estate Lending and the Executive Vice President of Commercial Real Estate, and ratified by the Management Loan Committee or the Director's Loan Committee. Such loans in excess of $2.0 million up to and including $5.0 million require the same officer approvals, approval of the Management Loan Committee, and ratification of the Director's Loan Committee or the Bank Board of Directors. Loan proposals in excess of $5.0 million up to and including $25.0 million that are approved by Management Loan Committee will subsequently be submitted to either the Directors Loan Committee and/or the Board of Directors for their approval. Construction loans in excess of $25.0 million require the subsequent approval of the Bank Board of Directors. Any loan, regardless of type, that deviates from our written credit policies must be approved by the Director's Loan Committee or the Bank Board of Directors.

For all loans originated by us, upon receipt of a completed loan application, a credit report is ordered, and certain other financial information is obtained. An appraisal of the real estate intended to secure the proposed loan is required to be received. An independent appraiser designated and approved by us currently performs such appraisals. Our staff appraisers review all appraisals. The Bank Board of Directors annually approves the independent appraisers used by the Bank and approves the Bank's appraisal policy. It is our policy to require borrowers to obtain title insurance and hazard insurance on all real estate loans prior to closing. For certain borrowers, and/or as required by law, the Bank may require escrow funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which we make disbursements for items such as real estate taxes and, in some cases, hazard insurance premiums.

Loan Concentrations. The maximum amount of credit that the Bank can extend to any single borrower or related group of borrowers generally is limited to 15% of the Bank's unimpaired capital and surplus, or $137.3 million at December 31, 2022. Applicable laws and regulations permit an additional amount of credit to be extended, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. See "-Regulation." However, it is currently our policy not to extend such additional credit. At December 31, 2022, there were no loans in excess of the maximum dollar amount of loans to one borrower that the Bank was authorized to make. At that date, the Bank's three largest aggregate amount of outstanding loans to one borrower were $109.4 million, $83.3 million, and $76.5 million for each of the three borrowers, all of which were performing according to their terms.

Loan Servicing. At December 31, 2022, we were servicing $52.1 million of loans for others. Our policy is to retain the servicing rights to the mortgage and SBA loans that we sell in the secondary market, other than sales of delinquent loans, which are sold with servicing released to the buyer. On mortgage loans and commercial business loan participations purchased by us for whom the seller retains the servicing rights, we receive monthly reports with which we monitor the loan portfolio. Based upon servicing agreements with the servicers of the loans, we rely upon the servicer to contact delinquent borrowers, collect delinquent amounts and initiate foreclosure proceedings, when necessary, all-in accordance with applicable laws, regulations and the terms of the servicing agreements between us and our servicing agents. The servicers are required to submit monthly reports on their collection efforts on delinquent loans. At December 31, 2022 and 2021, we held $460.0 million and $653.4 million, respectively, of loans that were serviced by others.

Asset Quality

Loan Collection. When a borrower fails to make a required payment on a loan, except for serviced loans as described above, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. In the case of mortgage loans, personal contact is made with the borrower after the loan becomes 30 days delinquent. We take a proactive approach to managing delinquent loans, including conducting site examinations, and encouraging borrowers to meet with one of our representatives. When deemed appropriate, we develop short-term payment plans that enable borrowers to bring their loans current, generally within six to nine months. We review delinquencies on a loan-by-loan basis, diligently exploring ways to help borrowers meet their obligations and return them back to current status.

In the case of commercial business or other loans, we generally send the borrower a written notice of non-payment when the loan is first past due. In the event payment is not then received, additional letters and phone calls generally are made in order to encourage the borrower to meet with one of our representatives to discuss the delinquency. If the loan still is not brought current and it becomes necessary for us to take legal action, which typically occurs after a loan is delinquent 90 days or more, we may attempt to repossess personal or business property that secures a SBA loan, commercial business loan or consumer loan.

When the borrower has indicated that they will be unable to bring the loan current, or due to other circumstances which, in our opinion, indicate the borrower will be unable to bring the loan current within a reasonable time, the loan is classified as non-performing. All loans classified as non-performing, which includes all loans past due 90 days or more, are on non-accrual status unless there is, in our opinion, compelling evidence the borrower will bring the loan current in the immediate future. At December 31, 2022, there was one loan for $2.6 million that was past due 90 days or more and still accruing interest.

Upon classifying a loan as non-performing, we review available information and conditions that relate to the status of the loan, including the estimated value of the loan's collateral and any legal considerations that may affect the borrower's ability to continue to make payments. Based upon the available information, we will consider the sale of the loan or retention of the loan. If the loan is retained, we may continue to work with the borrower to collect the amounts due or start foreclosure proceedings. If a foreclosure action is initiated and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is sold at foreclosure or by us as soon thereafter as practicable.

Once the decision to sell a loan is made, we determine what we would consider adequate consideration to be obtained when that loan is sold, based on the facts and circumstances related to that loan. Investors and brokers are then contacted to seek interest in purchasing the loan. We have been successful in finding buyers for our non-performing loans offered for sale that are willing to pay what we consider to be adequate consideration. Terms of the sale include cash due upon closing of the sale, no contingencies or recourse to us, servicing is released to the buyer and time is of the essence. These sales usually close within a reasonably short time period.

This strategy of selling non-performing loans has allowed us to optimize our return by quickly converting our non-performing loans to cash, which can then be reinvested in earning assets. This strategy also allows us to avoid lengthy and costly legal proceedings that may occur with non-performing loans. There can be no assurances that we will continue this strategy in the future, or if continued, we will be able to find buyers to pay adequate consideration.

The following table shows delinquent and non-performing loans sold during the periods indicated:

	For the years ended December 31,		
(Dollars in thousands)	2022	2021	2020
Count	7	33	2
Proceeds	$ 6,863	$ 28,632	$ 580
Net charge-offs	—	(121)	—
Gross gains	119	335	42

Troubled Debt Restructured. For borrowers who are experiencing financial difficulties, we have restructured certain problem loans by: reducing the interest rate until the next reset date, extending the amortization period thereby lowering the monthly payments, deferring a portion of the interest payment, and/or changing the loan to interest only payments for a limited time period. At times, certain problem loans have been restructured by combining more than one of these options. These restructurings have not included a reduction of principal balance. We believe that restructuring these loans in this manner will allow certain borrowers to become and remain current on their loans. These restructured loans are classified TDR. Loans which have been current for six consecutive months at the time they are restructured as TDR remain on accrual status. Loans which were delinquent at the time they are restructured as a TDR are placed on non-accrual status until they have made timely payments for six consecutive months.

The following table shows loans classified as TDR at amortized cost that are performing according to their restructured terms at the periods indicated:

	At December 31,				
(In thousands)	2022	2021	2020	2019	2018
Accrual Status:					
Multi-family residential	$ 1,673	$ 1,690	$ 1,700	$ 1,873	$ 1,916
Commercial real estate	7,572	7,572	7,702	—	—
One-to-four family - mixed-use property	974	1,375	1,459	1,481	1,692
One-to-four family - residential	253	483	507	531	552
Commercial business and other	1,069	1,340	1,588	—	279
Total	11,541	12,460	12,956	3,885	4,439
Non-Accrual Status:					
One-to-four family - mixed-use property	248	261	272	—	—
Taxi Medallion	—	—	440	1,668	3,926
Commercial business and other	28	41	2,243	941	—
Total	276	302	2,955	2,609	3,926
Total performing troubled debt restructured	$ 11,817	$ 12,762	$ 15,911	$ 6,494	$ 8,365

Loans that are restructured as TDR but are not performing in accordance with the restructured terms are excluded from the TDR table above, as they are placed on non-accrual status and reported as non-performing loans. At December 31, 2022, there were 2 loans totaling $3.3 million which were restructured as TDR not performing in accordance with its restructured terms. At December 31, 2021, there were no loans which were restructured as TDR not performing in accordance with its restructured terms.

Delinquent Loans and Non-performing Assets. We generally discontinue accruing interest on delinquent loans when a loan is 90 days past due. At that time, previously accrued but uncollected interest is reversed from income. Loans in default 90 days or more as to their maturity date but not their interest payments, however, continue to accrue interest as long as the borrower continues to timely remit interest payments.

The following table shows our non-performing assets at the dates indicated. During the years ended December 31, 2022, 2021, and 2020, the amounts of additional interest income that would have been recorded on non-accrual loans, had they been current, totaled $1.6 million, $1.1 million, and $1.4 million, respectively. These amounts were not included in our interest income for the respective periods.

(Dollars in thousands)	At December 31, 2022	2021	2020	2019	2018
Loans 90 days or more past due and still accruing:					
Multi-family residential	$ —	$ —	$ 201	$ 445	$ —
Commercial real estate	—	—	2,547	—	—
Construction	2,600	—	—	—	—
Total	2,600	—	2,748	445	—
Non-accrual mortgage loans:					
Multi-family residential	3,206	2,431	2,524	2,296	2,410
Commercial real estate	237	613	1,683	367	1,379
One-to-four family mixed-use property [1]	790	1,309	1,366	274	928
One-to-four family residential	4,425	7,725	5,854	5,139	6,144
Total	8,658	12,078	11,427	8,076	10,861
Non-accrual non-mortgage loans:					
Small Business Administration	937	937	1,151	1,151	1,267
Taxi medallion[1]	—	—	2,317	1,641	613
Commercial business and other [1]	20,187	1,918	3,430	1,945	3,512
Total	21,124	2,855	6,898	4,737	5,392
Total non-accrual loans	29,782	14,933	18,325	12,813	16,253
Total non-performing loans	32,382	14,933	21,073	13,258	16,253
Other non-performing assets:					
Other Real Estate Owned	—	—	—	239	—
Held-to-maturity securities	20,981	—	—	—	—
Other assets acquired through foreclosure	—	—	35	35	35
Total	20,981	—	35	274	35
Total non-performing assets	$ 53,363	$ 14,933	$ 21,108	$ 13,532	$ 16,288
Non-performing loans to gross loans	0.47 %	0.23 %	0.31 %	0.23 %	0.29 %
Non-performing assets to total assets	0.63 %	0.19 %	0.26 %	0.19 %	0.24 %

(1) Not included in the above analysis are the following non-accrual TDRs that are performing according to their restructured terms: taxi medallion loans totaling $0.4 million, $1.7 million and $3.9 million at December 31, 2020, 2019 and 2018 respectively, One-to-four family mixed-use property loans totaling $0.2 million at December 31, 2022 and $0.3 million at December 31, 2021, and commercial business loans totaling less than $0.1 million at December 31, 2022, and 2021, and $2.2 million and $0.9 million at December 31, 2020, and 2019, respectively.

The following table shows our delinquent loans that are less than 90 days past due and still accruing interest at the periods indicated:

	December 31, 2022		December 31, 2021	
	30 - 59 days	60 - 89 days	30 - 59 days	60 - 89 days
	(In thousands)			
Multi-family residential	$ 1,475	$ 1,787	$ 3,652	$ 4,193
Commercial real estate	2,561	—	5,743	—
One-to-four family — mixed-use property	3,721	—	2,319	—
One-to-four family — residential	2,734	—	163	224
Small Business Administration	329	—	—	—
Commercial business and other	7,636	16	101	40
Total	$ 18,456	$ 1,803	$ 11,978	$ 4,457

Other Real Estate Owned. We aggressively market our Other Real Estate Owned ("OREO") properties. At December 31, 2022 and 2021, we held no OREO.

We may obtain physical possession of residential real estate collateralizing a consumer mortgage loan via foreclosure through an in-substance repossession. During the years ended December 31, 2022, and 2021, we did not foreclose any real estate property. Included within net loans as of December 31, 2022 and 2021, was a recorded investment of $5.2 million and $8.7 million, respectively, of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process according to local requirements of the applicable jurisdiction.

Environmental Concerns Relating to Loans. We currently obtain environmental reports in connection with the underwriting of commercial real estate loans, and typically obtain environmental reports in connection with the underwriting of multi-family loans. For all other loans, we obtain environmental reports only if the nature of the current or, to the extent known to us, prior use of the property securing the loan indicates a potential environmental risk. However, we may not be aware of such uses or risks in any case, and, accordingly, there can be no assurance that real estate acquired by us in foreclosure is free from environmental contamination nor that we will not have any liability with respect thereto.

Classified Assets. Our policy is to review our assets, focusing primarily on the loan portfolio, OREO, and the investment portfolios, to ensure that the credit quality is maintained at the highest levels. When weaknesses are identified, immediate action is taken to correct the problem through direct contact with the borrower or issuer. We then monitor these assets, and, in accordance with our policy and current regulatory guidelines, we designate them as "Special Mention," which is considered a "Criticized Asset," and "Substandard," "Doubtful," or "Loss" which are considered "Classified Assets," as deemed necessary. If a loan does not fall within one of the previous mentioned categories and management believes weakness is evident then we designate the loan as "Watch", all other loans would be considered "Pass". These loan designations are updated quarterly. We designate an asset as Substandard when a well-defined weakness is identified that jeopardizes the orderly liquidation of the debt. We designate an asset as Doubtful when it displays the inherent weakness of a Substandard asset with the added provision that collection of the debt in full, on the basis of existing facts, is highly improbable. We designate an asset as Loss if it is deemed the debtor is incapable of repayment. We do not hold any loans designated as loss, as loans that are designated as Loss are charged to the Allowance for Credit Losses. Assets that are non-accrual are designated as Substandard, Doubtful or Loss. We designate an asset as Special Mention if the asset does not warrant designation within one of the other categories but contains a potential weakness that deserves closer attention. Our Criticized and Classified Assets totaled $88.9 million at December 31, 2022, an increase of $10.6 million from $78.3 million at December 31, 2021.

The following table sets forth the Bank's Criticized and Classified assets at December 31, 2022:

(In thousands)	Special Mention	Substandard	Doubtful	Loss	Total
Loans:					
Multi-family residential	$ 2,732	$ 4,317	$ —	$ —	$ 7,049
Commercial real estate	4,041	262	—	—	4,303
One-to-four family - mixed-use property	719	974	—	—	1,693
One-to-four family - residential	—	4,305	—	—	4,305
Construction	—	2,600	—	—	2,600
Small Business Administration	39	1,192	—	—	1,231
Commercial business and other	24,620	12,071	10,042	—	46,733
Total loans	32,151	25,721	10,042	—	67,914
Investment Securities:					
Held-to-maturity securities	—	20,981	—	—	20,981
Total investment securities	—	20,981	—	—	20,981
Total	$ 32,151	$ 46,702	$ 10,042	$ —	$ 88,895

The following table sets forth the Bank's Criticized and Classified assets at December 31, 2021:

(In thousands)	Special Mention	Substandard	Doubtful	Loss	Total
Loans:					
Multi-family residential	$ 4,787	$ 3,021	$ —	$ —	$ 7,808
Commercial real estate	794	1,053	—	—	1,847
One-to-four family - mixed-use property	1,130	1,835	—	—	2,965
One-to-four family - residential	354	7,661	—	—	8,015
Construction	856	873	—	—	1,729
Small Business Administration	48	957	—	—	1,005
Commercial business and other	17,988	14,878	1,081	—	33,947
Total loans	25,957	30,278	1,081	—	57,316
Investment Securities:					
Held-to-maturity securities	20,977	—	—	—	20,977
Total investment securities	20,977	—	—	—	20,977
Total	$ 46,934	$ 30,278	$ 1,081	$ —	$ 78,293

Allowance for Credit Losses

The Allowance for credit losses ("ACL") is an estimate that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial assets. Loans are charged off against that ACL when management believes that a loan balance is uncollectable based on quarterly analysis of credit risk.

As of January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") Topic 326 "Credit Losses". The amount of the ACL is based upon a loss rate model that considers multiple factors which reflects management's assessment of the credit quality of the loan portfolio. Management estimates the allowance balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The factors are both quantitative and qualitative in nature including, but not limited to, historical losses, economic conditions, trends in delinquencies, value and adequacy of underlying collateral, volume and portfolio mix, and internal loan processes.

The quantitative allowance is calculated using a number of inputs and assumptions. The process and guidelines were developed using, among other factors, the guidance from federal banking regulatory agencies and GAAP. The results of this process, support management's assessment as to the adequacy of the ACL at each balance sheet date.

The process for calculating the allowance for credit losses begins with our historical losses by portfolio segment. The losses are then incorporated into reasonable and supportable forecast to develop the quantitative component of the allowance for credit losses.

In calculating the ACL, the Company specifies both the reasonable and supportable forecast and reversion periods in three economic conditions (expansion, transition, contraction). During 2022, the Company made an adjustment to decrease the reversion period to adjust for the model using a more favorable forecast based on national statistics compared to the Bank's primary market area, the New York Tri-State area, where economic improvements lag behind the nation. When calculating the ACL estimate for December 31, 2022, the reasonable and supportable forecast was for a period of two quarters and the reversion period was four quarters. At December 31, 2022, the ACL for loans totaled $40.4 million.

Non-performing loans totaled $32.4 million and $14.9 million at December 31, 2022 and 2021, respectively. The Bank's underwriting standards generally require a loan-to-value ratio of no more than 75% at the time the loan is originated. At December 31, 2022, the outstanding principal balance of our non-performing loans was 36.0% of the estimated current value of the supporting collateral, after considering the charge-offs that have been recorded. We incurred total net charge-offs of $1.5 million and $3.1 million during the years ended December 31, 2022 and 2021, respectively. The Company recorded a provision (benefit) for credit losses on loans totaling $4.8 million and ($4.9) million for the years ended December 31, 2022 and 2021, respectively. The provision recorded in 2022 was primarily due to loan growth, increased reserves on specific credits, coupled with the ongoing economic uncertainty resulting from high and rising inflation including increasing interest rates. The benefit recorded in 2021 was primarily due to improving economic conditions. We believe that at December 31, 2022, the allowance was sufficient to absorb losses inherent in our loan portfolio. The allowance for credit losses represented 0.58% and 0.56% of gross loans outstanding at December 31, 2022 and 2021, respectively. The allowance for credit losses represented 124.9% and 248.7% of non-performing loans at December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, the Company modified one investment security totaling $21.0 million as TDR by granting a payment forbearance. The non-performing investment security and attendant loan are collateralized by a commercial condominium located in Manhattan with a combined LTV of approximately 63%. At December 31, 2022, this security is reported as non-accrual and non-performing. The ACL for held-to-maturity securities totaled $1.1 million and $0.9 million at December 31, 2022 and 2021, respectively.

The following table sets forth changes in, and the balance of, our Allowance for credit losses.

		For the year ended December 31,				
(In thousands)		2022		2021		2020
Balance at beginning of period	$	37,135	$	45,153	$	21,751
Loans- CECL Adoption		—		—		379
Loans- Allowance recorded at the time of Acquisition		—		—		4,099
Loans- Charge-off		(3,348)		(5,134)		(4,005)
Loans- Recovery		1,813		2,015		366
Loans- Provision		4,842		(4,899)		22,563
Allowance for Credit Losses - Loans	$	40,442	$	37,135	$	45,153
Balance at beginning of period	$	862	$	907	$	—
HTM Securities- CECL Adoption		—		—		340
HTM Securities- Provision (Benefit)		238		(45)		567
Allowance for HTM Securities losses	$	1,100	$	862	$	907
Balance at beginning of period	$	1,209	$	1,815	$	—
Off-Balance Sheet - CECL Adoption		—		—		553
Off-Balance Sheet- (Benefit) Provision		(239)		(606)		1,262
Allowance for Off-Balance Sheet losses	$	970	$	1,209	$	1,815
Allowance for Credit Losses	$	42,512	$	39,206	$	47,875

The following table sets forth changes in, and the balance of, our Allowance for credit losses - loans.

	For the year ended December 31,				
(Dollars in thousands)	2022	2021	2020	2019	2018
Balance at beginning of year	$ 37,135	$ 45,153	$ 21,751	$ 20,945	$ 20,351
Allowance recorded at the time of Acquisition	—	—	4,099	—	—
CECL Adoption	—	—	379	—	—
Provision (Benefit) for credit losses	4,842	(4,899)	22,563	2,811	575
Loans charged-off:					
Multi-family residential	(208)	(43)	—	(190)	(99)
Commercial real estate	—	(64)	—	—	—
One-to-four family mixed-use property	—	(33)	(3)	(89)	(3)
One-to-four family - residential	(20)	—	—	(113)	(1)
SBA	(1,053)	—	(178)	—	(392)
Taxi medallion	—	(2,758)	(1,075)	—	(393)
Commercial business and other loans	(2,067)	(2,236)	(2,749)	(2,386)	(44)
Total loans charged-off	(3,348)	(5,134)	(4,005)	(2,778)	(932)
Recoveries:					
Mortgage Loans	82	300	188	291	711
SBA, commercial business, and other loans	1,284	258	178	348	97
Taxi medallion	447	1,457	—	134	143
Total recoveries	1,813	2,015	366	773	951
Net (charge-offs) recoveries	(1,535)	(3,119)	(3,639)	(2,005)	19
Balance at end of year	$ 40,442	$ 37,135	$ 45,153	$ 21,751	$ 20,945
Ratio of net charge-offs to average loans outstanding during the period	0.02 %	0.05 %	0.06 %	0.04 %	— %
Ratio of ACL - loans to gross loans at end of period	0.58 %	0.56 %	0.67 %	0.38 %	0.38 %
Ratio of ACL to non-accrual loans at the end of the year	135.79 %	248.66 %	246.40 %	169.76 %	128.87 %
Ratio of ACL - loans to non-performing loans at end of period	124.89 %	248.66 %	214.27 %	164.05 %	128.87 %
Ratio of ACL to non-performing assets at the end of the year	75.79 %	248.66 %	213.91 %	160.73 %	128.60 %

The following table sets forth our allocation of the allowance for credit losses to the total amount for loans in each of the loan categories listed at the dates indicated. The numbers contained in the "Amount" column indicate the allowance for credit losses allocated for each loan category. The numbers contained in the column entitled "Percentage of Loans in Category to Total Loans" indicate the total amount of loans in each loan category as a percentage of our loan portfolio.

	At December 31,									
	2022		2021		2020		2019		2018	
Loan Category	Amount	Percent of Loans in Category to Total loans	Amount	Percent of Loans in Category to Total loans	Amount	Percent of Loans in Category to Total loans	Amount	Percent of Loans in Category to Total loans	Amount	Percent of Loans in Category to Total loans
					(Dollars in thousands)					
Mortgage loans:										
Multi-family residential	$ 9,552	37.57 %	$ 8,185	37.94 %	$ 6,557	37.81 %	$ 5,391	38.88 %	$ 5,676	41.00 %
Commercial real estate	8,184	27.62	7,158	26.77	8,327	26.18	4,429	27.48	4,315	27.86
One-to-four family mixed-use property	1,875	8.00	1,755	8.62	1,986	9.00	1,817	10.29	1,867	10.44
One-to-four family residential	901	3.48	784	4.17	869	3.78	756	3.42	749	3.59
Construction	261	1.02	186	0.90	497	1.24	441	1.18	329	0.91
Gross mortgage loans	20,773	77.69	18,068	78.40	18,236	78.01	12,834	81.25	12,936	83.80
Non-mortgage loans:										
Small Business Administration	2,198	0.34	1,209	1.41	2,251	2.50	363	0.25	418	0.27
Taxi medallion	—	—	—	—	—	0.04	—	0.06	—	0.08
Commercial business and other	17,471	21.97	17,858	20.19	24,666	19.45	8,554	18.44	7,591	15.85
Gross non-mortgage loans	19,669	22.31	19,067	21.60	26,917	21.99	8,917	18.75	8,009	16.20
Total loans	$ 40,442	100.00 %	$ 37,135	100.00 %	$ 45,153	100.00 %	$ 21,751	100.00 %	$ 20,945	100.00 %

Investment Activities

General. Our investment policy is designed primarily to manage the interest rate sensitivity of our overall assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity. In establishing our investment strategies, we consider our business and growth strategies, the economic environment, our interest rate risk exposure, our interest rate sensitivity "gap" position, the types of securities to be held, and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview—Management Strategy" in Item 7 of this Annual Report.

Although we have authority to invest in various types of assets, we primarily invest in mortgage-backed securities, securities issued by mutual or bond funds that invest in government and government agency securities, municipal bonds, corporate bonds and collateralized loan obligations ("CLO"). We did not hold any issues of foreign sovereign debt on December 31, 2022, and 2021.

Our ALCO Investment Committee meets quarterly to monitor investment transactions and to establish investment strategy. The Board of Directors reviews the investment policy on an annual basis and investment activity monthly.

Investment securities are classified as available for sale when management intends to hold the securities for an indefinite period, or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Securities are classified as held-to-maturity when management intends to hold the securities until maturity. We carry some of our investments under the fair value option totaling $13.0 million and $14.6 million at December 31, 2022, and 2021, respectively. Unrealized gains and losses for investments carried under the fair value option are included in our Consolidated Statements of Income. Unrealized gains and losses on securities available for sale, are excluded from earnings and included in accumulated other comprehensive loss, net of taxes. Securities held-to-maturity are carried at their amortized cost basis. As of December 31, 2022, we had $735.4 million in available for sale securities and $73.7 million in held-to-maturity securities, together they represented 9.60% of total assets. Total securities had an aggregate market value that approximated 1.2 times the amount of our equity as of December 31, 2022.

The Company's estimate of expected credit losses for held-to-maturity debt securities is based on historical information, current conditions, and a reasonable and supportable forecast. On December 31, 2022 the Company's held to maturity portfolio composition was four securities totaling $74.8 million (before allowance for credit losses). The first two are structured similar to a commercial owner occupied loan, and modeled for credit losses similarly to commercial business loans secured by real estate; the third is under forbearance and is individually evaluated for allowance for credit loss; and the fourth issued and guaranteed by Fannie Mae, which is a government sponsored enterprise that has a credit rating and perceived credit risk comparable to the U.S. government. Accordingly, the Company assumes a zero loss expectation from the Fannie Mae security.

During the year ended December 31, 2022, the Company modified one investment security totaling $21.0 million as TDR by granting a payment forbearance. At December 31, 2022, this security is reported as non-accrual and non-performing.

The table below sets forth certain information regarding the amortized cost and market values of our securities portfolio, interest-earning deposits and federal funds sold at the dates indicated. Available for sale securities are represented exclusive of fair market value adjustments.

	At December 31,					
	2022		2021		2020	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities held-to-maturity						
Bonds and other debt securities:						
Municipal securities [1]	$ 66,936	$ 55,561	$ 50,836	$ 53,362	$ 50,825	$ 54,538
Total bonds and other debt securities	66,936	55,561	50,836	53,362	50,825	54,538
Mortgage-backed securities:						
FNMA	7,875	6,989	7,894	8,667	7,914	8,991
Total mortgage-backed securities	7,875	6,989	7,894	8,667	7,914	8,991
Total securities held-to-maturity [1]	74,811	62,550	58,730	62,029	58,739	63,529
Securities available for sale						
Bonds and other debt securities:						
U.S. government agencies	83,720	81,103	5,599	5,590	6,452	6,453
Corporate debentures	146,430	131,766	107,423	104,370	130,000	123,865
Collateralized loan obligations	129,684	125,478	81,166	80,912	100,561	99,198
Total bonds and other debt securities	359,834	338,347	194,188	190,872	237,013	229,516
Mutual funds	11,211	11,211	12,485	12,485	12,703	12,703
Equity securities:						
Common stock	1,516	1,516	1,695	1,695	1,295	1,295
Total equity securities	1,516	1,516	1,695	1,695	1,295	1,295
Mortgage-backed securities:						
REMIC and CMO	175,712	148,414	210,948	208,509	175,142	180,877
GNMA	9,193	7,317	10,572	10,286	13,009	13,053
FNMA	172,690	148,265	203,777	202,938	143,154	146,169
FHLMC	96,725	80,287	152,760	150,451	63,796	64,361
Total mortgage-backed securities	454,320	384,283	578,057	572,184	395,101	404,460
Total securities available for sale	826,881	735,357	786,425	777,236	646,112	647,974
Interest-earning deposits and Federal funds sold	121,893	121,893	51,699	51,699	133,683	133,683
Total	$ 1,023,585	$ 919,800	$ 896,854	$ 890,964	$ 838,534	$ 845,186

(1) Does not include allowance for credit losses totaling $1.1 million for the year ended December 31, 2022, and $0.9 million for each of the years ended December 31, 2021 and 2020.

Mortgage-backed securities. At December 31, 2022, we had available for sale and held-to-maturity mortgage-backed securities with a market value totaling $391.3 million, of which $10.9 million was invested in adjustable-rate mortgage-backed securities. The mortgage loans underlying these adjustable-rate securities generally are subject to limitations on annual and lifetime interest rate increases. We anticipate that investments in mortgage-backed securities may continue to be used in the future to supplement mortgage-lending activities. Mortgage-backed securities are more liquid than individual mortgage loans and may be used more easily to collateralize our obligations, including collateralizing of the governmental deposits of the Bank.

The following table sets forth our available for sale mortgage-backed securities purchases, sales and principal repayments for the years indicated:

	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance at beginning of year	$ 572,184	$ 404,460	$ 523,849
Purchases of mortgage-backed securities	56,557	340,789	308,078
Amortization of unearned premium, net of accretion of unearned discount	(2,007)	(2,943)	(4,100)
Net change in unrealized (losses) gains on mortgage-backed securities available for sale	(64,164)	(15,232)	7,111
Net realized (losses) gains recorded on mortgage-backed securities carried at fair value	(24)	(2)	23
Sales and maturities of mortgage-backed securities	(84,224)	(8,602)	(220,971)
Principal repayments received on mortgage-backed securities	(94,039)	(146,286)	(209,530)
Net (decrease) increase in mortgage-backed securities	(187,901)	167,724	(119,389)
Balance at end of year	$ 384,283	$ 572,184	$ 404,460

While mortgage-backed securities carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed and value of such securities.

The table below sets forth certain information regarding the amortized cost, fair value, annualized weighted average yields and maturities of our investment in debt and equity securities and interest-earning deposits at December 31, 2022. The stratification of balances is based on stated maturities. Assumptions for repayments and prepayments are not reflected for mortgage-backed securities. Securities available for sale are carried at their fair value in the consolidated financial statements and securities held-to-maturity are carried at their amortized cost.

	One year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Securities			
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Average Remaining Years to Maturity	Amortized Cost	Fair Value	Weighted Average Yield
							(Dollars in thousands)					
Securities held-to-maturity												
Bonds and other debt securities:												
Municipal securities [1]	$ —	— %	$ —	— %	$ —	— %	$ 66,936	2.25 %	23.55	$ 66,936	$ 55,561	2.25 %
Total bonds and other debt securities	—	—	—	—	—	—	66,936	2.25	23.55	66,936	55,561	2.25
Mortgage-backed securities:												
FNMA	—	—	—	—	—	—	7,875	3.32	10.34	7,875	6,989	3.32
Total mortgage-backed securities	—	—	—	—	—	—	7,875	3.32	10.34	7,875	6,989	3.32
Securities available for sale												
Bonds and other debt securities:												
US govt. and agencies	10,006	1.50	69,570	1.56	—	—	4,144	4.02	2.20	83,720	81,103	1.70
Corporate debentures	—	—	65,000	3.38	81,430	4.55	—	—	6.24	146,430	131,766	4.03
CLO	—	—	—	—	114,280	5.76	15,404	5.25	8.59	129,684	125,478	5.70
Total bonds and other debt securities	10,006	1.50	134,570	2.44	195,710	5.26	19,548	4.99	6.15	359,834	338,347	4.08
Mutual funds	11,211	1.52	—	—	—	—	—	—	—	11,211	11,211	1.52
Equity securities:												
Common stock	—	—	—	—	—	—	1,516	7.44	—	1,516	1,516	7.44
Total equity securities	—	—	—	—	—	—	1,516	7.44	—	1,516	1,516	7.44
Mortgage-backed securities:												
REMIC and CMO	—	—	—	—	673	2.50	175,039	2.06	29.72	175,712	148,414	2.06
GNMA	—	—	32	7.00	105	7.19	9,056	2.07	26.91	9,193	7,317	2.15
FNMA	—	—	2,787	2.99	8,517	2.30	161,386	2.26	20.03	172,690	148,265	2.27
FHLMC	—	—	—	—	1,676	3.07	95,049	2.18	21.89	96,725	80,287	2.19
Total mortgage-backed securities	—	—	2,819	3.04	10,971	2.48	440,530	2.16	24.31	454,320	384,283	2.17
Interest-earning deposits	121,893	3.92	—	—	—	—	—	—	—	121,893	121,893	3.92
Total	$ 143,110	3.56 %	$ 137,389	2.45 %	$ 206,681	5.11 %	$ 536,405	2.31 %	16.54	$ 1,023,585	$ 919,800	3.12 %

(1)   Does not include allowance for credit losses totaling $1.1 million.

Sources of Funds

General. Deposits, FHLB-NY borrowings, other borrowings, principal and interest payments on loans, mortgage-backed and other securities, and proceeds from the sale of loans and securities are our primary sources of funds for lending, investing and other general purposes.

Deposits. We offer a variety of deposit accounts having a range of interest rates and terms. Our deposits primarily consist of savings accounts, money market accounts, demand accounts, NOW accounts and certificates of deposit. We have a relatively stable retail deposit base drawn from our market area through our 25 full-service offices and our Internet Branch. We seek to retain existing depositor relationships by offering quality service and competitive interest rates, while keeping deposit growth within reasonable limits. It is management's intention to balance its goal to maintain competitive interest rates on deposits while seeking to manage its cost of funds to finance its strategies.

In addition to our full-service offices, we operate the Internet Branch and a government banking unit. The Internet Branch currently offers savings accounts, money market accounts, checking accounts, and certificates of deposit. This allows us to compete on a national scale without the geographical constraints of physical locations. At December 31, 2022 and 2021, total deposits at our Internet Branch were $154.6 million and $188.0 million, respectively. The government banking unit provides banking services to public municipalities, including counties, cities, towns, villages, school districts, libraries, fire districts, and the various courts throughout the New York City metropolitan area. At December 31, 2022 and 2021, total deposits in our government banking unit totaled $1,653.3 million and $1,618.8 million, respectively.

Our core deposits, consisting of savings accounts, NOW accounts, money market accounts, and non-interest bearing demand accounts, are typically more stable and lower costing than other sources of funding. However, the flow of deposits into a particular type of account is significantly influenced by general economic conditions, changes in prevailing interest rates, and competition. We experienced an increase in our due to depositors' during 2022 of $103.7 million, primarily due to growth in our certificate of deposits, partially offset by a decline in core deposits. During the year ended December 31, 2022, the cost of our interest-bearing due to depositors' accounts increased 50 basis points to 0.88% from 0.38% for the year ended December 31, 2021. The increase in the cost of deposits was primarily due to the Company's response to the Federal Reserve increasing rates. While we are unable to predict the direction of future interest rate changes, if interest rates would rise during 2023, the result could be an increase in our cost of deposits, which could reduce our net interest margin. Similarly, if interest rates decline in 2023, we could see a decline in our cost of deposits, which could increase our net interest margin.

Included in deposits are certificates of deposit with balances of $250,000 or more (excluding brokered deposits issued in $1,000 amounts under a master certificate of deposit) was $377.4 million and $217.5 million at December 31, 2022 and 2021, respectively.

We utilize brokered deposits as an additional funding source and to assist in the management of our interest rate risk. At December 31, 2022 and 2021, we had $856.3 million and $626.3 million, respectively, classified as brokered deposits. We obtained brokered certificates of deposit when the interest rate on these deposits is below the prevailing interest rate for non-brokered certificates of deposit with similar maturities in our market, or when obtaining them allowed us to extend the maturities of our deposits at favorable rates compared to borrowing funds with similar maturities, when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. Brokered certificates of deposit provide funds for us at a lower operating cost as compared to non-brokered certificates of deposit since we only have one account to maintain versus several accounts with multiple interest and maturity checks. The Depository Trust Company ("DTC") is used as the clearing house, maintaining each deposit under the name of CEDE & Co. These deposits are transferable just like a stock or bond investment and the customer can open the account with only a phone call, just like buying a stock or bond. Unlike non-brokered certificates of deposit, where the deposit amount can be withdrawn with a penalty for any reason, including increasing interest rates, a brokered certificate of deposit can only be withdrawn in the event of the death, or court declared mental incompetence, of the depositor. These instruments allow us to better manage the maturity of our deposits and our interest rate risk. At times, we also utilize brokers to obtain money market deposits. The rate we pay on brokered money market accounts is similar to the rate we pay on non-brokered money market accounts, and the rate is agreed to in a contract between the Bank and the broker. These accounts are similar to brokered certificates of deposit accounts in that we only maintain one account for the total deposit per broker, with the broker maintaining the detailed records of each depositor.

We also offer access to FDIC insurance coverage in excess of $250,000 through the IntraFi Network which arranges for the placement of funds into certificate of deposit accounts, demand accounts or money market accounts issued by other member banks within the network in increments of less than $250,000. This allows us to accept deposits in excess of $250,000 from a depositor and to place the deposits through the network to other member banks to provide full FDIC deposit insurance coverage. We may receive deposits from other member banks in exchange for the deposits we place into the network. We may also obtain deposits from other network member banks without placing deposits into the network. We obtain these types of deposits primarily as a short-term funding source. We can also place deposits with other member banks without receiving deposits from other member banks. Depositors are allowed to withdraw funds, with a penalty, from these accounts at one or more of the member banks that hold the deposits. Additionally, we place a portion of our government deposits in the IntraFi Network money market and demand accounts which does not require us to provide collateral. This allows us to invest our funds in higher yielding assets. At December 31, 2022 and 2021, the Bank held IntraFi Network money market and demand deposits totaling $654.2 million and $817.6 million, respectively, of which $55.0 million were classified as brokered deposits at December 31, 2021. At December 31, 2022, none of these deposits were classified as brokered deposits.

The following table sets forth the distribution of our deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposits presented.

	At December 31,								
	2022			2021			2020		
	Amount	Percent of Total Deposits	Weighted Average Nominal Rate	Amount	Percent of Total Deposits	Weighted Average Nominal Rate	Amount	Percent of Total Deposits	Weighted Average Nominal Rate
				(Dollars in thousands)					
Savings accounts	$ 143,641	2.21 %	0.21 %	$ 156,554	2.45 %	0.13 %	$ 168,183	2.74 %	0.18 %
NOW accounts [1]	1,746,190	26.93	2.14	1,920,779	30.08	0.11	2,323,172	37.86	0.28
Demand accounts [2]	921,238	14.20	0.00	967,621	15.15	0.00	778,672	12.69	0.00
Mortgagors' escrow deposits	48,159	0.74	0.30	51,913	0.81	0.01	45,622	0.74	0.02
Total	2,859,228	44.08	1.37	3,096,867	48.49	0.07	3,315,649	54.03	0.21
Money market accounts [3]	2,099,776	32.38	2.47	2,342,003	36.68	0.22	1,682,345	27.42	0.50
Certificate of deposit accounts with original maturities of:									
Less than 6 Months [4]	273,696	4.22	3.58	128,745	2.02	0.12	113,537	1.85	0.05
6 to less than 12 Months [5]	24,215	0.37	0.44	161,624	2.53	0.33	349,621	5.70	0.48
12 to less than 30 Months [6]	1,088,371	16.79	2.96	530,273	8.30	0.45	523,815	8.54	1.01
30 to less than 48 Months [7]	79,923	1.23	3.24	52,726	0.83	0.83	37,250	0.61	2.44
48 to less than 72 Months [8]	57,701	0.89	2.70	70,030	1.10	2.64	84,970	1.38	2.51
72 Months or more	2,432	0.04	0.19	3,177	0.05	0.50	29,168	0.46	3.17
Total certificate of deposit accounts	1,526,338	23.54	3.03	946,575	14.83	0.57	1,138,361	18.55	0.97
Total deposits [9]	$ 6,485,342	100.00 %	2.12 %	$ 6,385,445	100.00 %	0.20 %	$ 6,136,355	100.00 %	0.43 %

(1) Includes brokered deposits of $80.4 million, $178.9 million and $720.1 million at December 31, 2022, 2021 and 2020 respectively.
(2) Includes brokered deposits of $2.1 million at December 31, 2020.
(3) Includes brokered deposits of $329.0 million, $251.1 million and $102.9 million at December 31, 2022, 2021 and 2020, respectively.
(4) Includes brokered deposits of $271.6 million, $119.0 million, and $116.5 million at December 31, 2022, 2021 and 2020, respectively.
(5) Includes brokered deposits of $20.0 million, at December 31, 2020.
(6) Includes brokered deposits of $126.1 million, $67.9 million, and $77.8 million at December 31, 2022, 2021 and 2020, respectively.
(7) Includes brokered deposits of $49.0 million and $25.4 million at December 31, 2022 and 2020, respectively.
(8) Includes brokered deposits of $9.3 million and $9.3 million at December 31, 2021 and 2020, respectively.
(9) Included in the above balances are IRA and Keogh deposits totaling $276.1 million, $208.6 million, and $107.9 million at December 31, 2022, 2021 and 2020, respectively.

The following table presents by various rate categories, the amount of time deposit accounts outstanding at the dates indicated, and the years to maturity of the certificate accounts outstanding at the periods indicated:

	At December 31,			At December 31, 2022		
	2022	2021	2020	Within One Year	One to Three Years	Thereafter
			(In thousands)			
Interest rate:						
1.99% or less[1]	$ 307,498	$ 878,744	$ 949,274	$ 254,009	$ 50,859	$ 2,630
2.00% to 2.99%[2]	271,215	37,917	131,239	54,857	216,358	—
3.00% to 3.99%[3]	569,751	29,914	57,848	313,258	256,493	—
4.00% to 4.99%[4]	377,874	—	—	237,422	140,452	—
Total	$ 1,526,338	$ 946,575	$ 1,138,361	$ 859,546	$ 664,162	$ 2,630

(1) Includes brokered deposits of $7.3 million, $186.9 million, and $213.6 million at December 31, 2022, 2021 and 2020, respectively.
(2) Includes brokered deposits of $9.3 million, and $35.4 million at December 31, 2021, and 2020, respectively.
(3) Includes brokered deposits of $238.2 million at December 31, 2022.
(4) Includes brokered deposits of $206.6 million at December 31, 2022.

The following table presents by remaining maturity categories the amount of certificate of deposit accounts with balances of $250,000 or more at December 31, 2022 and their annualized weighted average interest rates.

	Amount	Weighted Average Rate
	(Dollars in thousands)	
Maturity Period:		
Three months or less	$ 24,339	2.05 %
Over three through six months	27,704	1.22
Over six through 12 months	146,399	3.48
Over 12 months	178,953	3.13
Total	$ 377,395	3.06 %

The following table presents the deposit activity, including mortgagors' escrow deposits, for the periods indicated.

	For the year ended December 31,		
	2022	2021	2020
	(In thousands)		
Net deposits	$ 52,627	$ 228,642	$ 342,126
Acquired in Empire acquisition	—	—	685,393
Amortization (accretion) of premiums, net	(15)	124	100
Interest on deposits	47,285	20,324	42,312
Net increase in deposits	$ 99,897	$ 249,090	$ 1,069,931

The following table sets forth the distribution of our average deposit accounts for the years indicated, the percentage of total deposit portfolio, and the average interest cost of each deposit category presented. Average balances for all years shown are derived from daily balances.

	At December 31,								
	2022			2021			2020		
	Average Balance	Percent of Total Deposits	Average Cost	Average Balance	Percent of Total Deposits	Average Cost	Average Balance	Percent of Total Deposits	Average Cost
	(Dollars in thousands)								
Savings accounts	$ 153,605	2.21 %	0.14 %	$ 157,640	2.45 %	0.16 %	$ 176,443	2.74 %	0.28 %
NOW accounts	1,976,238	26.93	0.78	2,165,762	30.08	0.25	1,603,402	37.86	0.58
Demand accounts	1,019,090	14.20	—	922,741	15.15	—	583,235	12.69	—
Mortgagors' escrow deposits	80,021	0.74	0.17	77,552	0.81	0.01	70,829	0.74	0.06
Total	3,228,954	44.08	0.49	3,323,695	48.50	0.17	2,433,909	54.03	0.40
Money market accounts	2,191,768	32.38	0.87	2,059,431	36.68	0.35	1,561,496	27.42	0.92
Certificate of deposit accounts	1,031,024	23.54	1.22	1,033,187	14.82	0.71	1,167,865	18.55	1.55
Total deposits	$ 6,451,746	100.00 %	0.73 %	$ 6,416,313	100.00 %	0.33 %	$ 5,163,270	100.00 %	0.82 %

Borrowings. Although deposits are our primary source of funds, we also use borrowings as an alternative and cost effective source of funds for lending, investing and other general purposes. The Bank is a member of, and is eligible to obtain advances from, the FHLB-NY. Such advances generally are secured by a blanket lien against the Bank's mortgage portfolio and the Bank's investment in the stock of the FHLB-NY. In addition, the Bank may pledge mortgage-backed securities to obtain advances from the FHLB-NY. See "— Regulation — Federal Home Loan Bank System." The maximum amount that the FHLB-NY will advance fluctuates from time to time in accordance with the policies of the FHLB-NY. The Bank may enter into repurchase agreements with broker-dealers and the FHLB-NY. These agreements are recorded as financing transactions and the obligations to repurchase are reflected as a liability in our consolidated financial statements. The Bank also has unsecured lines of credit with other commercial banks. In addition, we issued junior subordinated debentures with a total par of $61.9 million in 2007. These junior subordinated debentures are carried at fair value in the Consolidated Statement of Financial Condition. In 2022 and 2021, the Company issued subordinated debt with aggregated principal amounts of $65.0 million and $125.0 million, respectively.

The Company uses interest rate swaps on borrowings to help mitigate the impact interest rate increases have on our cost of funds. At December 31, 2022 and 2021, the Company had active interest rate swaps on borrowings totaling $391.5 million and $516.5 million, respectively. For the year ended December 31, 2022 and 2021, the interest rate swaps on borrowings had an average cost of 2.27% and 2.31%, respectively.

The average cost of borrowings was 2.54%, 2.24%, and 1.97% for the years ended December 31, 2022, 2021 and 2020, respectively. The average balances of borrowings were $1,012.1 million, $905.1 million, and $1,361.6 million for the same years, respectively.

The following table sets forth certain information regarding our borrowings at or for the periods ended on the dates indicated.

	At or for the years ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
FHLB-NY Advances			
Average balance outstanding	$ 811,380	$ 694,824	$ 1,147,364
Maximum amount outstanding at any month end during the period	1,336,186	786,736	1,498,059
Balance outstanding at the end of period	815,501	611,186	797,201
Weighted average interest rate during the period	1.94 %	1.96 %	1.77 %
Weighted average interest rate at end of period	4.08	0.38	0.56
Other Borrowings			
Average balance outstanding	$ 200,769	$ 210,270	$ 214,195
Maximum amount outstanding at any month end during the period	240,483	449,776	419,715
Balance outstanding at the end of period	237,472	204,358	223,694
Weighted average interest rate during the period	4.98 %	3.30 %	3.05 %
Weighted average interest rate at end of period	5.16	2.61	2.78
Total Borrowings			
Average balance outstanding	$ 1,012,149	$ 905,094	$ 1,361,559
Maximum amount outstanding at any month end during the period	1,572,830	1,236,512	1,617,582
Balance outstanding at the end of period	1,052,973	815,544	1,020,895
Weighted average interest rate during the period	2.54 %	2.24 %	1.97 %
Weighted average interest rate at end of period	4.32	0.94	1.05

Subsidiary Activities

At December 31, 2022, the Holding Company had four wholly owned subsidiaries: the Bank and the Trusts. In addition, the Bank had two wholly owned subsidiaries: FSB Properties Inc and Flushing Service Corporation. In 2021, Flushing Preferred Funding Corporation ("FPFC") was dissolved.

- FSB Properties Inc., which is incorporated in the State of New York, was formed in 1976 with the original purpose of engaging in joint venture real estate equity investments. These activities were discontinued in 1986 and no joint venture property remains. FSB Properties Inc. is currently used solely to hold title to real estate owned that is obtained via foreclosure.

- Flushing Service Corporation, which is incorporated in the State of New York, was formed in 1998 to market insurance products and mutual funds.

- Flushing Preferred Funding Corporation, which was dissolved as of June 30, 2021, was incorporated in the State of Delaware, was formed in 1997 as a real estate investment trust for the purpose of acquiring, holding and managing real estate mortgage assets. It was available as an additional vehicle for access by the Company to the capital markets for future opportunities.

Human Capital

On December 31, 2022, we had 560 full-time employees and 16 part-time employees. None of our employees are represented by a collective bargaining unit, and we consider our relationship with our employees to be good. At the present time, the Holding Company only employs certain officers of the Bank. These employees do not receive any extra compensation as officers of the Holding Company.

Oversight & Governance. Our Board of Directors and Board committees provide oversight on certain human capital matters, including our inclusion and diversity program and initiatives. The Board of Directors is responsible for discussing, evaluating, and reviewing regular updates from management with regard to human capital matters. Our Board of Directors is comprised of diverse cultures, ethnicity, and gender.

Learning and Development. The Company provides comprehensive learning and development programs for our employees. We believe that investing in the growth and development of our team members is not only beneficial for them personally, but also critical to the success of our business. To that end, we have implemented a range of training initiatives, including on-the-job learning opportunities, online courses, in-person workshops and mentorship programs. We believe that by supporting the growth of our team members, we are creating a stronger, more capable workforce that will drive our organization forward for years to come.

Diversity, Equity & Inclusion. We are committed to promoting diversity, equity, and inclusion in the workplace. We recognize that a diverse workforce with varied experiences, perspectives, and backgrounds is critical to driving innovation, enhancing creativity, and ultimately achieving success. We pride ourselves on establishing a diverse workforce that serves our diverse customer base in the New York City metro area. As of December 31, 2022, our multi-cultural employee population spoke more than 20 different languages. Our inclusion and diversity program focuses on workforce (our team members), workplace (culture, tools, and programs) and community. We have undertaken a series of initiatives to further enhance our existing diversity and inclusion programs, including Flushing Bank Serves volunteer program and the creation of a Diversity & Inclusion Committee. We have also broadened our focus on inclusion and diversity by equipping and empowering our team leaders with appropriate tools and training.

Total Rewards. The Company believes that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with a rich total rewards program which includes:

- Competitive base salaries;

- Incentive bonus opportunities;

- Equity ownership;

- 401(k) plan access;

- Healthcare and other insurance programs;

- Health savings and flexible spending accounts;

- Paid time off;

- Volunteer time off;

- Family leave, and

- Employee assistance program.

Omnibus Incentive Plan

The 2014 Omnibus Incentive Plan ("2014 Omnibus Plan") became effective on May 20, 2014 after adoption by the Board of Directors and approval by the stockholders. The 2014 Omnibus Plan authorizes the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to grant a variety of equity compensation awards as well as long-term and annual cash incentive awards. To the extent that an award under the 2014 Omnibus Plan is cancelled, expired, forfeited, settled in cash, settled by issuance of fewer shares than the number underlying the award, or otherwise terminated without delivery of shares to a participant in payment of the exercise price or taxes relating to an award, the shares retained by or returned to the Company will be available for future issuance under the 2014 Omnibus Plan. The 2014 Omnibus Plan originally covered the issuance of 1,100,000 shares, which was increased. On May 31, 2017, stockholders approved an amendment to the 2014 Omnibus Plan authorizing an additional 672,000 shares available for future issuance. In addition, that amendment eliminated, in the case of stock options and stock appreciation rights, the ability to recycle shares used to satisfy the exercise price or taxes for such awards. On May 18, 2021, stockholders approved a further amendment of the 2014 Omnibus Plan to authorize an additional 1,100,000 shares for future issuance. Including the additional shares authorized from the amendments, 968,657 shares remained available for future issuance under the 2014 Omnibus Plan at December 31, 2022.

For additional information concerning this plan, see "Note 12 ("Stock-Based Compensation") of Notes to Consolidated Financial Statements" in Item 8 of this Annual Report.

REGULATION

General

The Bank is a New York State-chartered commercial bank and its deposit accounts are insured under the Deposit Insurance Fund (the "DIF") of the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits. The Bank is subject to extensive regulation and supervision by the New York State Department of Financial Services ("NYDFS"), as its chartering agency, by the FDIC, as its insurer of deposits, and to a lesser extent by the Consumer Financial Protection Bureau (the "CFPB"), which was created under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Bank must file reports with the NYDFS, the FDIC, and the CFPB concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other depository institutions. Furthermore, the Bank is periodically examined by the NYDFS and the FDIC to assess compliance with various regulatory requirements, including safety and soundness considerations. This regulation and supervision established a comprehensive framework of activities in which a commercial bank can engage and is intended primarily for the protection of the FDIC insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss allowances for regulatory purposes. Any change in such regulation, whether by the NYDFS, the FDIC, or through legislation, could have a material adverse impact on the Company, the Bank and its operations, and the Company's shareholders. While the regulatory environment has entered a period of rebalancing of the post financial crisis framework, we expect that our business will remain subject to extensive regulation and supervision.

The Company is required to file certain reports under, and otherwise comply with, the rules and regulations of the Federal Reserve Board of Governors (the "FRB"), the FDIC, the NYDFS, and the Securities and Exchange Commission (the "SEC") under federal securities laws. In addition, the FRB periodically examines the Company. Certain of the regulatory requirements applicable to the Bank and the Company are referred to below or elsewhere herein. However, such discussion is not meant to be a complete explanation of all laws and regulations and is qualified in its entirety by reference to the actual laws and regulations.

COVID-19 Legislation

In March 2020, the CARES Act was signed into law in response to the coronavirus pandemic. This legislation aimed at providing relief for individuals and businesses that have been negatively impacted by the COVID-19 pandemic. In December 2020, the Consolidated Appropriations Act, 2021 (the "CAA") was signed into law, providing for, among other things, further suspension of the exception for loan modifications to not be classified as TDRs if certain criteria are met, as described below. The CARES Act, as amended by the CAA, includes a provision for the Company to opt out of applying the TDR accounting guidance in Accounting Standards Codification ("ASC") 310-40 for certain loan modifications. Loan modifications made between March 1, 2020, and the earlier of (i) January 2, 2022, or (ii) 60 days after the President declared a termination of the COVID-19 national emergency were eligible for this relief if the related loans were not more than 30 days past due as of December 31, 2019. Accordingly, this relief ended on January 2, 2022. As discussed below, the Company applied the guidance to qualifying loan modifications. The CARES Act includes the Paycheck Protection Program ("PPP"), a program to aid small and medium- sized businesses through federally guaranteed loans distributed through banks and other financial institutions. These loans were intended to guarantee eight weeks of payroll and other costs to help those businesses remain viable and allow their workers to pay their bills.

Impact of COVID-19

Overview

During the COVID-19 pandemic, we have actively assisted our customers by providing short-term forbearances in the form of deferrals of interest, principal and/or escrow for terms ranging from one to twelve months. At December 31, 2022, we had four active forbearances for loans with an aggregate outstanding loan balance of approximately $9.9 million resulting in total deferment of $0.6 million in principal, interest and escrow. We actively participated in the PPP, closing $5.2 million and $138.7 million of these loans during the years ended December 31, 2022, and 2021, respectively. We were one of nine banks in the State of New York that participated in the Main Street Lending Program. We were also a proud participant in the FHLB-NY Small Business Recovery Grant Program, helping our customers and communities navigate through the current environment.

Impact on Our Financial Statements and Results of Operations

Financial institutions are dependent upon the ability of their loan customers to meet their loan obligations and the availability of their workforce and vendors. Early in the second quarter of 2020, shelter-at-home mandates and other remediation from the COVID-19 pandemic were enacted. The pandemic and these remediation measures have directly impacted the communities we serve, where commercial activity decreased significantly. As of December 31, 2022, that commercial activity had improved and returned to pre-pandemic levels.

In addition, the economic pressures and uncertainties related to the COVID-19 pandemic have resulted in changes in consumer spending behaviors in the communities we serve, which impacted and may continue to impact the demand for loans and other services we offer. However, the Company's capital and financial resources have not been materially impacted by the pandemic, as our results of operations depend primarily on net interest income, which benefited from the actions taken by the Federal Reserve to counteract the negative economic impact of the pandemic. Future operating results and near-and-long-term financial condition are subject to significant uncertainty. Our funding sources have not changed significantly, and we expect to continue to be able to timely service our debts and its obligations.

The Company elected to consider loans temporarily modified for borrowers directly impacted by COVID-19 not to be TDRs where CARES Act and/or CAA criteria were deemed to have been met. As such, these loans were considered current and continued to accrue interest on their original contractual terms.

The Dodd-Frank Act

The Dodd-Frank Act has significantly impacted the current bank regulatory structure and is expected to continue to affect, into the immediate future, the lending and investment activities and general operations of depository institutions and their holding companies. In addition to creating the CFPB, the Dodd-Frank Act requires the FRB to establish minimum consolidated capital requirements for bank holding companies that are as stringent as those required for insured depository institutions; the components of Tier 1 capital will be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities will be excluded from Tier 1 capital unless (i) such securities are issued by bank holding companies with assets of less than $500 million, or (ii) such securities were issued prior to May 19, 2010, by bank or savings and loan holding companies with assets of less than $15 billion. The Dodd-Frank Act created a new supervisory structure for oversight of the U.S. financial system, including the establishment of a new council of regulators, the Financial Stability Oversight Council, to monitor and address systemic risks to the financial system. Non-bank financial companies that are deemed to be significant to the stability of the U.S. financial system and all bank holding companies with $50 billion or more in total consolidated assets will be subject to heightened supervision and regulation. The FRB will implement prudential requirements and prompt corrective action procedures for such companies.

The Dodd-Frank Act made many additional changes in banking regulation, including: authorizing depository institutions, for the first time, to pay interest on business checking accounts; requiring originators of securitized loans to retain a percentage of the risk for transferred loans; establishing regulatory rate-setting for certain debit card interchange fees; and establishing a number of reforms for mortgage lending and consumer protection.

The Dodd-Frank Act also broadened the base for FDIC insurance assessments not to be based on deposits, but on the average consolidated total assets less the tangible equity capital of an insured institution. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions, and credit unions to $250,000 per depositor, per FDIC insured bank, per ownership category.

Basel III

The Company and the Bank are subject to a comprehensive capital framework for U.S. banking organizations that was issued by the FDIC and FRB in July 2013 (the "Basel III Capital Rules"), subject to phase-in periods for certain components and other provisions. Under the Basel III Capital Rules, the minimum capital ratios are:

- 4.5% Common Equity Tier 1 ("CET1") to risk-weighted assets;

- 6.0% Tier 1 capital that is CET1 plus Additional Tier 1 capital) to risk-weighted assets;

- 8.0% Total Capital that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and

- 4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

The Basel III Capital Rules also introduced a "capital conservation buffer," composed entirely of CET1, on top of these minimum risk-weighted asset ratios. The Bank's capital conservation buffer currently is 6.37%. Banking institutions with a ratio of CET1 to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. As of December 31, 2022, the Company and the Bank met all capital adequacy requirements under the Basel III Capital Rules.

Together with the FDIC, the Federal Reserve has issued proposed rules that would simplify the capital treatment of certain capital deductions and adjustments, and the final phase-in period for these capital deductions and adjustments has been indefinitely delayed. In addition, in December 2018, the federal banking agencies finalized rules that would permit bank holding companies and banks to phase-in, for regulatory capital purposes, the day-one impact of the new current expected credit loss accounting rule on retained earnings over a period of three years.

Economic Growth, Regulatory Relief, and Consumer Protection Act

The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act") provides certain regulatory relief, including to community banks, which are generally characterized in the statute as banking organizations with less than $10 billion in total consolidated assets and with limited trading activities. The Economic Growth Act requires the federal banking agencies to develop a "community bank leverage ratio" (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A financial institution can elect to be subject to this new definition. The federal banking agencies, including the FDIC, have issued a rule pursuant to the Economic Growth Act to establish for institutions with assets of less than $10 billion a "community bank leverage ratio" (the ratio of a bank's tier 1 capital to average total consolidated assets) of 9% that such institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. The Bank has elected not to be subject to this new definition. See "FDIC Regulations – Prompt Corrective Regulatory Action."

The Truth in Lending Act ("TILA") is the commonly used name for Title I of the Consumer Credit Protection Act, passed by Congress in 1968, which is the consumer protection law specifying what information lenders must share with borrowers before giving them a loan or line of credit. This information includes the annual percentage rate, loan terms, and total cost of the loan. Section 101 of the Economic Growth Act amended the TILA to add a safe harbor for "plain vanilla" mortgage loans originated by banking organizations and credit unions with less than $10 billion in total consolidated assets under existing qualified mortgage and ability to pay rules.

Section 619 of the Dodd-Frank Act, commonly referred to as the "Volcker Rule," generally prohibits insured depository institutions and any company affiliated with an insured depository institution from engaging in proprietary trading and from acquiring or retaining ownership interests in, sponsoring, or having certain relationships with a hedge fund or private equity fund. Under the Economic Growth Act, community banks, (which for this purpose are generally characterized in the statute as banking organizations with less than $10 billion in total consolidated assets with limited trading activities), are exempt from the Volcker Rule and its proprietary trading prohibitions.

New York State Law

The Bank derives its lending, investment, and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the NYDFS, as limited by FDIC regulations. Under these laws and regulations, banks, including the Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities (including certain corporate debt securities, and obligations of federal, state, and local governments and agencies), certain types of corporate equity securities, and certain other assets. The lending powers of New York State-chartered commercial banks are not subject to percentage-of-assets or capital limitations, although there are limits applicable to loans to individual borrowers.

The exercise by an FDIC-insured commercial bank of the lending and investment powers under New York State Banking Law is limited by FDIC regulations and other federal laws and regulations. In particular, the applicable provisions of New York State Banking Law and regulations governing the investment authority and activities of an FDIC-insured state-chartered savings bank and commercial bank have been effectively limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto.

With certain limited exceptions, a New York State-chartered commercial bank may not make loans or extend credit for commercial, corporate, or business purposes (including lease financing) to a single borrower, or related group of borrowers, the aggregate amount of which would exceed 15% of the bank's net worth. An additional amount may be loaned up to an additional 10% of the bank's net worth, if the loan is secured by readily marketable collateral, which is defined to include certain financial instruments, but generally does not include real estate. The Bank currently complies with all applicable loans-to-one-borrower limitations. At December 31, 2022, the Bank's largest aggregate amount of outstanding loans to one borrower was $109.4 million, all of which were performing according to their terms. See "— General — Lending Activities."

Under New York State Banking Law, New York State-chartered stock-form commercial banks may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the NYDFS Superintendent (the "Superintendent") is required if the total of all dividends declared by the bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid.

New York State Banking Law gives the Superintendent authority to issue an order to a New York State-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices, and to keep prescribed books and accounts. Upon a finding by the NYDFS that any director, trustee, or officer of any banking organization has violated any law or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee, or officer may be removed from office after notice and opportunity to be heard. The Superintendent also has authority to appoint a conservator or a receiver for a savings or commercial bank under certain circumstances.

The Superintendent of the NYDFS has the authority to appoint a receiver or liquidator of any state-chartered bank or trust company under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

The NYDFS has issued cybersecurity regulations in Part 500 of Title 23 of the New York Codes, Rules and Regulations ("Part 500"), which cover five basic areas.

Governance: The regulation requires senior management and boards of directors to adopt a cybersecurity policy for protecting information systems and most sensitive information. Covered companies are also required to designate a Chief Information Security Officer (the "CISO"), who must report to the board annually.

Testing: The regulation requires the conduct of cybersecurity tests and analyses, including a "risk assessment" to "evaluate and categorize risks," evaluate the integrity and confidentiality of information systems and non-public information, and develop a process to mitigate any identified risks.

Ongoing Requirements: The regulation imposes substantial day-to-day and technical requirements. Among others, we are required to develop and/or maintain access controls for our information systems, ensure the physical security of our computer systems, encrypt or protect personally identifiable information, perform reviews of in-house and externally created applications, train employees, and build an audit trail system.

Vendors: The regulation also regulates third-party vendors with access to our information technology or non-public information. We are required to develop and implement written policies and procedures to ensure the security of our information technology systems or non-public information that can be accessed by our vendors, including identifying the risks from third-party access, imposing minimum cybersecurity practices for vendors, and creating a due-diligence process for evaluating those vendors.

Reports: The regulation imposes a notification process for any material cybersecurity event. Within 72 hours, a cybersecurity event that has a "reasonable likelihood" of "materially harming" us or that must be reported to another government or self-regulating agency must be reported to the NYDFS. In addition, an annual compliance certification to the NYDFS from either the board or a senior officer is required.

On November 9, 2022, the NYDFS released proposed amendments to Part 500 that covered entities would be required to notify the NYDFS within 72 hours of (i) any cybersecurity event that has a reasonable likelihood of disrupting or degrading any part of a company's normal operations, (ii) any unauthorized access to a privileged account or deployment of ransomware within a material part of the company's information systems, and (iii) any cybersecurity event at a third party service provider that affects a covered entity. In addition, covered entities would be required to notify the NYDFS within 24 hours of an extortion payment made in connection with a cybersecurity event involving the covered entity. Also, within 90 days of a cybersecurity event, covered entities would be required to provide the NYDFS of information requested by the NYDFS regarding the investigation of the cybersecurity event and a continuing obligation to update and supplement the information provided.

The proposed amendments would also create a new category of "Class A" companies that would be subject to certain heightened requirements, including at least annually to conduct an independent external audit of their cybersecurity programs, and, at least once every three years, use external experts to conduct a risk assessment. Also, the proposed amendments would require the senior governance bodies (the Board or a Committee thereof), the CISO and highest-ranking executive to take additional actions and reports and create new requirements with respect to cybersecurity policies and procedures, reports to the NYDFS, and specify what could be violations of Part 500 and the consequences for such violations.

U.S Patriot Act and Money Laundering

The Bank is subject to the Bank Secrecy Act ("BSA"), which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

- Establishment of anti-money laundering compliance programs that include policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

- Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

- Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

- In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

- Monitoring account activity for suspicious transactions; and

- A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities. The Bank has adopted policies and procedures to comply with these requirements.

FDIC Regulations

Capital Requirements. The FDIC has adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations. The Bank is required to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as a "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet items to risk-weighted categories ranging from 0% to 1250%, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide an institution's capital into two tiers. The first tier ("Tier 1") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatorily convertible securities, certain hybrid capital instruments, term subordinated debt, and the ACL, subject to certain limitations, and up to 45% of pre-tax net unrealized gains on equity securities with readily determinable fair market values, less required deductions. See "Prompt Corrective Regulatory Action" below.

The regulatory capital regulations of the FDIC and other federal banking agencies provide that the agencies will take into account the exposure of an institution's capital and economic value to changes in interest rate risk in assessing capital adequacy. According to such agencies, applicable considerations include the quality of the institution's interest rate risk management process, overall financial condition, and the level of other risks at the institution for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies have issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy. Institutions that engage in specified amounts of trading activity may be subject to adjustments in the calculation of the risk-based capital requirement to assure sufficient additional capital to support market risk.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe, for the depository institutions under its jurisdiction, standards that relate to, among other things, internal controls; information and audit systems; loan documentation; credit underwriting; the monitoring of interest rate risk; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to provide it with an acceptable plan to achieve compliance with the standard, as required by the Federal Deposit Insurance Act, as amended, (the "FDI Act"). The regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Real Estate Lending Standards. The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that are (i) secured by real estate, or (ii) made for the purpose of financing construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices, and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC guidelines. The institution's standards establish requirements for loan portfolio diversification, prudent underwriting (including loan-to-value limits) that are clear and measurable, loan administration procedures, documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The FDIC guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

The FDIC and the FRB have also jointly issued the "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight, strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, along with maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Dividend Limitations. The FDIC has authority to use its enforcement powers to prohibit a commercial bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law prohibits the payment of dividends that will result in the institution failing to meet applicable capital requirements on a pro forma basis. The Bank is also subject to dividend declaration restrictions imposed by New York State law as previously discussed under "New York State Law."

Investment Activities. Since the enactment of FDICIA, all state-chartered financial institutions, including commercial banks and their subsidiaries, have generally been limited to such activities as principal and equity investments of the type, and in the amount, authorized for national banks. State law, FDICIA, and FDIC regulations permit certain exceptions to these limitations. In addition, the FDIC is authorized to permit institutions to engage in state-authorized activities or investments not permitted for national banks (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the FDIC insurance fund. The Gramm-Leach-Bliley Act of 1999 (the "GLBA") and FDIC regulations impose certain quantitative and qualitative restrictions on such activities and on a bank's dealings with a subsidiary that engages in specified activities.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For such purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

Under current FDIC regulations, a bank is deemed to be "well capitalized" if the bank has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 8% or greater, has a common equity tier 1 capital ratio of 6.5% or greater, has a leverage ratio of 5% or greater, and is not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure. A bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it received an unsatisfactory safety and soundness examination rating. As of December 31, 2022, the Bank was a "well-capitalized" bank, as applicably defined. The Dodd-Frank Act made permanent the standard maximum amount of FDIC deposit insurance at $250,000 per depositor. In addition, the deposits of the Bank are insured up to applicable limits by the DIF. In this regard, insured depository institutions are required to pay quarterly deposit insurance assessments to the DIF. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based upon supervisory evaluations, regulatory capital level, and certain other factors, with less risky institutions paying lower assessments based on the assigned risk levels. An institution's assessment rate depends upon the category to which it is assigned and certain other factors. Assessment rates range from 1.5 to 40 basis points of the institution's assessment base, which is calculated as average total assets minus average tangible equity.

Enforcement. Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. The FDIC has extensive enforcement authority to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease-and-desist orders, assessment of civil money penalties and removal of officers and directors. The FDIC may also appoint a conservator or receiver for a non-member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices. Management does not know of any practice, condition, or violation that would lead to termination of the deposit insurance for the Bank.

Brokered Deposits

FDIC and other regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." Pursuant to the regulations the Bank, as a well-capitalized institution, may accept brokered deposits.

Incentive Compensation Guidance

Federal banking agencies and the NYDFS have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, in October 2022, the SEC finalized a rule that directs stock exchanges to require listed companies to implement claw-back policies to recover incentive-based compensation from current or former executive officers in the event of certain financial restatements and requires companies to disclose their claw-back policies and their actions under those policies.

Transactions with Affiliates

Sections 23A and 23B of the Federal Reserve Act and FRB's Regulation W generally:

- Limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any affiliate;

- limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with all affiliates; and

- require that all such transactions be on terms substantially the same, or at least favorable to, the bank or subsidiary, as those provided to a non-affiliate.

An affiliate of a bank is any company or entity which controls, is controlled by, or is under common control with the bank. The term "covered transaction" includes the making of loans to the affiliate, the purchase of assets from the affiliate, the issuance of a guarantee on behalf of the affiliate, the purchase of securities issued by the affiliate, and other similar types of transactions.

A bank's authority to extend credit to executive officers, directors and greater than 10 percent shareholders, as well as entities controlled by such persons, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the FRB. Among other things, these loans must be made on terms (including interest rates charged and collateral required) substantially the same as those offered to unaffiliated individuals or be made as part of a benefit or compensation program and on terms widely available to employees and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is based, in part, on the bank's capital position, and specified approval procedures must be followed in making loans which exceed specified amounts.

Community Reinvestment Act

Federal Regulation. Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, an institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examinations, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and further requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank received a CRA rating of "Outstanding" in its most recent completed CRA examination, the report for which was prepared as of July 9, 2021 and approved by the FDIC on April 7, 2022. In June 2022, the Federal Reserve and the FDIC issued a proposal to amend their regulations implementing the CRA. The proposed rules would materially revise the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements, including an increase in the thresholds for receiving "Outstanding" ratings in the future.

New York State Regulation. The Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community (the "NYCRA"). Such obligations are substantially similar to those imposed by the CRA. The NYCRA requires the NYDFS to make a periodic written assessment of an institution's compliance with the NYCRA, utilizing a four-tiered rating system, and to make such assessment available to the public. The NYCRA also requires the Superintendent to consider the NYCRA rating when reviewing an application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or ATMs, and provides that such assessment may serve as a basis for the denial of any such application.

Federal Home Loan Bank System

The Bank is a member of the FHLB-NY, one of 11 regional FHLBs comprising the FHLB system. Each regional FHLB manages its customer relationships, while the 11 FHLBs use its combined size and strength to obtain its necessary funding at the lowest possible cost. As a member of the FHLB-NY, the Bank is required to acquire and hold shares of FHLB-NY capital stock. Pursuant to this requirement, at December 31, 2022, the Bank was required to maintain $45.8 million of FHLB-NY stock.

Holding Company Regulations

The Company is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended (the "BHCA"), as administered by the FRB. The Company is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In addition, before any bank acquisition can be completed, prior approval thereof may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired, including the NYDFS.

FRB regulations generally prohibit a bank holding company from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling Bank as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment, or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis). The Dodd-Frank Act required the FRB to issue consolidated regulatory capital requirements for bank holding companies that are at least as stringent as those applicable to insured depository institutions. Such regulations eliminated the use of certain instruments, such as cumulative preferred stock and trust preferred securities, as Tier 1 holding company capital. At December 31, 2022, the Company's consolidated capital exceeded these requirements.

Bank holding companies are generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of the Company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. The FRB has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity, and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codifies the source of financial strength policy and requires regulations to facilitate its application. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Under the FDI Act, a depository institution may be liable to the FDIC for losses caused to the DIF if a commonly controlled depository institution were to fail. The Bank is commonly controlled within the meaning of that law.

The status of the Company as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

The Company, the Bank, and their respective affiliates will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is difficult for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company or the Bank.

Acquisition of the Holding Company

Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's shares of outstanding common stock, unless the FRB has found that the acquisition will not result in a change in control of the Company. Under the CIBCA, the FRB generally has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquirer; the convenience and needs of the communities served by the Company and the Bank; and the anti-trust effects of the acquisition. Under the BHCA, any company would be required to obtain approval from the FRB before it may obtain "control" of the Company within the meaning of the BHCA. Control generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of the Company or the ability to control in any manner the election of a majority of the Company's directors. An existing bank holding company would, under the BHCA, be required to obtain the FRB's approval before acquiring more than 5% of the Company's voting stock. In addition to the CIBCA and the BHCA, New York State Banking Law generally requires prior approval of the New York State Banking Board before any action is taken that causes any company to acquire direct or indirect control of a banking institution that is organized in New York.

Consumer Financial Protection Bureau

Created under the Dodd-Frank Act, and given extensive implementation and enforcement powers, the CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive, or abusive" acts and practices. Abusive acts or practices are defined as those that (1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or (2) take unreasonable advantage of a consumer's (a) lack of financial savvy, (b) inability to protect himself or herself in the selection or use of consumer financial products or services, or (c) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB has the authority to investigate possible violations of federal consumer financial law, hold hearings and commence civil litigation. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or an injunction.

Mortgage Banking and Related Consumer Protection Regulations

The retail activities of the Bank, including lending and the acceptance of deposits, are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to federal laws applicable to credit transactions, such as:

- The federal Truth-In-Lending Act and Regulation Z issued by the FRB, governing disclosures of credit terms to consumer borrowers;

- The Home Mortgage Disclosure Act and Regulation C issued by the FRB, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and Regulation B issued by the FRB, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- The Fair Credit Reporting Act and Regulation V issued by the FRB, governing the use and provision of information to consumer reporting agencies;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

- The guidance of the various federal agencies charged with the responsibility of implementing such federal laws.

Deposit operations also are subject to:

- The Truth in Savings Act and Regulation DD issued by the FRB, which requires disclosure of deposit terms to consumers;

- Regulation CC issued by the FRB, which relates to the availability of deposit funds to consumers;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- The Electronic Funds Transfer Act and Regulation E issued by the FRB, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

In addition, the Bank and its subsidiaries may also be subject to certain state laws and regulations designed to protect consumers.

Many of the foregoing laws and regulations are subject to change resulting from the provisions in the Dodd-Frank Act, which in many cases calls for revisions to implementing regulations. In addition, oversight responsibilities of these and other consumer protection laws and regulations will, in large measure, transfer from the Bank's primary regulators to the CFPB. We cannot predict the effect that being regulated by a new, additional regulatory authority focused on consumer financial protection, or any new implementing regulations or revisions to existing regulations that may result from the establishment of this new authority, will have on our businesses.

Data Privacy

Federal and state laws contain extensive consumer privacy protection provisions. The GLBA requires financial institutions to periodically disclose their privacy practices and policies relating to sharing such information and enable retail customers to opt out of the Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

Cybersecurity

The Cybersecurity Information Sharing Act (the "CISA") is intended to improve cybersecurity in the U.S. through sharing of information about security threats between the U.S. government and private sector organizations, including financial institutions such as the Bank. The CISA also authorizes companies to monitor their own systems, notwithstanding any other provision of law, and allows companies to carry out defensive measures on their own systems from potential cyber-attacks. In addition, effective April 2022, the Federal Reserve and the FDIC issued a rule that, among other things, requires a banking organization to notify its primary federal regulators within 36 hours after identifying a "computer-security incident" that the banking organization believes in good faith could materially disrupt, degrade or impair its business or operations in a manner that would, among other things, jeopardize the viability of its operations, result in customers being unable to access their deposit and other accounts, result in a material loss of revenue, profit or franchise value, or pose a threat to the financial stability of the United States.

Federal Restrictions on Acquisition of the Company

Under the Federal Change in Bank Control Act, a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's shares of outstanding common stock, unless the FRB has found that the acquisition will not result in a change in control of the Company.

Federal Securities Laws

The Company's common stock is registered with the SEC and listed for trading on The Nasdaq Stock Market ("Nasdaq"). Accordingly, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934 and the rules of Nasdaq. In August 2021, the SEC approved new Nasdaq listing rules regarding board diversity and disclosure. Beginning with the Company's proxy statement for its annual meeting of shareholders in 2022, the Company will commence disclosing board diversity data annually. In addition, under new Nasdaq listing rules, the Company will be required to have, or explain why it does not have, (i) one diverse director by the later of August 6, 2023, or the date it files its proxy statement for its annual meeting shareholders in 2023, and (ii) two diverse directors by the later of August 6, 2025, or the date it files its proxy statement for its annual meeting of shareholders in 2025. A listed issuer may meet these diversity requirements by having two female directors or one female director and one director who is an underrepresented minority or LGBTQ+. The Company presently meets these requirements.

Available Information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We make available free of charge on or through our web site at http://www.flushingbank.com our annual reports on Form 10 K, quarterly reports on Form 10 Q, current reports on Form 8 K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC filings are also available to the public free of charge over the Internet at the SEC's web site at http://www.sec.gov.

You may also read and copy any document we file at the SEC's public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1 800 SEC 0330. You may request copies of these documents by writing to the SEC and paying a fee for the copying cost.

Item 1A.   Risk Factors.

In addition to the other information contained in this Annual Report, the following factors and other considerations should be considered carefully in evaluating us and our business.

Changes in Interest Rates May Impact Our Financial Condition and Results of Operations

Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of multi-family residential loans, commercial business loans and commercial real estate mortgage loans) and the interest expense paid on our interest-bearing liabilities (consisting primarily of deposits and borrowings). The level of net interest income is primarily a function of the average balance of our interest-earning assets and our interest-bearing liabilities, along with the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board (the "FOMC"), and market interest rates. The FOMC raised the target range for the federal funds rate seven times during 2022 from a range of 0.25% to 0.50% in March to a range of 4.25% to 4.50% in December. The FOMC raised the target range for the federal funds rate an additional 25 basis points in February of 2023 to 4.50% to 4.75%, and it is currently expected that during the remainder of 2023 the FOMC may increase the target range for federal funds rate several more times. There can be no assurances as to any future FOMC decisions on interest rates. A significant portion of our loans have fixed interest rates (or, if adjustable, are initially fixed for periods of five to 10 years) and longer terms than our deposits and borrowings. Our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans. Our interest rate risk is exacerbated in the short term by the fact that approximately 67% of our certificates of deposit accounts and borrowings will reprice or mature during the next year.

As a result of our historical focus on the origination of multi-family residential mortgage loans, commercial business loans and commercial real estate mortgage loans, the majority of our loans are adjustable rate, however, many adjust at periods of five to 10 years. In addition, a large percentage of our investment securities and mortgage-backed securities have fixed interest rates and are classified as available for sale. As is the case with many financial institutions, our emphasis on increasing the generation of core deposits, those with no stated maturity date, has resulted in our interest-bearing liabilities having a shorter duration than our interest-earning assets. This imbalance can create significant earnings volatility because interest rates change over time and during the first quarter of 2022 were at historical low levels. As interest rates increase, our cost of funds increases more rapidly than the yields on a substantial portion of our interest-earning assets. In addition, the estimated fair value of our fixed-rate assets, such as our securities portfolios, would decline (and our unrealized gains on such assets would ordinarily decrease and unrealized losses would ordinarily increase) if interest rates increase, all as occurred in 2022 and could continue to occur in 2023. However, the derivative portfolio increases in fair value as interest rates increase, partially mitigating the effects of the securities portfolio. In line with the foregoing, we have experienced and may continue to experience an increase in the cost of interest-bearing liabilities primarily due to raising the rates we pay on some of our deposit products to stay competitive within our market and an increase in borrowing costs from increases in the federal funds rate.

Prevailing interest rates also affect the extent to which borrowers repay and refinance loans. In a declining interest rate environment, the number of loan prepayments and loan refinancing may increase, as well as prepayments of mortgage-backed securities. Call provisions associated with our investment in U.S. government agency and corporate securities may also adversely affect yield in a declining interest rate environment. Such prepayments and calls may adversely affect the yield of our loan and securities portfolios as we reinvest the prepaid funds in a lower interest rate environment. However, we typically receive additional loan fees when existing loans are refinanced, which partially offset the reduced yield on our loan portfolio resulting from prepayments. In periods of low interest rates, our level of core deposits also may decline if depositors seek higher-yielding instruments or other investments not offered by us, which in turn may increase our cost of funds and decrease our net interest margin to the extent alternative funding sources are utilized. An increasing interest rate environment would tend to extend the average lives of lower yielding fixed rate mortgages and mortgage-backed securities, which could adversely affect net interest income. Also, in an increasing interest rate environment, mortgage loans and mortgage-backed securities may prepay at slower rates than experienced in the past, which could result in a reduction of prepayment penalty income. In addition, depositors tend to open longer term, higher costing certificate of deposit accounts which could adversely affect our net interest income if rates were to subsequently decline. Additionally, adjustable-rate mortgage loans and mortgage-backed securities generally contain interim and lifetime caps that limit the amount the interest rate can increase or decrease at repricing dates. Significant increases in prevailing interest rates may significantly affect demand for loans and the value of the Bank's collateral. See "— Local Economic Conditions.

Our Lending Activities Involve Risks that May Be Exacerbated Depending on the Mix of Loan Types

At December 31, 2022, our gross loan portfolio was $6,925.8 million, of which 77.7% was mortgage loans secured by real estate. The majority of these real estate loans were secured by multi-family residential property ($2,601.4 million), commercial real estate property ($1,913.0 million) and one-to-four family mixed-use property ($554.3 million), which combined represent 73.2% of our loan portfolio. Our loan portfolio is concentrated in the New York City metropolitan area. Multi-family residential, one-to-four family mixed-use property, commercial real estate mortgage loans, commercial business loans and construction loans, are generally viewed as exposing the lender to a greater risk of loss than fully underwritten one-to-four family residential mortgage loans and typically involve higher principal amounts per loan. Multi-family residential, one-to-four family mixed-use property and commercial real estate mortgage loans are typically dependent upon the successful operation of the related property, which is usually owned by a legal entity with the property being the entity's only asset. If the cash flow from the property is reduced, the borrower's ability to repay the loan may be impaired. If the borrower defaults, our only remedy may be to foreclose on the property, for which the market value may be less than the balance due on the related mortgage loan. We attempt to mitigate this risk by generally requiring a loan-to-value ratio of no more than 75% at a time the loan is originated, except for one-to-four family residential mortgage loans, where we require a loan-to value ratio of no more than 80%. Repayment of construction loans is contingent upon the successful completion and operation of the project. The repayment of commercial business loans (the increased origination of which is part of management's strategy), is contingent on the successful operation of the related business. Changes in local economic conditions and government regulations, which are outside the control of the borrower or lender, also could affect the value of the security for the loan or the future cash flow of the affected properties. We continually review the composition of our mortgage loan portfolio to manage the risk in the portfolio.

COVID-19 and Other Adverse External Events

The Coronavirus Disease 2019 ("COVID-19") pandemic adversely affected, and may continue to adversely affect, us, our customers, employees and third-party service providers. During 2022 most employees of the Company worked three days in the office and two days remotely from home, and in the last quarter of 2022 these employees worked four days in the office and one day remotely. The extent to which the COVID-19 pandemic will continue to adversely affect us will depend on future developments that are uncertain and cannot be predicted with certainty and many of which are outside of our control. These future developments may include the continued scope and duration of the COVID-19 pandemic, the emergence of new variants of COVID-19, the possibility of future resurgences of the COVID-19 pandemic, the continued effectiveness of the Company's business continuity plan including work-from-home arrangements and staffing at branches and certain other facilities, the direct and indirect impact of the COVID-19 pandemic on the Company's customers, employees, third-party service providers, as well as on other market participants, actions taken, or that may yet be taken, by governmental authorities and other third parties in response to the COVID-19 pandemic.

The financial markets have rebounded from the significant declines that occurred earlier in the pandemic and global economic conditions improved in 2021. However, the financial markets declined substantially in 2022 as the FOMC raised interest rates substantially to respond to high inflation (see above), many of the circumstances that arose or became more pronounced after the onset of the COVID-19 pandemic persisted. Those circumstances include:

- volatility in financial and capital markets, interest rates and exchange rates;
- heightened cybersecurity, information security, and operational risks as cybercriminals attempt to profit from the disruption resulting from the pandemic given increased online and remote activity, including as a result of work-from-home arrangements, all of which could disrupt our business;
- decreased demands for our products and services.

The continuing impact of the COVID-19 pandemic, military conflicts such as Russia's invasion of Ukraine, terrorism and other detrimental or destabilizing global and national events on general economic and market conditions, consumer and corporate spending and investment and borrowing patterns, there is a risk that adverse conditions could occur. These adverse conditions include, but are not limited to, increased cyber attacks; supply chain disruptions; higher inflation; decreased demand for the our products and services or those of our borrowers, which could increase credit risk;

challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, willingness to return to work; and disruptions to business operations at the Company and at counterparties, vendors and other service providers. Even after such events fully subside, the U.S. economy may experience a prolonged economic slowdown or recession, and we anticipate that our operations would be materially and adversely affected by a prolonged economic slowdown or recession. To the extent that pandemics, acts of war, or terrorism and other detrimental external events adversely affect our business, financial condition, liquidity, capital, loans, asset quality or results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section of this Form 10-K.

Failure to Effectively Manage Our Liquidity Could Significantly Impact Our Financial Condition and Results of Operations

Our liquidity is critical to our ability to operate our business. Our primary sources of liquidity are deposits, both retail deposits from our branch network including our Internet Branch and brokered deposits, as well as borrowed funds, primarily wholesale borrowing from the FHLB-NY. Additionally, we have unsecured lines of credit with other commercial banks. Funds are also provided by the repayment and sale of securities and loans. Our ability to obtain funds are influenced by many external factors, including but not limited to, local, regional and national economic conditions, the direction of interest rates and competition for deposits in the markets we serve. Additionally, changes in the FHLB-NY underwriting guidelines may limit or restrict our ability to borrow effectively. A decline in available funding caused by any of the above factors could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill our obligations such as repaying our borrowings or meeting deposit withdrawal demands.

Our Ability to Obtain Brokered Deposits as an Additional Funding Source Could be Limited

We utilize brokered deposits as an additional funding source and to assist in the management of our interest rate risk. The Bank had $856.3 million or 13.2% of total deposits and $626.3 million, or 9.8% of total deposits, in brokered deposit accounts at December 31, 2022 and 2021, respectively. We have obtained brokered certificates of deposit when the interest rate on these deposits is below the prevailing interest rate for non-brokered certificates of deposit with similar maturities in our market, or when obtaining them allowed us to extend the maturities of our deposits at favorable rates compared to borrowing funds with similar maturities, when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. Brokered certificates of deposit provide a large deposit for us at a lower operating cost as compared to non-brokered certificates of deposit since we only have one account to maintain versus several accounts with multiple maturity checks. Unlike non-brokered certificates of deposit where the deposit amount can be withdrawn with a penalty for any reason, including increasing interest rates, a brokered certificate of deposit can only be withdrawn in the event of the death or court declared mental incompetence of the depositor. This allows us to better manage the maturity of our deposits and our interest rate risk. We also at times utilize brokers to obtain money market account deposits. The rate we pay on brokered money market accounts is similar to the rate we pay on non-brokered money market accounts, and the rate is agreed to in a contract between the Bank and the broker. These accounts are similar to brokered certificates of deposit accounts in that we only maintain one account for the total deposit per broker, with the broker maintaining the detailed records of each depositor. Additionally, we place a portion of our government deposits in the IntraFi Network money market or demand product, allowing us to invest our funds in higher yielding assets without providing collateral. As of December 31, 2022, total deposit balances include brokered deposits of money market deposits of $329.0 million, certificates of deposits of $446.8 million, and NOW deposits of $80.4 million. For December 31, 2021, total deposit balances include brokered deposits of money market deposits of $251.1 million, certificates of deposits of $196.2 million, and NOW deposits of $178.9 million.

The FDIC has promulgated regulations implementing limitations on brokered deposits. Under the regulations, well-capitalized institutions are not subject to brokered deposit limitations, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to restrictions on the interest rate that can be paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. Pursuant to the regulation, the Bank, as a well-capitalized institution, may accept brokered deposits. Should our capital ratios decline, this could limit our ability to replace brokered deposits when they mature. At December 31, 2022, the Bank met or exceeded all applicable requirements to be deemed "well-capitalized" for purposes of these regulations. However, there can be no assurance that the Bank will continue to meet those requirements. Limitations on the Bank's ability to accept brokered deposits for any reason (including regulatory limitations on the amount of brokered deposits in total or as a percentage of total assets) in the future could materially adversely impact our funding costs and liquidity.

The maturity of brokered certificates of deposit could result in a significant funding source maturing at one time. Should this occur, it might be difficult to replace the maturing certificates with new brokered certificates of deposit. We have used brokers to obtain these deposits which results in depositors with whom we have no other relationships since these depositors are outside of our market, and there may not be a sufficient source of new brokered certificates of deposit at the time of maturity. In addition, upon maturity, brokers could require us to offer some of the highest interest rates in the country to retain these deposits, which would negatively impact our earnings.

The Markets in Which We Operate Are Highly Competitive

We face intense and increasing competition both in making loans and in attracting deposits. Our market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence than us, and all of which are our competitors to varying degrees. Particularly intense competition exists for deposits and in all of the lending activities we emphasize. Our competition for loans comes principally from other commercial banks, savings banks, savings and loan associations, mortgage banking companies, insurance companies, finance companies and credit unions. Management anticipates that competition for mortgage loans will continue to increase in the future. Our most direct competition for deposits historically has come from savings banks, other commercial banks, savings and loan associations and credit unions. In addition, we face competition for deposits from products offered by brokerage firms, insurance companies and other financial intermediaries, such as money market and other mutual funds and annuities. Consolidation in the banking industry and the lifting of interstate banking and branching restrictions have made it more difficult for smaller, community-oriented banks, such as us, to compete effectively with large, national, regional and super-regional banking institutions. Our Internet Branch provides us with access to consumers in markets outside our geographic branch locations. The internet banking arena exposes us to competition with many larger financial institutions that have greater financial resources, name recognition and market presence than we do.

Our Results of Operations May Be Adversely Affected by Changes in National, Regional and/or Local Economic Conditions

Our operating results are affected by national, regional and local economic and competitive conditions, including changes in market interest rates, the strength of the local economy, government policies and actions of regulatory authorities. Adverse economic conditions can result in borrowers defaulting on their loans or withdrawing their funds on deposit at the Bank to meet their financial obligations. A decline in the local, regional or national economy or the New York City metropolitan area real estate market could adversely affect our financial condition and results of operations, including through decreased demand for loans or increased competition for good loans, increased non-performing loans and credit losses resulting in additional provisions for credit losses and for losses on real estate owned. Many factors could require additions to our allowance for credit losses in future periods above those currently maintained. These factors include, but are not limited to: (1) adverse changes in economic conditions and changes in interest rates that may affect the ability of borrowers to make payments on loans, (2) changes in the financial capacity of individual borrowers, (3) changes in the local real estate market and the value of our loan collateral, and (4) future review and evaluation of our loan portfolio, internally or by regulators. The amount of our allowance for credit losses at any time represents good faith estimates that are susceptible to significant changes due to changes in appraisal values of collateral, national and local economic conditions, prevailing interest rates and other factors. See "Business — General — Allowance for Credit Losses" in Item 1 of this Annual Report.

These same factors could cause delinquencies to increase for the mortgages which are the collateral for the mortgage-backed securities we hold in our investment portfolio. Combining increased delinquencies with liquidity problems in the market could result in a decline in the market value of our investments in privately issued mortgage-backed securities. There can be no assurance that a decline in the market value of these investments will not result in other-than-temporary impairment charges in our financial statements.

Changes in Laws and Regulations Could Adversely Affect Our Business

From time to time, legislation, is enacted or regulations are promulgated that have the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the New York legislature and before various bank regulatory agencies. There can be no assurance as to the impact that any laws, regulations or governmental programs that may be introduced or implemented in the future will have on the financial markets and the economy, any of which could adversely affect our business. For a discussion of regulations affecting us, see "Business — Regulation" and "Business — Federal, State and Local Taxation" in Item 1 of this Annual Report.

Current Conditions in, and Regulation of, the Banking Industry May Have a Material Adverse Effect on Our Results of Operations

Financial institutions have been the subject of significant legislative and regulatory changes, including the adoption of The Dodd Frank Act, which imposes a wide variety of regulations affecting us, and may be the subject of further significant legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations, including those with respect to federal and state taxation, may cause our results of operations to differ materially. In addition, the cost and burden of compliance, over time, have significantly increased and could adversely affect our ability to operate profitably.

The Bank faces several minimum capital requirements imposed by federal regulation. Failure to adhere to these minimums could limit the dividends the Bank may pay, including the payment of dividends to the Company, and could limit the annual growth of the Bank. Under the Dodd Frank Act, banks with assets greater than $100.0 billion in total assets are required to complete stress tests, which predict capital levels under certain stress levels. See "Regulation." At the New York State level, the Bank is subject to extensive supervision, regulation and examination by the New York State Department of Financial Services ("NYDFS") and the FDIC. The Company is subject to similar regulations and oversight by the Federal Reserve Bank. Such regulations limit the manner in which the Company and Bank conduct business, undertake new investments and activities and obtain financing. The regulatory structure also provides the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to capital levels, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Failure to comply with applicable laws and regulations could subject the Company and Bank to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company and/or the Bank.

The FDIC regulations are designed primarily for the protection of the deposit insurance fund and the Bank's depositors, and not to benefit the Company, the Bank, or its creditors.

The fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on the Company's results of operations. The Federal Reserve regulates the supply of money and credit in the United States. Changes in Federal Reserve or governmental policies are beyond the Company's control and difficult to predict; consequently, the impact of these changes on the Company's activities and results of operations is also difficult to predict. See "Changes in Interest Rates may impact our Financial Condition and Results of Operations" Risk Factor in this Form 10-K.

A Failure in or Breach of Our Operational or Security Systems or Infrastructure, or Those of Our Third Party Vendors and Other Service Providers, Including as a Result of Cyber-attacks, Could Disrupt Our Business, Result in the Disclosure or Misuse of Confidential or Proprietary Information, Damage Our Reputation, Increase Our Costs and Cause Losses

We depend upon our ability to process, record, and monitor our client transactions on a continuous basis. As client, public and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns. Our business, financial, accounting and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes, hurricanes and floods; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyber-attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our business and clients.

Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Threat actor organizations are becoming more formal and now frequently include specialized "departments" within an organization. These include access specialists, lateral movement specialists, and initial access brokers. These functions combine together to sell the access to interested parties, and the parties purchasing the access are installing malware and infiltrating data. This increases cyber risk as indicators of an attack may be spread across multiple detection platforms and coming from distributed sources. As noted above, our operations rely on the secure processing, transmission, and storage of confidential information in our computer systems and networks. Our business relies on our digital technologies, computer and email systems, software and networks to conduct its operations. In addition, to access our products and services, our clients may use personal smartphones, tablet PC's, personal computers and other mobile devices that are beyond our control systems. Although we have information security procedures and controls in place, our technologies, systems, networks and our clients' devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our clients' confidential, proprietary and other information, or otherwise disrupt our or our clients' or other third parties' business operations. We may be subject to increasingly more risk related to cyber security for our Internet Branch as we expand our suite of online direct banking products, acquire new or outsource some of our business operations, expand our internal usage of web-based products and applications, and otherwise attempt to keep pace with rapid technological changes in the financial services industry.

We rely on external infrastructure, proprietary information technology and third-party systems and services to conduct business, including customer service, marketing and sales activities, customer relationship management, producing financial statements and technology/data centers. In addition, we store and process confidential and proprietary business information on both company-owned and third-party and/or vendor managed systems, including cloud service providers. We increasingly rely on the internet in order to conduct business and may be adversely impacted by outages in critical infrastructure such as electric grids, undersea cables, satellites or other communications used by us or our third parties. This reliance includes consumer access to the internet and communications systems due to more work taking place outside of corporate locations. The failure of our or any third party's information technology, infrastructure or other internal and external systems, for any reason, could disrupt our operations, result in the loss of business and adversely impact our profitability. Any compromise of the security of our or any third party's systems that results in the disclosure of personally identifiable customer or employee information could damage our reputation, deter customers from purchasing or using our products and services, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses. We may also be adversely impacted by successful cyberattacks of our partners, third-party vendors and others in our supply chain with whom we conduct business or share information.

Financial services companies are regularly targeted by cyber criminals, resulting in unauthorized access to confidential information, theft of funds from online accounts, disruption or degradation of service or other damage. These attacks may take a variety of forms, including web application attacks, denial of service attacks, ransomware, other malware, and social engineering, including phishing. As automation and machine intelligence technologies progress, attackers are adopting this technology to speed up their reconnaissance and attacks while reducing their costs. This improved efficiency and tooling means that a lower-skilled adversary is able to perform more attacks at a higher complexity level than in the past. Economic and political instability offers a fertile ground for adversaries to recruit new talent. This could be either people looking for financial gains amid job losses and high inflation, politically motivated actors driven by state conflicts or internal political unrest, or other personal reasons. In addition, the reengineering and reuse of prior attack methodologies is made easier by advances in these technologies.

Information security incidents may also occur due to the failure to control access to, and use of, sensitive systems or information by our workforce. Employee risk exposure remains high as cybersecurity awareness training must be continuously refined and updated as technology advances and threat actors become increasingly more sophisticated. Additionally, there is a potential increase in this threat due to the increase in remote work. The failure of our controls (such as policies, procedures, security controls and monitoring, automation and backup plans) designed to prevent, or limit the effect of, failure, inadvertent use or abuse could result in disruptions or breaches beyond our control. Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a focus for us. As technology evolves, we can increase our ability to detect and prevent cyber-attacks through automation and the implementation of security controls which leverage machine learning and artificial intelligence. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Additionally, information security vulnerabilities can pose increased cyber-risk as they can be combined and chained together more easily with machine learning technology.

Disruptions or failures in the physical infrastructure or operating systems that support our business and clients, or cyberattacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in significant legal and financial exposure, client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs and/or additional compliance costs, a loss of confidence in the security of our systems, any of which may not be covered by insurance and could materially and adversely affect our financial condition or results of operations.

In addition, in 2017, the NYDFS established comprehensive cybersecurity requirements for financial services companies, including us, and the NYDFS has proposed additional changes to such regulations. See Regulation – New York State Law.

Changes in Cybersecurity or Privacy Regulations may Increase our Compliance Costs, Limit Our Ability to Gain Insight from Data and Lead to Increased Scrutiny

We collect, process, store, share, disclose and use information from and about our customers, plan participants and website and application users, including personal information and other data. Any actual or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or third parties, data disclosure and consent obligations or privacy or security-related legal obligations may result in governmental enforcement actions, litigation or public statements critical of us. Such actual or perceived failures could also cause our customers to lose trust in us, which could have an adverse effect on our business.

Restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services.

We are subject to numerous federal, state, and international regulations regarding the privacy and security of personal information. These laws vary widely by jurisdiction. Privacy regulations with a significant impact on our operations include the NYDFS 23 NYCRR Part 500 Cybersecurity Requirements for Financial Services Companies, Gramm-Leach-Bliley Title V Subtitle A- Safeguards Rule, and FDIC Part 364 Appendix B- Interagency Guidelines Establishing Information Security Standards. Similar legislation is being enacted around the world with requirements and protections specific to data security requirements, notification requirements for data breaches, the right to access personal data and the right to be forgotten. In one such recent development applicable to us, effective April 2022, the Federal Reserve and the FDIC issued a rule that, among other things, requires a banking organization to notify its primary federal regulators within 36 hours after identifying a "computer-security incident" that the banking organization believes in good faith could materially disrupt, degrade or impair its business or operations in a manner that would, among other things, jeopardize the viability of its operations, result in customers being unable to access their deposit and other accounts, result in a material loss of revenue, profit or franchise value, or pose a threat to the financial stability of the United States. Further, in November 2022, the NYDFS released proposed amendments to Part 500 that covered entities would be required to notify the NYDFS within 72 hours of (i) any cybersecurity event that has a reasonable likelihood of disrupting or degrading any part of a company's normal operations, (ii) any unauthorized access to a privileged account or deployment of ransomware within a material part of the company's information systems, and (iii) any cybersecurity event at a third party service provider that affects a covered entity In addition covered entities would be required to notify the NYDFS within 24 hours of an extortion payment made in connection with a cybersecurity event involving the covered entity. Also, within 90 days of a cybersecurity event, covered entities would be required to provide information requested by the NYDFS regarding the investigation of the cybersecurity event and would have a continuing obligation to update and supplement the information provided. These and other changes in cybersecurity and privacy regulations or the enactment of new regulations may increase our compliance costs and failure to comply with these regulations may lead to reputational damage, fines or civil damages and increased regulatory scrutiny**.**

We May Experience Increased Delays in Foreclosure Proceedings

Foreclosure proceedings face increasing delays. While we cannot predict the ultimate impact of any delay in foreclosure sales, we may be subject to additional borrower and non-borrower litigation and governmental and regulatory scrutiny related to our past and current foreclosure activities. Delays in foreclosure sales, including any delays beyond those currently anticipated could increase the costs associated with our mortgage operations and make it more difficult for us to prevent losses in our loan portfolio.

Our Inability to Hire or Retain Key Personnel Could Adversely Affect Our Business

Our success depends, in large part, on our ability to retain and attract key personnel. We face intense competition from commercial banks, savings banks, savings and loan associations, mortgage banking companies, insurance companies, finance companies and credit unions. As a result, it could prove difficult to retain and attract key personnel. The inability to hire or retain key personnel may result in the loss of customer relationships and may adversely affect our financial condition or results of operations.

We Are Not Required to Pay Dividends on Our Common Stock

Holders of shares of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. A reduction or elimination of our common stock dividend could adversely affect the market price of our common stock.

There is Uncertainty Surrounding the Elimination of LIBOR and the Proposed Transition to SOFR or Other Adjustable or Reference Rate Formulas

In 2017, the United Kingdom's Financial Conduct Authority announced that after 2021 it would no longer compel banks to submit the rates required to calculate the London Interbank Offered Rate ("LIBOR"). Consequently, LIBOR and other inter-bank offered rates around the world are undergoing a transition to other reference rates. In March 2021, the Financial Conduct Authority announced that LIBOR would no longer be published on a representative basis after December 31, 2021, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023.

There is still uncertainty around how quickly different alternative rates will develop sufficient liquidity and industry-wide usage, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve's Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), began publishing in April 2018 a Secured Overnight Financing Rate ("SOFR"), which is intended to replace U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. Proposals for alternative reference rates have also been announced or have already begun publication. Markets are developing in response to these new rates. We have undertaken an enterprise-wide effort to address the transition to minimize the potential for adverse impacts.

On March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act, or LIBOR Act, was signed into law in the U.S. This legislation establishes a uniform benchmark replacement process for financial contracts maturing after June 30, 2023 that do not contain clearly defined or practicable fallback provisions. Under the LIBOR Act, such contracts will automatically transition as a matter of law to a SOFR-based replacement rate identified by the Federal Reserve Board. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Federal Reserve.

The effect of any changes to LIBOR or discontinuation of LIBOR on new or existing financial instruments, liabilities or operational processes will vary depending on a number of factors. Examples of potential factors include, but are not limited to: fallback provisions in contracts; adoption of replacement language in contracts where such language is currently absent; legislative remedies that address fallback provisions; potential changes in spreads causing valuation changes; treatment of hedge effectiveness and impacts on models and systems. We are identifying, assessing and monitoring market and regulatory developments; assessing agreement terms and continue to execute our operational readiness.

We have loans, borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. The transition from LIBOR could create additional costs and risks. Since proposed alternative rates are calculated differently, payments under contracts referencing new rates may differ from those referencing LIBOR. The transition will change our market risk profiles, requiring changes to risk and pricing models, systems, contracts, valuation tools, and product design. Furthermore, failure to adequately manage this transition process with our customers could adversely impact our reputation and potentially introduce additional legal risks. As of December 31, 2022, we have exposure to approximately $1.8 billion of financial assets and liabilities, including off-balance sheet instruments, which are LIBOR-based. We do not yet know whether, and if so the extent to which, the elimination of LIBOR will have any material impact on these instruments. The transition to other reference rates may affect the value of certain derivatives, loans and floating rate securities we hold, floating rate financial instruments we have issued and the profitability of certain lending activity. Additionally, pricing activities, models and the profitability of certain businesses may also be impacted.

Our Financial Results May be Adversely Impacted by Global Climate Changes.

Atmospheric concentrations of carbon dioxide and other greenhouse gases have increased dramatically since the industrial revolution, resulting in a gradual increase in average global temperatures and an increase in the frequency and severity of weather patterns and natural disasters. These trends are expected to continue in the future and have the potential to impact nearly all sectors of the economy to varying degrees. We cannot predict the long-term impacts of climate change, but we will continue to monitor new developments in the future.

Potential impacts may include the following:

- Changes in temperatures and air quality may adversely impact the health, welfare, economic and other prospects of customers in our target markets. For example, increases in the level of pollution and airborne allergens in local industrial areas may cause an increase in upper respiratory and cardiovascular diseases. Such impacts may adversely change the long-term prospects for the communities we serve and the investing and banking services these communities seek.

- Climate change may impact asset prices, as well as general economic conditions. For example, rising sea levels may lead to decreases in real estate values in at-risk areas. Additionally, government policies to slow climate change (e.g., setting limits on carbon emissions) may have an adverse impact on sectors such as utilities, transportation and manufacturing. Changes in asset prices may impact the value of our fixed income, real estate and commercial mortgage investments. Although we seek to manage our investment risks by maintaining a diversified portfolio and monitor our investments on an ongoing basis, allowing us to adjust our exposure to sectors and/or geographical areas that face severe risks due to climate change, there can be no assurances that our efforts will be successful.

Our Financial Results May be Adversely Impacted by ESG Requirements

Our financial and operational results could be impacted by emerging risk and changes to the regulatory landscape in areas like environmental, social and governance ("ESG") requirements. We closely monitor and respond to topics related to ESG that include longer lifespans, income and wealth inequalities, environmental challenges and opportunities to expand global access to the financial system across all segments of the population. Updated and changing regulatory and societal environment requirements could impact financial and operational results.

We currently obtain environmental reports in connection with the underwriting of commercial real estate loans, and typically obtain environmental reports in connection with the underwriting of multi-family loans. For all other loans, we obtain environmental reports only if the nature of the current or, to the extent known to us, prior use of the property securing the loan indicates a potential environmental risk. However, we may not be aware of such uses or risks in any particular case, and, accordingly, there can be no assurance that real estate acquired by us in foreclosure is free from environmental contamination nor we will not have any liability with respect thereto.

Changes and uncertainty in United States legislation, policy or regulation regarding climate risk management or other ESG practices may result in higher regulatory and compliance costs, increased capital expenditures, and changes in regulations may impact security asset prices, resulting in realized or unrealized losses on our investments. Physical risks and transitional risks could increase the Company's cost of doing business and actual or perceived failure to adequately address ESG expectations of our various stakeholders could lead to a tarnished reputation and loss of customers and clients.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

At December 31, 2022, the Bank conducted its business through 25 full-service offices and its Internet Branch. The Holding Company neither owns nor leases any property but instead uses the premises and equipment of the Bank.

Item 3.   Legal Proceedings.

We are involved in various legal actions arising in the ordinary course of our business which, in the aggregate, involve amounts which are believed by management to be immaterial to our financial condition, results of operations and cash flows.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Holding Company's Common Stock is traded on the NASDAQ Global Select Market® under the symbol "FFIC." As of December 31, 2022, we had approximately 846 shareholders of record, not including the number of persons or entities holding stock in nominee or street name through various brokers and banks.

The following table sets forth information regarding the shares of common stock repurchased by us during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 to October 31, 2022	45,800	$ 19.96	45,800	923,524
November 1 to November 30, 2022	164,062	20.38	164,062	759,462
December 1 to December 31, 2022	165,000	20.00	165,000	594,462
Total	374,862	$ 20.16	374,862	

On July 27, 2021, the Company announced the authorization by the Board of Directors of a common stock repurchase program, which authorizes the purchase of up to 1,000,000 shares of its common stock. This program was completed in 2022 and on May 17, 2022, an additional 1,000,000 share authorization was announced. During the years ended December 31, 2022 and 2021, the Company repurchased 1,253,725 shares and 436,619 shares, respectively, of the Company's common stock at an average cost of $21.73 per share and $22.88 per share, respectively. At December 31, 2022, 594,462 shares remain to be repurchased under the current stock repurchase program. Stock will be purchased under the current stock repurchase program from time to time, in the open market or through private transactions subject to market conditions and at the discretion of the management of the Company. There is no expiration or maximum dollar amount under this authorization.

The following table sets forth securities authorized for issuance under all equity compensation plans of the Company at December 31, 2022:

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	—	$ —	968,657
Equity compensation plans not approved by security holders	—	—	—
	—	$ —	968,657

Stock Performance Graph

      The following graph shows a comparison of cumulative total stockholder return on the Company's common stock since December 31, 2017 with the cumulative total returns of a broad equity market index as well as comparative published industry indices. The broad equity market index chosen was the Nasdaq Composite and the comparative published industry indices used were the S&P U.S. MidCap Banks Index and the S&P U.S. BMI Banks - Mid-Atlantic Region Index. The S&P U.S. BMI Banks - Mid-Atlantic Region Index was chosen for inclusion in the Company's Stock Performance Graph because the Company believes it provides valuable comparative information reflecting the Company's geographic peer group. The S&P U.S. MidCap Banks Index was chosen for inclusion in the Company's Stock Performance Graph because it uses a broader group of banks and therefore more closely reflects the Company's size. The Company believes that both geographic area and size are important factors in analyzing the Company's performance against its peers. The graph below reflects historical performance only, which is not indicative of possible future performance of the common stock.



      The total return assumes $100 invested on December 31, 2017 and all dividends reinvested through the end of the Company's fiscal year ended December 31, 2022. The performance graph above is based upon closing prices on the trading date specified.

	Period Ending					
Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Flushing Financial Corporation	100.00	80.78	84.32	69.06	104.50	86.82
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
S&P U.S. MidCap Banks Index	100.00	79.88	105.36	104.19	151.64	111.50
S&P U.S. BMI Banks - Mid-Atlantic Region Index	100.00	85.44	121.49	109.82	138.70	117.14

Item 6. Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

        As used in this discussion and analysis, the words "we," "us," "our" and the "Company" are used to refer to Flushing Financial Corporation (the "Holding Company") and its direct and indirect wholly owned subsidiaries, Flushing Bank (the "Bank"), Flushing Service Corporation, FSB Properties Inc., and Flushing Preferred Funding Corporation, which was dissolved as of June 30, 2021. Discussion and analysis of our 2021 fiscal year specifically, as well as the year-over-year comparison of our 2021 financial performance to 2020, are located under Part II, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 7, 2022, which is available on our investor relations website at FlushingBank.com and the SEC's website at sec.gov.

General

        We are a Delaware corporation organized in 1994. The Bank was organized in 1929 as a New York State-chartered mutual savings bank. Today the Bank operates as a full-service New York State commercial bank. The primary business of the Holding Company has been the operation of the Bank. The Bank owned two subsidiaries during 2022: Flushing Service Corporation, and FSB Properties Inc. The Bank also operates an internet branch, which operates under the brands of iGObanking® and BankPurely® (the "Internet Branch"). The Bank's primary regulator is the New York State Department of Financial Services, and its primary federal regulator is the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured to the maximum allowable amount by the FDIC.

        The Holding Company also owns Flushing Financial Capital Trust II, Flushing Financial Capital Trust III, and Flushing Financial Capital Trust IV (the "Trusts"), which are special purpose business trusts formed during 2007 to issue a total of $60.0 million of capital securities, and $1.9 million of common securities (which are the only voting securities). The Holding Company owns 100% of the common securities of the Trusts. The Trusts used the proceeds from the issuance of these securities to purchase junior subordinated debentures from the Holding Company. The Trusts are not included in our consolidated financial statements, as we would not absorb the losses of the Trusts if losses were to occur.

        The following discussion of financial condition and results of operations includes the collective results of the Holding Company and its subsidiaries (collectively, the "Company"), but reflects principally the Bank's activities. Management views the Company as operating as a single unit - a community bank. Therefore, segment information is not provided.

Overview

        Our principal business is attracting retail deposits from the general public and investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans and, to a lesser extent, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (2) construction loans; (3) Small Business Administration ("SBA") loans; (4) mortgage loan surrogates such as mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. We also originate certain other consumer loans including overdraft lines of credit. Our results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets and the cost of our interest-bearing liabilities. Net interest income is the result of our interest rate margin, which is the difference between the average yield earned on interest-earning assets and the average cost of interest-bearing liabilities, adjusted for the difference in the average balance of interest-earning assets as compared to the average balance of interest-bearing liabilities. We also generate non-interest income from loan fees, service charges on deposit accounts, mortgage servicing fees, and other fees, income earned on Bank Owned Life Insurance ("BOLI"), dividends on Federal Home Bank of New York ("FHLB-NY") stock and net gains and losses on sales of securities and loans. Our operating expenses consist principally of employee compensation and benefits, occupancy and equipment costs, other general and administrative expenses and income tax expense. Our results of operations can also be significantly affected by our periodic provision for credit losses and specific provision for losses on real estate owned.

Management Strategy. Our strategy is to continue our focus on being an institution serving consumers, businesses, and governmental units in our local markets. To achieve this objective, we intend to:

- manage cost of funds and continue to improve funding mix;

- add loans with appropriate risk adjusted returns;

- enhance earnings power by improving scalability and efficiency;

- manage credit risk;

- remain well capitalized;

- increase our commitment to the multi-cultural marketplace, with a particular focus on the Asian community;

- attract, retain and develop human capital; and

- manage enterprise-wide risk.

There can be no assurance that we will be able to effectively implement this strategy. Our strategy is subject to change by the Board of Directors.

<u>Manage cost of funds and continue to improve funding mix.</u> We have a relatively stable retail deposit base drawn from our market area through our full-service offices. Although we seek to retain existing deposits and maintain depositor relationships by offering quality service and competitive interest rates to our customers, we also seek to keep deposit growth within reasonable limits and our strategic plan. In order to implement our strategic plan, we have built multi-channel deposit gathering capabilities. In addition to our full-service branches we gather deposits through our Internet Branch and a government banking unit. The Internet Branch currently offers savings accounts, money market accounts, checking accounts, and certificates of deposit. This allows us to compete on a national scale without the geographical constraints of physical locations. At December 31, 2022 and 2021, total deposits at our Internet Branch were $154.6 million and $188.0 million, respectively.

The government banking unit provides banking services to public municipalities, including counties, cities, towns, villages, school districts, libraries, fire districts, and the various courts throughout the New York City metropolitan area. At December 31, 2022 and 2021, total deposits in our government banking unit totaled $1,653.3 million and $1,618.8 million, respectively. Additionally, we have a business banking group which was designed specifically to develop full business relationships thereby bringing in lower-costing checking and money market deposits. At December 31, 2022 and 2021, deposits balances in the business banking group were $386.6 million and $540.4 million, respectively. We also obtain deposits through brokers and the IntraFi Network.

Management intends to balance its goal to maintain competitive interest rates on deposits while seeking to manage its overall cost of funds to finance its strategies. We generally rely on our deposit base as our principal source of funding. During 2022, we realized an increase in due to depositors (excluding escrow accounts) of $103.7 million, as certificates of deposits increased $579.8 million and core deposits decreased $476.1 million.

We continue to focus on obtaining additional deposits from our lending customers and originating additional loans to our deposit customers. Product offerings were expanded and are expected to be further expanded to accommodate perceived customer demands. In addition, specific employees are assigned responsibilities of generating these additional deposits and loans by coordinating efforts between lending and deposit gathering departments.

Management has added loans with appropriate risk adjusted returns. During 2022, gross loans increased by $291.9 million, or 4.4% to $6,925.8 million at December 31, 2022, from $6,633.9 million at December 31, 2021. Multi-family residential and commercial real estate accounted for 37.57% and 27.62%, respectively, of the balances in 2022.

We have emphasized the strategic growth of multi-family residential mortgage loans, non-owner occupied commercial mortgage loans, and floating rate commercial business loans. The commercial business and other loans have increased to 21.97% of the gross loan portfolio as of December 31, 2022 compared to 20.19% at December 31, 2021.

The following table shows loan originations and purchases during 2022, and loan balances as of December 31, 2022.

	Loan Originations and Purchases	Loan Balances December 31, 2022	Percent of Gross Loans
	(Dollars in thousands)		
Multi-family residential	$ 474,409	$ 2,601,384	37.57 %
Commercial real estate	308,455	1,913,040	27.62
One-to-four family — mixed-use property	37,598	554,314	8.00
One-to-four family — residential	25,059	241,246	3.48
Construction	31,592	70,951	1.02
Small Business Administration	3,461	23,275	0.34
Commercial business and Other	641,420	1,521,548	21.97
Total	$ 1,521,994	$ 6,925,758	100.00 %

At December 31, 2022, multi-family residential, commercial business and other loans and commercial real estate loans, totaled 87.2% of our gross loans. We have repositioned our loan growth to reduce credit risk; however, our concentration in these types of loans could require us to increase our provisions for credit losses and to maintain an allowance for credit losses as a percentage of total loans in excess of the allowance currently maintained.

Enhance earnings power by improving scalability and efficiency. We are improving scalability and efficiency by converting our branches to the Universal Banker model with our unique video banker service that gives customers face-to-face video chat access 24 hours daily, seven days per week, at our ATM terminals. The Universal Banker model provides customers with cutting-edge technology, including state-of-the-art ATMs and a higher-quality service experience, all while further reducing overall costs. In 2022, we completed this conversion effort. Nearly 50% of customer transactions were completed at our high powered ATMs.

Manage credit risk. By adherence to our conservative underwriting standards, we have been able to minimize net losses from non-performing loans. We recorded net charge-offs of $1.5 million for the year ended December 31, 2022, compared to net charge-offs of $3.1 million for the year ended December 31, 2021. We seek to minimize losses by adhering to our defined underwriting standards, which among other things generally requires a debt service coverage ratio of at least 125% and loan to value ratio of 75% or less. The average loan to value for the real estate dependent loan portfolio was less than 37% and the average loan to value for non-performing loans collateralized by real estate was 36.0% at December 31, 2022. We seek to maintain our loans in performing status through, among other things, disciplined collection efforts, and consistently monitoring non-performing assets in an effort to return them to performing status. To this end, we review the quality of our loans and report to the Loan Committee of the Board of Directors of the Bank on a monthly basis. We sold seven delinquent loans totaling $6.9 million, 33 delinquent loans totaling $28.6 million, and two delinquent loans totaling $0.6 million during the years ended December 31, 2022, 2021, and 2020, respectively. There can be no assurances that we will continue this strategy in future periods, or if continued, we will be able to find buyers to pay adequate consideration. Non-performing loans totaled $32.4 million and $14.9 million at December 31, 2022 and 2021, respectively. Non-performing assets as a percentage of total assets were 0.63% and 0.19% at December 31, 2022 and 2021, respectively.

Remain well capitalized. The Bank faces several minimum capital requirements imposed by federal regulation. Failure to adhere to these minimums could limit the dividends the Bank is allowed to pay, including the payment of dividends to the Holding Company, and could limit the annual growth of the Bank. Under the Dodd Frank Act, banks with assets greater than $10 billion in total assets are required to complete stress tests, which predict capital levels under certain stress levels. Although, our total assets are currently $8.4 billion, as a best practice, we completed these tests. As of December 31, 2022, under our stress scenarios, we remained well capitalized per current regulations.

Increase Our Commitment to the Multi-Cultural Marketplace, with a Particular Focus on the Asian Community. Our branches are all located in the New York City metropolitan area with particular concentration in the borough of Queens. Queens is characterized with a high level of ethnic diversity. An important element of our strategy is to service multi-ethnic consumers and businesses. We have a particular presence and concentration in Asian communities, including in particular the Chinese and Korean populations. Both groups are noted for high levels of savings, education and entrepreneurship. In order to service these and other important ethnic groups in our market, our staff speaks more than 20 languages. We have an Asian advisory board to help broaden our links to the community by providing guidance and fostering awareness of our active role in the local community. As of December 31, 2022, we had seven branches which have a particular focus on the Asian community, of which five are in the borough of Queens, one is in the borough of Manhattan and one on Long Island, with deposits and loans totaling $1,072.4 million and $800.6 million, respectively, in these locations.

Manage Enterprise-Wide Risk. We identify, measure and attempt to mitigate risks that affect, or have the potential to affect, our business. Due to past economic crises and recent increases in government regulation, we devote significant resources to risk management. We have a seasoned risk officer to provide executive risk leadership, and an enterprise-wide risk management program. Several enterprise risk management analytical products are in use which include key risk indicators. We also have had a chief information security officer even before one was required by NYDFS rulemaking. Our management of enterprise-wide risk enables us to recognize and monitor risks and establish procedures to disseminate the risk information across our organization and to our Board of Directors. The objective is to have a robust and focused risk management process capable of identifying and mitigating emerging threats to the Bank's safety and soundness.

Trends and Contingencies. Our operating results are significantly affected by national, regional and local economic and competitive conditions, including changes in market interest rates, the strength of the local and regional economy, government policies and actions of regulatory authorities. We have remained strategically focused on the origination of multi-family residential mortgages, commercial mortgages and commercial business loans with a full banking relationship. Because of this strategy, we were able to continue to achieve a higher yield on our mortgage portfolio than we would have otherwise experienced.

 Loan originations and purchases were $1,521.9 million, $1,254.0 million, and $1,004.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. While we primarily rely on originating our own loans, we purchased $275.7 million, $262.1 million, and $193.3 million during the years ended December 31, 2022, 2021, and 2020, respectively. We purchase loans when the loans complement our loan portfolio strategy. Loans purchased must meet our underwriting standards when they were originated.

During the three-year period ended December 31, 2022, the allocation of our loan portfolio has remained fairly consistent with a steady increase in non-mortgage loans. The majority of our loans are collateralized by real estate, which comprised 77.7% of our portfolio at December 31, 2022 compared to 78.4% at December 31, 2021 and 78.0% at December 31, 2020, while non-mortgage loans comprised 22.3% of our portfolio at December 31, 2022 compared to 21.6% at December 31, 2021 and 22.0% at December 31, 2020.

Due to depositors increased $103.7 million, $242.8 million, and $1,068.7 million in 2022, 2021, and 2020, respectively. Core deposits decreased $476.1 million in 2022, but increased $434.6 million, and $1,368.2 million in 2021, and 2020, respectively. Certificates of deposit increased $579.8 million during 2022 compared to decreases of $191.8 million during 2021 and $299.5 million in 2020. Brokered deposits represented 13.2%, 9.8%, and 17.5% of total deposits at December 31, 2022, 2021, and 2020, respectively. At December 31, 2022, 2021, and 2020, reciprocal deposits totaled $659.5 million, $763.7 million, and $735.4 million, respectively.

Prevailing interest rates affect the extent to which borrowers repay and refinance loans. In a declining interest rate environment, the number of loan prepayments and loan refinancing tends to increase, as do prepayments of mortgage-backed securities. Call provisions associated with our investments in U.S. government agency and corporate securities may also adversely affect yield in a declining interest rate environment. Such prepayments and calls may adversely affect the yield of our loan portfolio and mortgage-backed and other securities as we reinvest the prepaid funds in a lower interest rate environment. However, we typically receive additional loan fees when existing loans are refinanced, which partially offsets the reduced yield on our loan portfolio resulting from prepayments. In periods of low interest rates, our level of core deposits also may decline if depositors seek higher-yielding instruments or other investments not offered by us, which in turn may increase our cost of funds and decrease our net interest margin to the extent alternative funding sources, are utilized. By contrast, an increasing interest rate environment would tend to extend the average lives of lower yielding fixed rate mortgages and mortgage-backed securities, which could adversely affect net interest income. In addition, depositors tend to open longer term, higher costing certificate of deposit accounts which could adversely affect our net interest income if rates were to subsequently decline. Additionally, adjustable-rate residential mortgage loans and mortgage-backed securities generally contain interim and lifetime caps that limit the amount the interest rate can increase at re-pricing dates.

Net interest income decreased $4.4 million or 1.8% to $243.6 million for the twelve months ended December 31, 2022 from $248.0 million for the prior year, as a 13 basis points decrease in the net interest margin to 3.11% for the twelve months ended December 31, 2022 more than offset the $162.7 million increase in average earning assets. The decrease in the net interest margin for 2022 was primarily due to an increase in our funding costs, partially offset by an increase in the yield of our interest-earning assets. The increase in the yield of our interest earning assets was primarily due to loans being both originated and repriced at higher rates. During 2022, the cost of borrowed funds increased 30 basis points to 2.54% from 2.24% in the comparable prior period while the cost of interest-bearing deposits increased 50 basis points to 0.87% from 0.37% for the prior year. The cost of money market, NOW and certificates of deposits accounts increased 52 basis points, 53 basis points, and 51 basis points, respectively, for the twelve months ended December 31, 2022 from the prior year. The cost of deposits rose as we increased the rates we pay resulting from the Federal Reverse raising rates.

We are unable to predict the direction or timing of future interest rate changes. Approximately 67% of our certificates of deposit accounts and borrowings will reprice or mature during the next year. Also, in an increasing interest rate environment, mortgage loans and mortgage-backed securities may prepay at slower rates than experienced in the past, which could result in a reduction of prepayment penalty income.

Interest Rate Risk

Economic Value of Equity Analysis. The Consolidated Statements of Financial Condition have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in fair value of certain investments due to changes in interest rates. Generally, the fair value of financial investments such as loans and securities fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Company's interest-earning assets which could adversely affect the Company's results of operations if such assets were sold, or, in the case of securities classified as available for sale, decreases in the Company's stockholders' equity, if such securities were retained.

The Company quantifies the net portfolio value should interest rates immediately go up or down 200 basis points, assuming the yield curves of the rate shocks will be parallel to each other. Net portfolio value is defined as the market value of assets net of the market value of liabilities. The market value of assets and liabilities is determined using a discounted cash flow calculation. The net portfolio value ratio is the ratio of the net portfolio value to the market value of assets. The changes in value are measured as percentage changes from the net portfolio value at the base interest rate scenario. The base interest rate scenario assumes interest rates at December 31, 2022 and 2021. Various estimates regarding prepayment assumptions are made at each level of rate shock.

The following table presents the Company's interest rate shock as of December 31, 2022 and 2021:

Change in Interest Rate	Net Portfolio Value		Net Portfolio Value Ratio	
	2022	2021	2022	2021
-200 Basis points [1]	5.69 %	- %	12.51 %	- %
-100 Basis points	3.20	(4.36)	12.47	11.53
Base interest rate	-	-	12.33	12.27
+100 Basis points	(5.80)	(5.41)	11.85	11.86
+200 Basis points	(11.55)	(11.33)	11.35	11.36

(1) For 2021 the -200 basis points scenario was not calculated.

Income Simulation Analysis. The Company manages the mix of interest-earning assets and interest-bearing liabilities on a continuous basis to maximize return and adjust its exposure to interest rate risk. On a quarterly basis, management provides a report for review by the ALCO Investment Committee of the Board of Directors. This report quantifies the potential changes in net interest income and net portfolio value through various interest rate scenarios.

The starting point for the net interest income simulation is an estimate of the next twelve month's net interest income assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at period-end levels. The report quantifies the potential changes in net interest income should interest rates go up or down 100 or 200 basis points (shocked), assuming the yield curves of the rate shocks will be parallel to each other. All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. The base interest rate scenario assumes interest rates at December 31, 2022 and 2021. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. Actual results could differ significantly from these estimates.

The following table presents the Company's interest rate shock compared to Net Interest Income as of December 31, 2022 and 2021:

	Projected Percentage Change In Net Interest Income	
Change in Interest Rate	2022	2021
-200 Basis points [1]	5.73 %	— %
-100 Basis points	3.64	0.41
Base interest rate	-	—
+100 Basis points	(7.31)	(7.49)
+200 Basis points	(14.61)	(15.01)

(1) For 2021 the -200 basis points scenario was not calculated.

Another net interest income simulation assumes that changes in interest rates change gradually in equal increments over the twelve-month period. Prepayment penalty income is excluded from this analysis. Based on these assumptions, net interest income would be reduced by 8.6% from a 200 basis point increase in rates over the next twelve months. Actual results could differ significantly from these estimates.

At December 31, 2022, the Company had a derivative portfolio with a notional value totaling $1.4 billion. This portfolio is designed to provide protection against rising interest rates. See Note 21 ("Derivative Financial Instruments") of the Notes to the Consolidated Financial Statements.

A portion of this portfolio is comprised of forward swaps on certain short-term advances and brokered deposits totaling $871.5 million. At December 31, 2022, $591.5 million of the forward swaps are effective swaps at a weighted average rate of 2.41%. Of this, $295.8 million at an average rate of 2.23% will mature by the end of 2023 and will be replaced by forward starting swaps totaling $230.0 million that become effective at different points through 2023, at an average rate of 0.70%.

The net interest income simulation incorporates the next twelve months (through December 31, 2023) and only a portion of the effective swap maturities and the forward starting swaps are included in this period. Assuming another equal increment ramp of 100 basis points increase in rates in the second year (through December 31, 2024), for a total of 200 basis points over two years, the total derivative portfolio has a 4.7% benefit to net interest income (versus the base case) in the first year and a cumulative benefit of 9.6% by the second year.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amount of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to our Consolidated Statements of Financial Condition and Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields include amortization of fees that are considered adjustments to yields.

	For the year ended December 31,								
	2022			2021			2020		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
				(Dollars in thousands)					
Assets									
Interest-earning assets:									
Mortgage loans, net [1][2]	$ 5,253,104	$ 228,065	4.34 %	$ 5,146,195	$ 217,580	4.23 %	$ 4,798,232	$ 202,722	4.22 %
Other loans, net [1][2]	1,488,486	65,222	4.38	1,498,122	56,751	3.79	1,207,715	45,431	3.76
Total loans, net	6,741,590	293,287	4.35	6,644,317	274,331	4.13	6,005,947	248,153	4.13
Taxable securities:									
Mortgage-backed securities	573,314	9,414	1.64	550,136	8,335	1.52	450,065	8,730	1.94
Other securities	324,112	9,771	3.01	239,208	4,001	1.67	249,533	5,178	2.08
Total taxable securities	897,426	19,185	2.14	789,344	12,336	1.56	699,598	13,908	1.99
Tax-exempt securities: [3]									
Other securities	64,822	2,197	3.39	50,831	2,142	4.21	56,530	2,419	4.28
Total tax-exempt securities	64,822	2,197	3.39	50,831	2,142	4.21	56,530	2,419	4.28
Interest-earning deposits and federal funds sold	131,816	2,418	1.83	188,462	203	0.11	100,723	355	0.35
Total interest-earning assets	7,835,654	317,087	4.05	7,672,954	289,012	3.77	6,862,798	264,835	3.86
Other assets	471,483			470,418			413,224		
Total assets	$ 8,307,137			$ 8,143,372			$ 7,276,022		
Interest-bearing liabilities:									
Deposits:									
Savings accounts	$ 153,605	211	0.14	$ 157,640	255	0.16	$ 176,443	495	0.28
NOW accounts	1,976,238	15,353	0.78	2,165,762	5,453	0.25	1,603,402	9,309	0.58
Money market accounts	2,191,768	19,039	0.87	2,059,431	7,271	0.35	1,561,496	14,368	0.92
Certificate of deposit accounts	1,031,024	12,547	1.22	1,033,187	7,340	0.71	1,167,865	18,096	1.55
Total due to depositors	5,352,635	47,150	0.88	5,416,020	20,319	0.38	4,509,206	42,268	0.94
Mortgagors' escrow accounts	80,021	135	0.17	77,552	5	0.01	70,829	44	0.06
Total interest-bearing deposits	5,432,656	47,285	0.87	5,493,572	20,324	0.37	4,580,035	42,312	0.92
Borrowings	1,012,149	25,725	2.54	905,094	20,269	2.24	1,361,559	26,816	1.97
Total interest-bearing liabilities	6,444,805	73,010	1.13	6,398,666	40,593	0.63	5,941,594	69,128	1.16
Non interest-bearing demand deposits	1,019,090			922,741			583,235		
Other liabilities	170,500			173,019			171,126		
Total liabilities	7,634,395			7,494,426			6,695,955		
Equity	672,742			648,946			580,067		
Total liabilities and equity	$ 8,307,137			$ 8,143,372			$ 7,276,022		
Net interest income / net interest rate spread [4]		$ 244,077	2.92 %		$ 248,419	3.14 %		$ 195,707	2.70 %
Net interest-earning assets / net interest margin [5]	$ 1,390,849		3.11 %	$ 1,274,288		3.24 %	$ 921,204		2.85 %
Ratio of interest-earning assets to interest-bearing liabilities			1.22 X			1.20 X			1.16 X

(1) Average balances include non-accrual loans.

(2) Loan interest income includes loan fee income (which includes net amortization of deferred fees and costs, late charges, and prepayment penalties) of approximately $7.8 million, $10.6 million, and $2.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, it includes net gains (losses) from fair value adjustments in qualifying hedges of $0.8 million, $2.1 million, and $(1.2) million for December 31, 2022, 2021, and 2020.

(3) Interest and yields are calculated on the tax equivalent basis using statutory federal income tax rate of 21% for the years ended December 31, 2022, 2021, and 2020.

(4) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income before the provision for credit losses divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents the impact of changes in interest rates and in the volume of interest-earning assets and interest-bearing liabilities on the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) changes attributable to changes in volume (changes in volume multiplied by the prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by the prior volume) and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Increase (Decrease) in Net Interest Income for the years ended December 31,					
	2022 vs. 2021			2021 vs. 2020		
	Due to			Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
Interest-Earning Assets:						
Mortgage loans, net	$ 4,656	$ 5,829	$ 10,485	$ 14,388	$ 470	$ 14,858
Other loans, net	(365)	8,836	8,471	10,957	363	11,320
Mortgage-backed securities	375	704	1,079	1,715	(2,110)	(395)
Other securities	1,770	4,000	5,770	(204)	(973)	(1,177)
Tax-Exempt securities	520	(465)	55	(238)	(39)	(277)
Interest-earning deposits and federal funds sold	(80)	2,295	2,215	186	(338)	(152)
Total interest-earning assets	6,876	21,199	28,075	26,804	(2,627)	24,177
Interest-Bearing Liabilities:						
Deposits:						
Savings accounts	(7)	(37)	(44)	(48)	(192)	(240)
NOW accounts	(518)	10,418	9,900	2,565	(6,421)	(3,856)
Money market accounts	488	11,280	11,768	3,637	(10,734)	(7,097)
Certificate of deposit accounts	(15)	5,222	5,207	(1,888)	(8,868)	(10,756)
Mortgagors' escrow accounts	—	130	130	3	(42)	(39)
Borrowings	2,559	2,897	5,456	(9,866)	3,319	(6,547)
Total interest-bearing liabilities	2,507	29,910	32,417	(5,597)	(22,938)	(28,535)
Net change in net interest income	$ 4,369	$ (8,711)	$ (4,342)	$ 32,401	$ 20,311	$ 52,712

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income for the twelve months ended December 31, 2022 was $76.9 million, a decrease of $4.8 million, or 5.9%, compared to $81.8 million for the twelve months ended December 31, 2021. Diluted earnings per common share were $2.50 for the twelve months ended December 31, 2022, a decrease of $0.09, or 3.5%, from $2.59 for the twelve months ended December 31, 2021. Return on average equity decreased to 11.44% for the twelve months ended December 31, 2022, from 12.60% for the comparable prior year period. Return on average assets decreased to 0.93% for the twelve months ended December 31, 2022 from 1.00% for the comparable prior year period.

Interest Income. Interest income increased $28.1 million, or 9.7%, to $316.6 million for the year ended December 31, 2022 from $288.6 million for the year ended December 31, 2021. The increase in interest income was primarily due to an increase of $162.7 million in the average balance of interest-earning assets to $7,835.7 million for the year ended December 31, 2022 from $7,673.0 million for the year ended December 31, 2021 and an increase of 28 basis points in the yield of interest-earning assets to 4.05% for the year ended December 31, 2022 from 3.77% for the year ended December 31, 2021. The 28 basis point increase in the yield of interest-earning assets was primarily due to a 22 basis point increase in the yield on loans to 4.35% for the year ended December 31, 2022 from 4.13% in the prior year, an increase in the yield of total securities to 2.22% for the year ended December 31, 2022 from 1.72% for the year ended December 31, 2021 and an increase in the yield on interest-earning deposits and federal funds sold of 172 basis points to 1.83% for the year ended December 31, 2022 from 0.11% in for the comparable prior year period. These rate increases were all driven by the rising interest rate environment experienced in 2022. Excluding prepayment penalty income from loans and securities, net recoveries/(reversals) of interest from non-accrual loans, net gains (losses) from fair value adjustments on qualifying hedges, and purchase accounting adjustments, the yield on total loans, net, increased 25 basis points to 4.20% for the year ended December 31, 2022 from 3.95% for the year ended December 31, 2021.

Interest Expense. Interest expense increased $32.4 million, or 79.9%, to $73.0 million for the year ended December 31, 2022 from $40.6 million for the year ended December 31, 2021. The increase in interest expense was primarily due to an increase of 50 basis points in the average cost of interest-bearing liabilities to 1.13% for the year ended December 31, 2022 from 0.63% for the year ended December 31, 2021. The 50 basis point increase in the cost of interest-bearing liabilities was primarily due to the 50 basis point increase in the yield on interest-bearing deposits to 0.87% for the year ended December 31, 2022 from 0.37% for the year ended December 31, 2021. The increase in the cost of interest-bearing liabilities was primarily due to the Company's response to the Federal Reserve increasing rates. Additionally, the cost of interest-bearing liabilities increased due to a rise of $107.1 million in the average balance of higher costing borrowed funds to $1,012.1 million for the year ended December 31, 2022 from $905.1 million for the comparable prior year period.

Net Interest Income. Net interest income for the year ended December 31, 2022 totaled $243.6 million, a decrease of $4.4 million, or 1.8%, from $248.0 million for the year ended December 31, 2021. The decrease in net interest income was primarily due to a 22 basis point decrease in the net interest spread to 2.92% for the twelve months ended December 31, 2022 from 3.14% for the comparable prior year period. The net interest margin decreased 13 basis points to 3.11% for the year ended December 31, 2022 from 3.24% for the year ended December 31, 2021. Included in net interest income was prepayment penalty and net recovered interest income from loans and securities totaling $6.4 million and $6.7 million for the years ended December 31, 2022 and 2021, respectively, net gains from fair value adjustments on qualifying hedges totaling $0.8 million and $2.1 million for the years ended December 31, 2022 and 2021, respectively, and purchase accounting income adjustments of $2.5 million and $3.0 million for the years ended December 31, 2022 and 2021, respectively. Excluding all of these items, the net interest margin for the year ended December 31, 2022 was 2.99%, a decrease of 9 basis points, from to 3.08% for the year ended December 31, 2021.

Provision (Benefit) for Credit Losses. Provision for credit losses was $5.1 million for the year ended December 31, 2022, compared to a benefit for credit losses of $4.9 million during the prior year. The provision recorded in 2022 was primarily due to loan growth, increased reserves on specific credits, coupled with the ongoing environmental uncertainty resulting from high and rising inflation including increasing interest rates. The benefit recorded in 2021 was primarily due to improving economic conditions. During the twelve months ended December 31, 2022, non-accrual loans increased $17.4 million to $32.4 million from $14.9 million at December 31, 2021. During the twelve months ended December 31, 2022, the Bank recorded net charge-offs totaling $1.5 million compared to $3.1 million recorded in the comparable prior year period. The average loan-to-value ratio for our non-performing assets collateralized by real estate was 52.3% at December 31, 2022. The Bank continues to maintain conservative underwriting standards.

Non-Interest Income. Non-interest income for the twelve months ended December 31, 2022 was $10.0 million, an increase of $6.3 million, or 171.5%, from $3.7 million for the twelve months ended December 31, 2021. Non-interest income increased primarily due to an increase in non-cash net gains from fair value adjustments of $18.7 million and life insurance proceeds of $1.8 million, partially offset by an $11.1 million change in net loss on the sale of securities for the year ended December 31, 2022 compared to the year ended December 31, 2021. During 2022, the Company decided to sell low yielding securities recognizing a loss of $10.9 million and redeploying the proceeds into higher yielding securities.

Non-Interest Expense. Non-interest expense was $143.7 million for the year ended December 31, 2022, a decrease of $3.6 million, or 2.5%, from $147.3 million for the year ended December 31, 2021. The decrease in non-interest expense was primarily due to a $3.9 million decrease in salaries and employee benefits, primarily due to a $1.4 million employee retention tax credit refund and a $2.8 million reduction in expense from benefit plans due to an increase in the discount rate used to calculate the outstanding liability.

Income Tax Provisions. Income tax expense for the year ended December 31, 2022 increased $0.4 million, or 1.5%, to $27.9 million, compared to $27.5 million for the year ended December 31, 2021. The increase was primarily due to an increase in the effective tax rate to 26.6% for the year ended December 31, 2022 from 25.2% in the prior year, partially offset by the $4.4 million decrease in income before income taxes during the same period. The increase in the effective tax rate was primarily due to the Bank's average assets for 2022 exceeding $8.0 billion, resulting in the loss of certain tax deductions.

On August 16, 2022, the Inflation Reduction Act ("IRA") of 2022 was signed into law to implement new tax provisions and provide various incentives and tax credits. The IRA created a 15% corporate alternative minimum tax and an excise tax of 1% on stock repurchases from publicly traded United States corporations, among other changes. As of December 31, 2022, the Company has determined that neither this Act nor changes to income tax laws or regulations in other jurisdictions have a significant impact on income tax expense.

Comparison of Operating Results for the Years Ended December 31, 2021 and 2020 [1]

Liquidity, Regulatory Capital and Capital Resources

Liquidity and Capital Resources. Liquidity is the ability to economically meet current and future financial obligations. The Company's primary objectives in terms of managing liquidity is to maintain the ability to originate and purchase loans, repay borrowings as they mature, satisfy financial obligations that arise in the normal course of business and meet our customer's deposit withdrawal needs. Our primary sources of funds are deposits, borrowings, principal and interest payments on loans, mortgage-backed and other securities, and proceeds from sales of securities and loans. Deposit flows and mortgage prepayments, however, are greatly influenced by general interest rates, economic conditions and competition. The Company has other sources of liquidity, including unsecured overnight lines of credit, brokered deposits and other types of borrowings.

Liquidity management is both a short and long-term function of business management. During 2022, funds were provided by the Company's operating and financing activities, which were used to fund our investing activities. Our most liquid assets are cash and cash equivalents, which include cash and due from banks, overnight interest-earning deposits and federal funds sold with original maturities of 90 days or less. The level of these assets is dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2022, cash and cash equivalents totaled $151.8 million, an increase of $70.0 million from December 31, 2021. We also held marketable securities available for sale with a market value of $735.4 million at December 31, 2022.

At December 31, 2022, the Bank was able to borrow up to $3,800.1 million from the FHLB-NY in Federal Home Loan Bank advances and letters of credit. As of December 31, 2022, the Bank had $1,889.2 million outstanding in combined balances of FHLB-NY advances and letters of credit. At December 31, 2022, the Bank also has unsecured lines of credit with other commercial banks totaling $1,108.0 million, with none outstanding. In addition, the Holding Company has subordinated debentures with a principal balance totaling $190.0 million and junior subordinated debentures with a face amount of $61.9 million and a carrying amount of $50.5 million. (See Note 10 "Borrowed Funds" of Notes to the Consolidated Financial Statements in Item 8 of this Annual Report.) Management believes its available sources of funds are sufficient to fund current operations.

At December 31, 2022, we had commitments to extend credit of $55.1 million and open lines of credit for borrowers of $383.4 million. Since generally all of the loan commitments are expected to be drawn upon, the total loan commitments approximate future cash requirements, whereas the amounts of lines of credit may not be indicative of our future cash requirements. The loan commitments generally expire in 90 days, while construction loan lines of credit mature within 18 months and home equity loan lines of credit mature within 10 years. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. (See Note 17 "Commitment and Contingencies" in Notes to the Consolidated Financial Statements in Item 8 of this Annual Report).

---

(1) – Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 7, 2022, which is available on our investor relations website at www.flushingbank.com and the SEC's website at www.sec.gov

Our total interest expense and non-interest expense in 2022 were $73.0 million and $143.7 million, respectively.

We maintain three postretirement defined benefit plans for our employees: a noncontributory defined benefit pension plan which was frozen as of September 30, 2006, a contributory medical plan, and a noncontributory life insurance plan. The life insurance plan was amended to discontinue providing life insurance benefits to future retirees after January 1, 2010 and the medical plan was frozen to employees hired after January 1, 2011. We also maintain a noncontributory defined benefit plan for certain of our non-employee directors, which was frozen as of January 1, 2004. The employee pension plan is the only plan that we have funded. During 2022, we incurred cash expenditures of $0.1 million for each of the medical and life insurance plans and the non-employee director plan. We did not make a contribution to the employee pension plan in 2022. We expect to pay similar amounts for these plans in 2023. (See Note 13 ("Pension and Other Postretirement Benefit Plan") of Notes to Consolidated Financial Statements in Item 8 of this Annual Report.)

The amounts reported in our financial statements are obtained from reports prepared by independent actuaries and are based on significant assumptions. The most significant assumption is the discount rate used to determine the accumulated postretirement benefit obligation ("APBO") for these plans. The APBO is the present value of projected benefits that employees and retirees have earned to date. The discount rate is a single rate at which the liabilities of the plans are discounted into today's dollars and could be effectively settled or eliminated. The discount rate used is based on the FTSE Pension Discount Curve (formerly the Citigroup Pension Liability Index) and reflects a rate that could be earned on bonds over a similar period that we anticipate the plans' liabilities will be paid. An increase in the discount rate would reduce the APBO, while a reduction in the discount rate would increase the APBO. During the past several years, when interest rates have been at historically low levels, the discount rate used for our plans has declined from 7.25% for 2001 to 4.93% for 2022. This decline in the discount rate has resulted in an increase in our APBO.

The Company's actuaries use several other assumptions that could have a significant impact on our APBO and periodic expense for these plans. These assumptions include, but are not limited to, expected rate of return on plan assets, future increases in medical and life insurance premiums, turnover rates of employees, and life expectancy. The accounting standards for postretirement plans involve mechanisms that serve to limit the volatility of earnings by allowing changes in the value of plan assets and benefit obligations to be amortized over time when actual results differ from the assumptions used, there are changes in the assumptions used, or there are plan amendments. At December 31, 2022, our employee pension plan had an unrecognized loss of $3.9 million. The medical and life insurance plan and non-employee director plan had unrecognized gains of $2.5 million and $1.0 million, respectively.

The change in the discount rate, the pension plan's mortality table and the reduction in medical premiums are the only significant changes made to the assumptions used for these plans for each of the three years ended December 31, 2022. During the years ended December 31, 2022, 2021, and 2020, the actual (loss) return on the employee pension plan assets was approximately (658%), (154%), and 311%, respectively, of the assumed return used to determine the periodic pension expense for that respective year.

The market value of the assets of our employee pension plan is $19.1 million at December 31, 2022, which is $1.9 million more than the projected benefit obligation. We do not anticipate a change in the market value of these assets which would have a significant effect on liquidity, capital resources, or results of operations.

At the time of the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, the Bank was required by its primary regulator to establish a liquidation account which is reduced as and to the extent that eligible account holders reduce their qualifying deposits. Upon completion of the merger, the liquidation account was assumed by the Bank. The balance of the liquidation account at December 31, 2022 was $0.3 million. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay a dividend or to repurchase any of its capital stock if the effect would be to cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account but approval of the NYDFS Superintendent (the "Superintendent") is required if the total of all dividends declared by the Bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid. The Holding Company is subject to the same regulatory restrictions on the declaration of dividends as the Bank.

We have significant obligations that arise in the normal course of business. We finance our assets with deposits and borrowings. We also use borrowings to manage our interest-rate risk. Borrowings with call provisions are included in the period of the next call date. We have the means to refinance these borrowings as they mature or are called through financing arrangements with the FHLB-NY and our ability to arrange repurchase agreements with broker-dealers and the FHLB-NY. (See Note 9 ("Deposits") and Note 10 ("Borrowed Funds") in Notes to Consolidated Financial Statements in Item 8 of this Annual Report. At December 31, 2022, we had borrowings obligations of $1,053.0 million of which $815.5 million represents our current obligations within one year. At December 31, 2022, we had deposit obligations of $6,485.3 million of which $5,818.6 million represents our current obligations within one year.

At December 31, 2022, the Bank had 25 branches, which were all leased. In addition, we lease our executive offices. We currently outsource our data processing, loan servicing and check processing functions. We believe that this is the most cost effective method for obtaining these services. These arrangements are usually volume dependent and have varying terms. The contracts for these services usually include annual increases based on the increase in the consumer price index. At December 31, 2022, we had operating lease and purchasing obligations totaling $70.1 million.

Pension and other postretirement benefits reflects our directors' pension plan and amounts due under our plan for medical and life insurance benefits for retired employees. At December 31, 2022, we had pension and other postretirement benefits obligations totaling $5.4 million.

We currently provide a non-qualified deferred compensation plan for officers who have achieved the designated level and completed one year of service. However, certain officers who have not reached the designated level but were already participants remain eligible to participate in the Plan. In addition to the amounts deferred by the officers, we match 50% of their contributions, generally up to a maximum of 5% of the officer's salary. These plans generally require the deferred balance to be credited with earnings at a rate earned by certain mutual funds. At December 31, 2022, we had deferred compensation plan obligations of $25.8 million. This expense is provided in the Consolidated Statements of Income, and the liability has been provided in the Consolidated Statements of Financial Condition.

Regulatory Capital Position. Under applicable regulatory capital regulations, the Bank and the Company are required to comply with each of four separate capital adequacy standards: leverage capital, common equity Tier I risk-based capital, Tier I risk-based capital and total risk-based capital. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's quarterly FDIC deposit insurance premium assessments, to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. At December 31, 2022 and 2021, the Bank and the Company exceeded each of their four regulatory capital requirements. (See Note 15 ("Regulatory Capital") of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.)

Critical Accounting Estimates

The preparation of our consolidated financial statement in accordance with generally accepted accounting principles in the United States requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ materially from these estimates and changes in assumptions could have a significant effect on the consolidated financial statements. Our critical accounting policies that require us to make significant judgments or estimates are described below. For more information on these critical accounting policies and other significant accounting policies, see the Note titled "Summary of Significant Accounting Policies – Use of Estimates" in the Notes to the Consolidated Financial Statements.

The Company's accounting policies are integral to understanding the results of operations and statement of financial condition. These policies are described in the Notes to Consolidated Financial Statements. Several of these policies require management's judgment to determine the value of the Company's assets and liabilities. The Company has established detailed written policies and control procedures to ensure consistent application of these policies. The Company has identified four accounting policies that require significant management valuation judgment: the allowance for credit losses, fair value of financial instruments, goodwill impairment and income taxes.

Allowance for Credit Losses. An allowance for credit losses ("ACL") is provided to absorb probable estimated losses inherent in the loan portfolio. Management reviews the adequacy of the ACL by reviewing individual loans when it has disparate risk characteristics from the rest of the loan portfolio. These loans include non-accrual and troubled debt restructured ("TDR") loans, while the remainder of the portfolio is grouped by categories with similar risk characteristics. The amount of the ACL is based upon a loss rate model that considers multiple factors which reflects management's assessment of the credit quality of the loan portfolio. Management estimates the allowance balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The factors are both quantitative and qualitative in nature including, but not limited to, historical losses, economic conditions, trends in delinquencies, value and adequacy of underlying collateral, volume and portfolio mix, and internal loan processes Judgment is required to determine how many years of historical loss experience are to be included when reviewing historical loss experience. A full credit cycle must be used, or loss estimates may be inaccurate. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The quantitative allowance is calculated using a number of inputs and assumptions. The process and guidelines were developed using, among other factors, the guidance from federal banking regulatory agencies and GAAP. The results of this process, support management's assessment as to the adequacy of the ACL at each balance sheet date.

In determining the allowance for credit losses, assumptions are input for economic forecasts, baseline loss rates, prepayment rates, utilization rates for off-balance sheet commitments, and forecast and reversion periods. The allowance for credit losses is estimated utilizing internal and external data, information derived from historical events, current conditions, and economic forecasts. Historically observed credit loss experience adjusted for prepayment and macro-economic variables, provide the basis for the estimation of quantitatively modeled expected credit losses.

The Company includes quantitative factors in the allowance model which include (1) amortized costs, (2) collective and individual loan evaluations, (3) contractual terms, (4) prepayments, (5) basis for credit loss estimates, (6) recoveries, (7) reasonable and supportable forecast assumptions, and (8) off balance sheet commitments.

Notwithstanding the judgment required in assessing the components of the ACL, the Company believes that the ACL is adequate to cover losses inherent in the loan portfolio. The policy has been applied on a consistent basis for all periods presented in the Consolidated Financial Statements. See Notes 2 ("Summary of Significant Accounting Policies") and 4 ("Loans and Allowance for Credit Losses") of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

Fair Value of Financial Instruments. The Company carries certain financial assets and financial liabilities at fair value under the fair value option. Fair value is considered the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The securities portfolio also consists of mortgage-backed and other securities for which the fair value election was not selected. These securities are classified as available for sale or held-to-maturity. Securities classified as available for sale are carried at fair value in the Consolidated Statements of Financial Condition, with changes in fair value recorded in accumulated other comprehensive loss. Securities held-to-maturity are carried at their amortized cost in the Consolidated Statements of Financial Condition.

Financial assets and financial liabilities reported at fair value are required to be measured based on the following alternatives: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). Judgment is required in selecting the appropriate level to be used to determine fair value. The majority of financial assets and financial liabilities for which the fair value election was made, and the majority of investments classified as available for sale and held-to-maturity, were measured using Level 2 inputs, which require judgment to determine the fair value. The trust preferred securities held in the investment portfolio, and the Company's junior subordinated debentures, were measured using Level 3 inputs due to the inactive market for these securities. The significant unobservable inputs used in the fair value measurement of the Company's trust preferred securities and junior subordinated debentures valued under Level 3 at December 31, 2022 and 2021, are the effective yields used in the cash flow models. Significant increases or decreases in the effective yield in isolation would results in a significantly lower or higher fair value measurement. See Notes 2 ("Summary of Significant Accounting Policies"), 7 ("Securities") and 20 ("Fair Value of Financial Instruments") of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

Goodwill Impairment. Goodwill is presumed to have an indefinite life and is tested for impairment, rather than amortized, on at least an annual basis. For the purpose of goodwill impairment testing, management has concluded that

Company has one reporting unit. If the fair value of the reporting unit exceeds its carrying amount, there is no impairment of goodwill.

Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, when available. Other acceptable valuation methods include an asset approach, which determines a fair value based upon the value of assets net of liabilities, an income approach, which determines fair value using one or more methods that convert anticipated economic benefits into a present single amount, and a market approach, which determines a fair value based on the similar businesses that have been sold.

As described above, fair value of our reporting unit is derived using a combination of an asset approach, an income approach and a market approach. These valuation techniques consider several other factors beyond our market capitalization, such as the estimated future cash flows of our reporting unit, the discount rate used to present value such cash flows and the market multiples of comparable companies. Changes to input assumptions used in the analysis could result in materially different evaluations of goodwill impairment. See Notes 2 ("Summary of Significant Accounting Policies") of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

Income Taxes. The Company estimates its income taxes payable based on the amounts it expects to owe to the various taxing authorizes (i.e., federal, state and local). In estimating income taxes, management assesses the relative merits and risks of the tax treatment of transactions, taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. Management also relies on tax opinions, recent audits, and historical experience.

The Company also recognizes deferred tax assets and liabilities for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is required for deferred tax assets that the Company estimates are more likely than not to be unrealizable, based on evidence available at the time the estimate is made. These estimates can be affected by changes to tax laws, statutory tax rates, and future income levels. See Notes 2 ("Summary of Significant Accounting Policies") and 11 ("Income Taxes") of Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

This information is contained in the section captioned "Interest Rate Risk" under Item. 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Notes 20 ("Fair Value of Financial Instruments") and 21 ("Derivative Financial Instruments") of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report.

Item 8. Financial Statements and Supplementary Data.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	December 31, 2022	December 31, 2021
	(Dollars in thousands, except per share data)	
Assets		
Cash and due from banks	$ 151,754	$ 81,723
Securities held-to-maturity:		
Mortgage-backed securities (including assets pledged of $4,550 and $5,643 at December 31, 2022 and 2021, respectively; fair value of $6,989 and $8,667 at December 31, 2022 and 2021, respectively)	7,875	7,894
Other securities, net of allowance of $1,100 and $862 at December 31, 2022 and 2021 respectively; (none pledged; fair value of $55,561 and $53,362 at December 31, 2022 and 2021, respectively)	65,836	49,974
Securities available for sale, at fair value:		
Mortgage-backed securities (including assets pledged of $172,235 and $212,388 at December 31, 2022 and 2021, respectively; $295 and $388 at fair value pursuant to the fair value option at December 31, 2022 and 2021, respectively)	384,283	572,184
Other securities (none pledged; $12,728 and $14,180 at fair value pursuant to the fair value option at December 31, 2022 and 2021, respectively)	351,074	205,052
Loans, net of fees and costs	6,934,769	6,638,105
Less: Allowance for credit losses	(40,442)	(37,135)
Net loans	6,894,327	6,600,970
Interest and dividends receivable	45,048	38,698
Bank premises and equipment, net	21,750	23,338
Federal Home Loan Bank of New York stock, at cost	45,842	35,937
Bank owned life insurance	213,131	210,754
Goodwill	17,636	17,636
Core deposit intangibles	2,017	2,562
Right of use asset	43,289	50,200
Other assets	179,084	148,989
Total assets	$ 8,422,946	$ 8,045,911
Liabilities		
Due to depositors:		
Non-interest bearing	$ 921,238	$ 967,621
Interest-bearing	5,515,945	5,365,911
Total Due to depositors	6,437,183	6,333,532
Mortgagors' escrow deposits	48,159	51,913
Borrowed funds:		
Federal Home Loan Bank advances and other borrowings	815,501	636,187
Subordinated debentures	186,965	122,885
Junior subordinated debentures, at fair value	50,507	56,472
Total borrowed funds	1,052,973	815,544
Operating lease liability	46,125	54,155
Other liabilities	161,349	111,139
Total liabilities	7,745,789	7,366,283
Commitments and contingencies (Note 17)		
Stockholders' Equity		
Preferred stock ($0.01 par value; 5,000,000 shares authorized; none issued)	—	—
Common stock ($0.01 par value; 100,000,000 shares authorized; 34,087,623 shares issued at both December 31, 2022 and 2021; 29,476,391 shares and 30,526,353 shares outstanding at December 31, 2022 and 2021, respectively)	341	341
Additional paid-in capital	264,332	263,375
Treasury stock, at average cost (4,611,232 shares and 3,561,270 shares at December 31, 2022 and 2021, respectively)	(98,535)	(75,293)
Retained earnings	547,507	497,889
Accumulated other comprehensive loss, net of taxes	(36,488)	(6,684)
Total stockholders' equity	677,157	679,628
Total liabilities and stockholders' equity	$ 8,422,946	$ 8,045,911

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income

	For the years ended December 31,					
		2022		2021		2020
		(In thousands, except per share data)				
Interest and dividend income						
Interest and fees on loans	$	293,287	$	274,331	$	248,153
Interest and dividends on securities:						
Interest		20,861		13,999		15,776
Dividends		60		29		43
Other interest income		2,418		203		355
Total interest and dividend income		316,626		288,562		264,327
Interest expense						
Deposits		47,285		20,324		42,312
Other interest expense		25,725		20,269		26,816
Total interest expense		73,010		40,593		69,128
Net interest income		243,616		247,969		195,199
Provision (benefit) for credit losses		5,081		(4,944)		23,129
Net interest income after provision (benefit) for credit losses		238,535		252,913		172,070
Non-interest income						
Banking services fee income		5,122		5,965		4,500
Net gain on sale of loans		119		335		48
Net gain on disposition of assets		104		621		—
Net (loss) gain on sale of securities		(10,948)		113		(701)
Net gain (loss) from fair value adjustments		5,728		(12,995)		(2,142)
Federal Home Loan Bank of New York stock dividends		2,000		2,097		3,453
Life insurance proceeds		1,822		—		659
Bank owned life insurance		4,487		4,044		3,814
Other income		1,575		3,507		1,412
Total non-interest income		10,009		3,687		11,043
Non-interest expense						
Salaries and employee benefits		84,374		88,310		74,228
Occupancy and equipment		14,606		14,002		12,134
Professional services		9,207		7,439		9,374
FDIC deposit insurance		2,258		2,951		2,676
Data processing		5,595		7,044		8,586
Depreciation and amortization of bank premises and equipment		5,930		6,425		6,212
Other real estate owned / foreclosure expense		294		323		216
Net loss from sales of real estate owned		—		—		36
Prepayment penalty on borrowings		—		—		7,834
Other operating expenses		21,428		20,828		16,635
Total non-interest expense		143,692		147,322		137,931
Income before income taxes		104,852		109,278		45,182
Provision for income taxes						
Federal		17,569		20,078		9,188
State and local		10,338		7,407		1,320
Total provision for income taxes		27,907		27,485		10,508
Net income	$	76,945	$	81,793	$	34,674
Basic earnings per common share	$	2.50	$	2.59	$	1.18
Diluted earnings per common share	$	2.50	$	2.59	$	1.18

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	For the years ended December 31,					
	2022		2021		2020	
	(in thousands)					
Net income	$	76,945	$	81,793	$	34,674
Other comprehensive income (loss), net of tax:						
Amortization of actuarial (gain) losses, net of taxes of $7, ($159) and ($120) for the years ended December 31, 2022, 2021 and 2020, respectively		(17)		341		270
Amortization of prior service credits, net of taxes of $8, $27 and $26 for the years ended December 31, 2022, 2021 and 2020, respectively		(19)		(58)		(59)
Unrecognized actuarial gains (losses), net of taxes of ($487), ($109) and $484 for the years ended December 31, 2022, 2021 and 2020, respectively		1,043		319		(1,112)
Change in net unrealized (losses) gains on securities available for sale, net of taxes of $28,900, $3,455 and ($2,169) for the years ended December 31, 2022, 2021 and 2020, respectively		(64,381)		(7,484)		4,787
Reclassification adjustment for net losses (gains) included in net income, net of taxes of ($3,401), $35 and ($216) for the years ended December 31, 2022, 2021 and 2020, respectively		7,547		(78)		485
Net unrealized (loss) gain on cash flow hedges, net of taxes of ($12,081), ($7,126) and $5,177 for the years ended December 31, 2022, 2021 and 2020, respectively		26,786		16,115		(11,658)
Change in fair value of liabilities related to instrument-specific credit risk, net of taxes of $386, ($237) and ($367) for the years ended December 31, 2022, 2021 and 2020, respectively		(763)		427		828
Total other comprehensive (loss) income, net of tax		(29,804)		9,582		(6,459)
Comprehensive net income	$	47,141	$	91,375	$	28,215

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

	Total	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss
			(Dollars in thousands, except per share data)			
Balance at December 31, 2019	$ 579,672	$ 315	$ 226,691	$ (71,487)	$ 433,960	$ (9,807)
Adoption of ASC 326- Credit Losses	(875)	—	—	—	(875)	—
Net income	34,674	—	—	—	34,674	—
Shares issued in acquisition of Empire Bancorp, Inc. (2,557,028 shares)	32,705	26	32,679	—	—	—
Award of shares released from Employee Benefit Trust (145,447 shares)	1,520	—	1,520	—	—	—
Vesting of restricted stock unit awards (281,636 shares)	—	—	(5,807)	5,964	(157)	—
Stock-based compensation expense	6,450	—	6,450	—	—	—
Purchase of treasury shares (142,405 shares)	(2,342)	—	—	(2,342)	—	—
Repurchase of shares to satisfy tax obligation (77,611 shares)	(1,535)	—	—	(1,535)	—	—
Dividends on common stock ($0.84 per share)	(24,813)	—	—	—	(24,813)	—
Other comprehensive loss, net of tax	(6,459)	—	—	—	—	(6,459)
Balance at December 31, 2020	$ 618,997	$ 341	$ 261,533	$ (69,400)	$ 442,789	$ (16,266)
Net income	81,793	—	—	—	81,793	—
Award of shares released from Employee Benefit Trust (22,936 shares)	321	—	321	—	—	—
Vesting of restricted stock unit awards (261,628 shares)	—	—	(5,308)	5,477	(169)	—
Stock-based compensation expense	6,829	—	6,829	—	—	—
Purchase of treasury shares (436,619 shares)	(9,988)	—	—	(9,988)	—	—
Repurchase of shares to satisfy tax obligation (74,510 shares)	(1,382)	—	—	(1,382)	—	—
Dividends on common stock ($0.84 per share)	(26,524)	—	—	—	(26,524)	—
Other comprehensive income, net of tax	9,582	—	—	—	—	9,582
Balance at December 31, 2021	$ 679,628	$ 341	$ 263,375	$ (75,293)	$ 497,889	$ (6,684)
Net Income	76,945	—	—	—	76,945	—
Award of shares released from Employee Benefit Trust (17,964 shares)	287	—	287	—	—	—
Vesting of restricted stock unit awards (303,636 shares)	—	—	(6,137)	6,433	(296)	—
Stock-based compensation expense	6,807	—	6,807	—	—	—
Purchase of treasury shares (1,253,725 shares)	(27,246)	—	—	(27,246)	—	—
Repurchase of shares to satisfy tax obligation (99,873 shares)	(2,429)	—	—	(2,429)	—	—
Dividends on common stock ($0.88 per share)	(27,031)	—	—	—	(27,031)	—
Other comprehensive loss, net of tax	(29,804)	—	—	—	—	(29,804)
Balance at December 31, 2022	$ 677,157	$ 341	$ 264,332	$ (98,535)	$ 547,507	$ (36,488)

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Operating Activities			
Net income	$ 76,945	$ 81,793	$ 34,674
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (benefit) for credit losses	5,081	(4,944)	23,129
Depreciation and amortization of premises and equipment	5,930	6,425	6,212
Net gain on sales of loans	(119)	(335)	(48)
Net amortization (accretion) of premiums and discounts	1,139	(987)	6,446
Net gain from disposition of assets	(104)	(621)	—
Net loss on sales of OREO	—	—	36
Net loss (gain) from sale of securities	10,948	(113)	701
Deferred income tax provision (benefit)	144	(1,725)	(4,637)
Net (gain) loss from fair value adjustments	(5,728)	12,995	2,142
Net (gain) loss from fair value adjustments of qualifying hedges	(775)	(2,079)	1,185
Gain from life insurance proceeds	(1,822)	—	(659)
Income from bank owned life insurance	(4,487)	(4,044)	(3,814)
Stock-based compensation expense	6,807	6,829	6,450
Deferred compensation	(5,365)	(4,002)	(4,403)
Amortization of core deposit intangibles	545	610	108
Decrease in other assets	11,775	563	2,605
(Decrease) increase in other liabilities	(15,159)	(1,767)	1,151
Net cash provided by operating activities	85,755	88,598	71,278
Investing Activities			
Purchases of premises and equipment	(4,342)	(3,680)	(2,512)
Net (purchases) redemptions of Federal Home Loan Bank-NY shares	(9,905)	7,502	14,617
Purchases of securities held-to-maturity	(16,475)	—	—
Proceeds from prepayments of securities held-to-maturity	387	—	603
Proceeds from calls of securities held-to-maturity	—	—	180
Purchases of securities available for sale	(224,940)	(538,350)	(217,405)
Proceeds from sales and calls of securities available for sale	73,276	64,613	232,970
Proceeds from maturities and prepayments of securities available for sale	96,861	330,701	271,533
Purchases of bank owned life insurance	—	(25,000)	—
Proceeds from life insurance	3,945	—	2,477
Change in cash collateral	66,345	—	—
Net (originations) and repayments of loans	(93,262)	290,890	(55,276)
Purchases of loans	(275,701)	(262,091)	(193,289)
Proceeds from sale of OREO, net	—	—	203
Proceeds from sale of loans	31,993	28,632	7,493
Cash used in acquisition of Empire Bancorp, Inc.	—	—	(54,836)
Cash provided by acquisition of Empire Bancorp, Inc.	—	—	86,340
Net cash (used in) provided by investing activities	(351,818)	(106,783)	93,098

Continued

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Financing Activities			
Net (decrease) increase in non-interest bearing deposits	$ (46,383)	$ 188,949	$ 174,104
Net increase in interest-bearing deposits	200,019	3,974	39,591
Net (decrease) increase in mortgagors' escrow deposits	(3,754)	6,291	(5,159)
Net proceeds from short-term borrowed funds	235,000	—	
Proceeds from long-term borrowing	63,603	122,843	215,378
Repayment of long-term borrowings	(55,685)	(341,643)	(451,999)
Purchase of treasury shares and repurchase of shares to satisfy tax obligations	(29,675)	(11,370)	(3,877)
Cash dividends paid	(27,031)	(26,524)	(24,813)
Net cash provided by (used in) financing activities	336,094	(57,480)	(56,775)
Net increase (decrease) in cash and cash equivalents, and restricted cash	70,031	(75,665)	107,601
Cash, cash equivalents, and restricted cash, beginning of period	81,723	157,388	49,787
Cash, cash equivalents, and restricted cash, end of period	$ 151,754	$ 81,723	$ 157,388
Supplemental Cash Flow Disclosure			
Interest paid	$ 63,680	$ 40,564	$ 71,380
Income taxes paid	32,411	28,225	17,919
Taxes paid if excess tax benefits on stock-based compensation were not tax deductible	33,031	27,889	17,764

Continued

The accompanying notes are an integral part of these consolidated financial statements.

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

Acquisition of Empire Bancorp, Inc. non-cash activities

	For the year ended December 31, 2020
	(In thousands)
Assets acquired:	
Securities available for sale	$ 159,369
Net loans	669,682
Interest and dividends receivable	5,394
Bank premises and equipment, net	3,203
Federal Home Loan Bank of New York stock, at cost	1,135
Bank owned life insurance	21,992
Core deposit Intangibles	3,280
Right of Use Asset	9,993
Other assets	22,300
	896,348
Liabilities assumed:	
Due to depositors:	
Non-interest bearing	169,496
Interest-bearing	685,393
Mortgagors' escrow deposits	6,406
Borrowed funds	21,215
Operating lease liability	11,039
Other liabilities	3,108
	896,657
Goodwill recorded	$ 1,509
Common stock issued	$ 32,705

FLUSHING FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020

1. Nature of Operations

Flushing Financial Corporation (the "Holding Company"), a Delaware business corporation, is the bank holding company of its wholly-owned subsidiary Flushing Bank (the "Bank"). The Holding Company and its direct and indirect wholly-owned subsidiaries, including the Bank, Flushing Service Corporation ("FSC"), FSB Properties Inc. ("Properties"), and Flushing Preferred Funding Corporation ("FPFC"), which was dissolved as of June 30, 2021, and are collectively herein referred to as the "Company."

The Company's principal business is attracting deposits from public entities and the general public, while investing those deposits together with funds generated from ongoing operations and borrowings, primarily in (1) originations and purchases of multi-family residential properties, commercial business loans, commercial real estate mortgage loans and, to a lesser extent, one-to-four family (focusing on mixed-use properties, which are properties that contain both residential dwelling units and commercial units); (2) construction loans, primarily for residential properties; (3) Small Business Administration ("SBA") loans and other small business loans; (4) mortgage loan surrogates such as mortgage-backed securities; and (5) U.S. government securities, corporate fixed-income securities and other marketable securities. The Bank also originates certain other consumer loans including overdraft lines of credit. The Bank primarily conducts its business through twenty-five full-service banking offices, ten of which are located in Queens County, four in Nassau County, three in Suffolk County, five in Kings County (Brooklyn), and three in New York County (Manhattan), New York. The Bank also operates an internet branch, which operates under the brands of iGObanking® and BankPurely® (the "Internet Branch"), offering checking, savings, money market and certificates of deposit accounts.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company follow accounting principles generally accepted in the United States of America ("GAAP") and general practices within the banking industry. The policies which materially affect the determination of the Company's financial position, results of operations and cash flows are summarized below.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Holding Company and the following direct and indirect wholly-owned subsidiaries of the Holding Company: the Bank, FPFC, FSC, and Properties. FPFC, which was dissolved as of June 30, 2021, was a real estate investment trust formed to hold a portion of the Bank's mortgage loans to facilitate access to capital markets. FSC was formed to market insurance products and mutual funds. Properties is currently used to hold title to real estate owned acquired via foreclosure. Amounts held in a rabbi trust for certain non-qualified deferred compensation plans are included in the consolidated financial statements. All intercompany transactions and accounts are eliminated in consolidation.

The Holding Company also owns Flushing Financial Capital Trust II, Flushing Financial Capital Trust III, and Flushing Financial Capital Trust IV (the "Trusts"), which are special purpose business trusts formed to issue a total of $60.0 million of capital securities and $1.9 million of common securities (which are the only voting securities). The Holding Company owns 100% of the common securities of the Trusts. The Trusts used the proceeds from the issuance of these securities to purchase junior subordinated debentures from the Holding Company. The Trusts are not included in our consolidated financial statements as we would not absorb the losses of the Trusts if losses were to occur. See Note 10, "Borrowed Funds," for additional information regarding these trusts.

When necessary, certain reclassifications were made to prior-year amounts to conform to the current-year presentation. Such reclassifications had no effect on prior period net income or shareholders' equity.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Estimates that are particularly susceptible to change in the near term are used in connection with the determination of the allowance for credit losses, the evaluation of goodwill for impairment, the review of the need for a valuation allowance of the Company's deferred tax assets and the fair value of financial instruments.

Cash and Cash Equivalents:

For the purpose of reporting cash flows, the Company defines cash and due from banks, overnight interest-earning deposits and federal funds sold with original maturities of 90 days or less as cash and cash equivalents. Included in cash and cash equivalents at December 31, 2022 and 2021, were $121.9 million and $51.7 million, respectively, in interest-earning deposits in other financial institutions, primarily comprised of restricted cash held as collateral for interest rate swaps and funds due from the Federal Reserve Bank of New York and the Federal Home Loan Bank of New York ("FHLB-NY"). The restricted cash totaled $67.0 million and $21.5 million at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, cash (including restricted cash) held in excess of Federal Deposit Insurance Corporation ("FDIC") deposit insurance limits at other commercial banks totaled $73.9 million, and $27.8 million, respectively.

Securities:

Securities are classified as held-to-maturity when management intends to hold the securities until maturity. Held-to-maturity securities are stated at amortized cost, adjusted for unamortized purchase premiums and discounts and an allowance for credit losses. Securities are classified as available for sale when management intends to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Unrealized gains and losses on securities available for sale are excluded from earnings and reported as part of accumulated other comprehensive loss, net of taxes. Premiums and discounts are amortized or accreted, respectively, using the level-yield method. Realized gains and losses on the sales of securities are determined using the specific identification method.

The Company's estimate of expected credit losses for held-to-maturity debt securities is based on historical information, current conditions and a reasonable and supportable forecast. At December 31, 2022 the Company's portfolio is made up of four securities: two which are structured similar to a commercial owner occupied loan, and modeled for credit losses similar to commercial business loans secured by real estate; the third is under forbearance and is individually evaluated for allowance for credit loss; and the fourth issued and guaranteed by Fannie Mae, which is a government sponsored enterprise that has a credit rating and perceived credit risk comparable to the U.S. government. Accordingly, the Company assumes a zero loss expectation from the Fannie Mae security. At December 31, 2021, the Company's portfolio was made up of three securities: one which is structured similar to a commercial owner occupied loan, and modeled for credit losses similar to commercial business loans secured by real estate; the second is under forbearance and is individually evaluated for allowance for credit loss; and the third issued and guaranteed by Fannie Mae, which is a government sponsored enterprise that has a credit rating and perceived credit risk comparable to the U.S. government. Accordingly, the Company assumes a zero loss expectation from the Fannie Mae security.

The Company reviewed each available for sale debt security that had an unrealized loss at December 31, 2022 and December 31, 2021. The Company does not have the intent to sell these securities and it is more likely than not the Company will not be required to sell the securities before recovery of the securities' amortized cost basis. If the Company evaluates any decline in the fair value is due to credit loss factors and this valuation indicates that a credit loss exists, then the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis.

The Company recorded tax exempt interest income totaling $1.7 million during both years ended December 31, 2022 and 2021, and $1.9 million for the year ended December 31, 2020.

Goodwill:

Goodwill represents the excess purchase price over the value assigned to tangible and identifiable intangible assets, and liabilities assumed of business acquired. Goodwill is presumed to have an indefinite life and is tested annually for impairment, or more frequently when certain conditions are met. If the fair value of the reporting unit is greater than the carrying value, no further evaluation is required. If the fair value of the reporting unit is less than the carrying value, further evaluation would be required to compare the fair value of the reporting unit to the carrying value and determine if impairment is required.

Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, when available. Other acceptable valuation methods include an asset approach, which determines a fair value based upon the value of assets net of liabilities, an income approach, which determines fair value using one or more methods that convert anticipated economic benefits into a present single amount, and a market approach, which determines a fair value based on the similar businesses that have been sold.

At December 31, 2022, the net book value of our reporting unit exceeded market capitalization, however the fair value of our reporting unit is not driven solely by the market price of our stock. As described above, fair value of our reporting unit is derived using a combination of an asset approach, an income approach and a market approach. These valuation techniques consider several other factors beyond our market capitalization, such as the estimated future cash flows of our reporting unit, the discount rate used to present value such cash flows and the market multiples of comparable companies. Changes to input assumptions used in the analysis could result in materially different evaluations of goodwill impairment. We qualitatively assess whether the carrying value of our reporting unit exceeds fair value. If this qualitative assessment determines that it is more likely than not that the carrying value exceeds fair value, further qualitative evaluation for impairment would be required to compare the fair value of the reporting unit to the carrying value and determine if impairment is required.

In performing the goodwill impairment testing, the Company has identified a single reporting unit. The Company performed the quantitative assessment in reviewing the carrying value of goodwill as of December 31, 2022 and 2020, and the qualitative assessment as of December 31, 2021, concluding that there was no goodwill impairment in any period. At December 31, 2022 and 2021, the carrying amount of goodwill totaled $17.6 million at each period. The identification of additional reporting units, the use of other valuation techniques and/or changes to input assumptions used in the analysis could result in materially different evaluations of goodwill impairment.

Loans:

Loans are reported at their outstanding principal balance net of any unearned income, charge-offs, deferred loan fees and costs on originated loans and unamortized premiums or discounts on purchased loans. Loan fees and certain loan origination costs are deferred. Net loan origination costs and premiums or discounts on loans purchased are amortized into interest income over the contractual life of the loans using the level-yield method. Prepayment penalties received on loans which pay in full prior to their scheduled maturity are included in interest income in the period they are collected.

Interest on loans is recognized on the accrual basis. Accrued interest receivable totaled $34.5 million and $35.8 million at December 31, 2022 and 2021, respectively and was reported in "Interest and dividends receivable" on the Consolidated Statements of Financial Condition. The accrual of income on loans is generally discontinued when certain factors, such as contractual delinquency of 90 days or more, indicate reasonable doubt as to the timely collectability of such income. Uncollected interest previously recognized on non-accrual loans is reversed from interest income at the time the loan is placed on non-accrual status. A non-accrual loan can be returned to accrual status when contractual delinquency returns to less than 90 days delinquent. Payments received on non-accrual loans that do not bring the loan to less than 90 days delinquent are recorded on a cash basis. Payments can also be applied first as a reduction of principal until all principal is recovered and then subsequently to interest, if in management's opinion, it is evident that recovery of all principal due is likely to occur.

The Company recognizes a loan as non-performing when the borrower has demonstrated the inability to bring the loan current, or due to other circumstances which, in management's opinion, indicate the borrower will be unable to bring the loan current within a reasonable time. All loans classified as non-performing, which includes all loans past due 90 days or more, are classified as non-accrual unless the loan is well secured and there is, in our opinion, compelling evidence the borrower will bring the loan current in the immediate future. Prior to a real estate secured loan becoming 90 days delinquent, an updated appraisal is ordered and/or an internal evaluation is prepared.

The Company may purchase loans to supplement originations. Loan purchases are evaluated at the time of purchase to determine the appropriate accounting treatment. Performing loans purchased at a premium/discount are recorded at the purchase price with the premium/discount being amortized/accreted into interest income over the life of the loan. All loans purchased during the years ended December 31, 2022 and 2021 were performing loans that did not display credit deterioration from origination at the time of purchase and therefore were not considered impaired when purchased. The Company purchased loans totaling $275.7 million, $262.1 million, and $193.3 million during the years ended December 31, 2022, 2021, and 2020. The Company has implemented a strategy of selling certain delinquent and non-performing loans. Once the Company has decided to sell a loan, the sale usually closes in a short period of time, generally within the same quarter. Loans designated held for sale are reclassified from loans held for investment to loans held for sale. At the time of transfer, loans are written down to their fair value by recording a charge-off to the allowance for credit losses. Terms of sale include cash due upon the closing of the sale, no contingencies or recourse to the Company and servicing is released to the buyer. Additionally, at times the Company may sell participating interests in performing loans. The Company sold loans with proceeds totaling $32.0 million, $28.6 million, and $7.5 million during the years ended December 31, 2022, 2021, and 2020.

Allowance for Credit Losses:

The Allowance for credit losses ("ACL") is an estimate that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial assets. Loans are charged off against that ACL when management believes that a loan balance is uncollectable based on quarterly analysis of credit risk.

The amount of the ACL is based upon a loss rate model that considers multiple factors which reflects management's assessment of the credit quality of the loan portfolio. Management estimates the allowance balance using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The factors are both quantitative and qualitative in nature including, but not limited to, historical losses, economic conditions, trends in delinquencies, value and adequacy of underlying collateral, volume and portfolio mix, and internal loan processes.

The quantitative allowance is calculated using a number of inputs and assumptions. The results of this process, support management's assessment as to the adequacy of the ACL at each balance sheet date.

The process for calculating the allowance for credit losses begins with our historical losses by portfolio segment. The losses are then incorporated into reasonable and supportable forecast to develop the quantitative component of the allowance for credit losses.

The Bank has established an Asset Classification Committee which carefully evaluates loans which are past due 90 days and/or are classified. The Asset Classification Committee thoroughly assesses the condition and circumstances surrounding each loan meeting the criteria. The Bank also has a Delinquency Committee that evaluates loans meeting specific criteria. The Bank's loan policy requires loans to be placed into non-accrual status once the loan becomes 90 days delinquent unless there is, compelling evidence the borrower will bring the loan current in the immediate future.

For the quantitative measurement, the Company's portfolio consists of mortgage loans secured by real estate (both commercial and retail) and non-mortgage loans, which are primarily commercial business term loans and line of credit. Based on the Company's evaluation of the loan portfolio, listed below are the pools that were established as a baseline level of segmentation with their primary risk factor. The Company confirms this data remains relevant in absence of changes to the composition of the portfolio.

The mortgage portfolio is a substantial component of Company's portfolio and it is a focus of the Company's lending strategy, primarily focusing on multi-family and commercial real estate. While the mortgage portfolio consists of real-estate secured loans, the source of repayment and types of properties securing these loans varies and thus the Company first considered these differences as follows:

One-to-four family residential property – These loans are secured by residential properties for which the primary source of repayment is the income generated by the residential borrower. Delinquency status is considered a risk factor in this pool.

One-to-four family mixed use – These loans are secured by residential properties for which the primary source of repayment is the income generated by the property. Unlike the one-to-four residential credits, properties securing mixed use loans include a commercial space component. Delinquency status is considered a risk factor in this pool.

Multi-family residential – These loans are secured by multi-unit residential buildings for which the primary source of repayment is the income generated by the property. Properties securing multi-family loans have five or more residential units and thus a greater number of cash flow streams compared to one-to-four mixed use loans. Delinquency status and risk rating are considered risk factors in this pool.

Commercial real estate (CRE) – These loans are secured by properties for commercial use for which the primary source of repayment is the income generated by the property. Delinquency status, risk rating and collateral type are considered risk factors in this pool.

Construction – These loans are provided to fund construction projects for both residential and commercial properties. These loans are inherently different from all others as they represent "work in progress" and expose the Company to risk from non-completion and less recovery value should the sponsor of an unfinished property default. Delinquency status and risk rating are considered risk factors in this pool.

Relative to the non-mortgage portfolio, the Company considered the following categories as a baseline for evaluation:

Commercial Business – These loans are not typically secured by real estate. The primary source of repayment is cash flows from operations of the borrower's business. Within this category are SBA credits and equipment finance credits. Delinquency status, risk rating and industry are considered a risk factors in this pool.

Commercial Business secured by real estate – These loans are secured by properties used by the borrower for commercial use where the primary source of repayment is expected to be the income generated by the borrower's business use of the property. The Company recognizes in circumstances where the borrower is not performing, the real estate collateral would be the source of repayment. The Company considers these credits to be less risky than commercial business loans, however, riskier than commercial real estate loans. Delinquency status, risk rating and industry are considered risk factors in this pool.

Taxi Medallions – These loans consist primarily of loans made to New York taxi medallion owners and are secured by liens on the taxi medallions. No new taxi medallions have been originated since 2014, the remaining portfolio has been charged-off in 2021.

Overdrafts – These are unsecured consumer lines of credits and are an immaterial component of the Company's portfolio.

For the qualitative measurement, the Company aggregated the portfolio segments according to three business units: business banking, residential and commercial real estate. In accordance with the interagency statement and SEC guidance, Management evaluates nine qualitative risk factors to determine if the risk is captured elsewhere in the ACL process. If not captured elsewhere, the Company has identified specific risk factors to evaluate and incorporate into its Qualitative Framework. Some risk factors include time to maturity, origination loan-to-value, loan type composition, the value of underlying collateral, changes in policies and procedures for lending strategies and underwriting standards, collection and recovery practices, internal credit review, changes in personnel, divergence between the levels of NYC and national unemployment, divergence between the NYC GDP and national GDP, industry concentrations and riskiness and large borrower concentrations.

The Company recorded a provision (benefit) for credit losses on loans totaling $4.8 million, ($4.9) million, and $22.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The provision recorded in 2022 was primarily due to loan growth, increased reserves on specific credits, coupled with the ongoing economic uncertainty resulting from high and rising inflation including increasing interest rates. The benefit recorded in 2021 was primarily due to improving economic conditions. The provision recorded in 2020 was primarily due to deteriorating economic conditions resulting from the COVID-19 pandemic. The Company specifies both the reasonable and supportable forecast and reversion periods in three economic conditions (expansion, transition, contraction). During 2022, the Company decreased the reversion period to adjust for the model using a more favorable forecast based on national statistics compared to the Bank's primary market area, the New York Tri-State area, where economic improvements lag behind the nation. As of December 31, 2022, the assumption for the reasonable and supportable forecast and reversion period was two quarters and four quarters, respectively.

The Company may restructure loans to enable a borrower experiencing financial difficulties to continue making payments when it is deemed to be in the Company's best long-term interest. This restructure may include reducing the interest rate or amount of the monthly payment for a specified period of time, after which the interest rate and repayment terms revert to the original terms of the loan. We classify these loans as troubled debt restructuring ("TDR").

These restructurings have not included a reduction of principal balance. The Company believes that restructuring these loans in this manner will allow certain borrowers to become and remain current on their loans. All loans classified as TDR are individually evaluated, however TDR loans which have been current for six consecutive months at the time they are restructured as TDR remain on accrual status and are not included as part of non-performing loans. Loans which were delinquent at the time they are restructured as a TDR are placed on non-accrual status and reported as non-accrual performing TDR loans until they have made timely payments for six consecutive months. These restructurings have not included a reduction of principal balance.

Purchased Financial Assets with Credit Deterioration:

Purchased financial assets with credit deterioration ("PCD") assets are acquired in an acquisition and which have experienced more-than-insignificant deterioration in credit quality since origination. PCD assets are initially recognized at their amortized cost with an allowance for expected credit losses. The difference between the amortized cost less the allowance for credit losses and the purchase price is recognized as a non-credit discount, which is accreted into interest income over the life of the loans using the level yield method. At October 30, 2020, the Company acquired PCD assets with a fair value totaling $286.1 million. The Company recorded Day 1 ACL of $4.1 million resulting from PCD loans.

Loans Held for Sale:

Loans held for sale are carried at the lower of cost or estimated fair value. At December 31, 2022 and 2021, there were no loans classified as held for sale.

Bank Owned Life Insurance:

Bank owned life insurance ("BOLI") represents life insurance on the lives of certain current and past employees who have provided positive consent allowing the Company to be the beneficiary of such policies. BOLI is carried in the Consolidated Statements of Financial Condition at its cash surrender value. Increases in the cash value of the policies, as well as proceeds received, are recorded in other non-interest income, and are not subject to income taxes. During 2022, the Company did not purchase any additional BOLI. During 2021, the Company purchased BOLI totaling $25.0 million.

Other Real Estate Owned:

Other Real Estate Owned ("OREO") consists of property acquired through foreclosure. At the time of foreclosure these properties are acquired at fair value and subsequently carried at the lower of cost or fair value, less estimated selling costs. The fair value is based on appraised value through a current appraisal, or at times through an internal review, additionally adjusted by the estimated costs to sell the property. This determination is made on an individual asset basis. If the fair value of a property is less than the carrying amount of the loan, the difference is recognized as a charge to the ACL. Further decreases to the estimated value will be recorded directly to the Consolidated Statements of Income. At December 31, 2022 and 2021, we did not hold any OREO.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost, less depreciation accumulated on a straight-line basis over the estimated useful lives of the related assets, recorded in Depreciation and amortization of bank premises and equipment in the Consolidated Statements of Income. For equipment and furniture the useful life is between 3 to 10 years.

As of December 31, 2022 and 2021, the Bank leased all branches and its executive offices. Leasehold improvements are amortized on a straight-line basis over the term of the related leases or the lives of the assets, whichever is shorter. Maintenance, repairs and minor improvements are charged to non-interest expense in the period incurred.

Federal Home Loan Bank Stock:

The FHLB-NY has assigned to the Company a mandated membership stock ownership requirement, based on its asset size. In addition, for all borrowing activity, the Company is required to purchase shares of FHLB-NY non-marketable capital stock at par. Such shares are redeemed by FHLB-NY at par with reductions in the Company's borrowing levels. The Company carries its investment in FHLB-NY stock at historical cost. The Company periodically reviews its FHLB-NY stock to determine if impairment exists. At December 31, 2022, the Company considered among other things the earnings performance, credit rating and asset quality of the FHLB-NY. Based on this review, the Company did not consider the value of our investment in FHLB-NY stock to be impaired at December 31, 2022 and 2021.

Income Taxes:

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between book and tax basis of the various balance sheet assets and liabilities. A deferred tax liability is recognized on all taxable temporary differences and a deferred tax asset is recognized on all deductible temporary differences and operating losses and tax credit carry-forwards. A valuation allowance is recognized to reduce the potential deferred tax asset, if it is "more likely than not" that all or some portion of that potential deferred tax asset will not be realized. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount to recognize. An uncertain tax position is measured at the amount that management believes has a greater than 50% likelihood of realization upon settlement. The Company must also take into account changes in tax laws or rates when valuing the deferred income tax amounts it carries on its Consolidated Statements of Financial Condition.

Stock Compensation Plans:

The Company accounts for its stock-based compensation using a fair-value-based measurement method for share-based payment transactions with employees and directors. The Company measures the cost of employee and directors services received in exchange for an award of an equity instrument based on the grant date fair value of the award. That cost is recognized over the period during which the employee and directors are required to provide services in exchange for the award. The requisite service period is usually the vesting period, as such according to the terms of these awards, which provide for vesting upon retirement, the cost for these awards are fully recognized at the earlier of the retirement eligibility date or vesting date. Forfeitures are recorded in the period they occur.

Benefit Plans:

The Company sponsors a 401(k), and profit sharing plan for its employees. The Company also sponsors postretirement health care and life insurance benefits plans for its employees, a non-qualified deferred compensation plan for certain senior officers, and a non-qualified pension plan for its outside directors. The qualified pension plan was frozen in 2006, no longer allowing additional participants or accruals from that point forward.

The Company recognizes the funded status of a benefit plan – measured as the difference between plan assets at fair value and the benefit obligation – in the Consolidated Statements of Financial Condition, with the unrecognized credits and charges recognized, net of taxes, as a component of accumulated other comprehensive income (loss). These credits or charges arose as a result of gains or losses and prior service costs or credits that arose during prior periods but were not recognized as components of net periodic benefit cost.

Treasury Stock:

The Company records treasury stock at cost. Treasury stock is reissued at average cost.

Derivatives:

Derivatives are recorded on the Consolidated Statements of Financial Condition at fair value on a gross basis in "Other assets" and/or "Other liabilities". The accounting for changes in the value of a derivative depends on the type of hedge and on whether or not the transaction has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are reported and measured at fair value through earnings and included in Net gain (loss) from fair value adjustments on the Consolidated Statements of Income.

To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. In addition, for a derivative to be designated as a hedge, the risk management objective and strategy must be documented. Hedge documentation must identify the derivative hedging instrument, the asset or liability or forecasted transaction and type of risk to be hedged, and how the effectiveness of the derivative is assessed prospectively and retrospectively. The extent to which a derivative has been, and is expected to continue to be, effective at offsetting changes in the fair value of the hedged item must be assessed at least quarterly. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued. For cash flow hedges, the changes in the fair value of the derivative is recorded as a component of accumulated other comprehensive income or loss, net of tax, and subsequently reclassified into earnings when the hedged transaction effects earnings. For fair value hedges, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in earnings on the same line as hedged item. Changes in the fair value of derivatives are disclosed in the Consolidated Statements of Cash Flows within operating activities in the line items Fair value adjustments for financial assets and financial liabilities and Net (gain) loss from fair value adjustments on qualifying hedges.

Leases:

The Company determines whether an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we recognize include operating right-of-use ("ROU") leases in Right of use asset and operating lease liabilities in Operating lease liability on the Consolidated Statements of Financial Condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, we generally use the Company's incremental borrowing rate based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term of the lease payments at commencement date to determine the present value of lease payments. When readily determinable, we use the implicit rate. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected the short-term lease recognition exemption such that the Company will not recognize Right of use assets ("ROU") or lease liabilities for leases with a term of less than 12 months from the commencement date. The Company's operating lease expense for building and equipment rental totaled $8.5 million, $8.6 million, and $7.7 million and was recorded in Occupancy and equipment on the Consolidated Statements of Income for the years ended December 31, 2022, 2021, and 2020 respectively. The Company's operating lease expense for vehicles totaled $0.1 million and was recorded in Other Operating Expenses on the Consolidated Statements of Income for each of the years ended December 31, 2022, 2021, and 2020, respectively.

The Company has agreements that qualify as a short-term leases with expense totaling $0.2 million, $0.2 million, and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, included in Professional services on the Consolidated Statements of Income. The Company's variable lease payments, which include insurance and real estate tax expenses was recorded in Occupancy and equipment on the Consolidated Statements of Income and totaled $1.0 million at the year ended December 31, 2022 and $1.1 million for each of the years ended December 31, 2021 and 2020, respectively. At December 31, 2022, the weighted-average remaining lease term for our operating leases is approximately seven years and the weighted average discount rate is 2.9%. Our lease agreements do not contain any residual value guarantees.

Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable operating lease agreements expire through 2036.

Comprehensive Income:

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes (i) unrealized gains and losses on securities available for sale and reclassification adjustments for realized gains and losses on securities available for sale; (ii) unrealized gains and losses on derivatives in cash flow hedge relationships and reclassifications of deferred gains and losses when the hedge item impacts earnings; (iii) adjustments to net periodic pension costs; and (iv) changes in the fair value of instrument-specific credit risk from the Company's liabilities carried at fair value pursuant to the fair value option.

Segment Reporting:

Management views the Company as operating as a single unit, a community bank. Therefore, segment information is not provided.

Advertising Expense:

Costs associated with advertising are expensed as incurred. The Company recorded advertising expenses of $3.1 million, $2.5 million, and $1.8 million for the years ended December 31, 2022, 2021, and 2020, respectively, recorded in the professional services in the Consolidated Statements of Income.

Earnings per Common Share:

Basic earnings per common share is computed by dividing net income available to common shareholders by the total weighted average number of common shares outstanding, which includes unvested participating securities. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and as such are included in the calculation of earnings per share. The Company's unvested restricted stock unit awards are considered participating securities. Therefore, weighted average common shares outstanding used for computing basic earnings per common share includes common shares outstanding plus unvested restricted stock unit awards. The computation of diluted earnings per share includes the additional dilutive effect of stock options outstanding and other common stock equivalents during the period. Common stock equivalents that are anti-dilutive are not included in the computation of diluted earnings per common share. The numerator for calculating basic and diluted earnings per common share is net income available to common shareholders. The shares held in the Company's Employee Benefit Trust at December 31, 2021 and 2020 are not included in shares outstanding for purposes of calculating earnings per common share. There were no shares held in the Employee Benefit Trust at December 31, 2022.

Earnings per common share have been computed based on the following, for the years ended December 31:

	2022	2021	2020
	(In thousands, except per share data)		
Net income, as reported	$ 76,945	$ 81,793	$ 34,674
Divided by:			
Weighted average common shares outstanding	30,823	31,550	29,301
Weighted average common stock equivalents	—	—	—
Total weighted average common shares outstanding and common stock equivalents	30,823	31,550	29,301
Basic earnings per common share	$ 2.50	$ 2.59	$ 1.18
Diluted earnings per common share	$ 2.50	$ 2.59	$ 1.18
Dividend Payout ratio	35.2 %	32.4 %	71.2 %

There were no options that were anti-dilutive for the years ended December 31, 2022, 2021, and 2020.

3. Business Combination

On October 30, 2020, the Company completed its acquisition of 100% of the outstanding voting and non-voting shares of Empire Bancorp, Inc. ("Empire"). In connection with the transaction, Empire National Bank ("Empire Bank"), a wholly-owned subsidiary of Empire, merged with and into Flushing Bank, with Flushing Bank as the surviving entity. The shareholders of Empire received total consideration of $87.5 million which consisted of $54.8 million in cash and 2,557,028 shares of Flushing Financial Corporation common stock.

The merger was accounted for under the acquisition method of accounting. The excess of the fair value of the consideration paid over the preliminary net fair value of Empire's assets and liabilities resulted in recognition of goodwill totaling $1.5 million, none of which is deductible for tax purposes. Upon closing of the merger, the Company's assets increased by $982.7 million and four new branch locations were added, which expanded our presence on Long Island with entrance into Suffolk County.

4. Loans and Allowance for Credit Losses

The composition of loans is as follows at December 31:

	2022	2021
	(In thousands)	
Multi-family residential	$ 2,601,384	$ 2,517,026
Commercial real estate	1,913,040	1,775,629
One-to-four family — mixed-use property	554,314	571,795
One-to-four family — residential	241,246	276,571
Construction	70,951	59,761
Small Business Administration [1]	23,275	93,811
Commercial business and other	1,521,548	1,339,273
Gross loans	6,925,758	6,633,866
Net unamortized premiums and unearned loan fees	9,011	4,239
Total loans, net of fees and costs	$ 6,934,769	$ 6,638,105

---

[1] Includes $5.2 million, and $77.4 million of SBA Payment Protection Program ("SBA PPP") loans at December 31, 2022, and 2021, respectively.

The majority of our loan portfolio is invested in multi-family residential, commercial real estate and commercial business and other loans, which totaled 87.2% and 84.9% of our gross loans at December 31, 2022 and 2021, respectively. Our concentration in these types of loans increases the overall level of credit risk inherent in our loan portfolio. The greater risk associated with these types of loans could require us to increase our allowance and provision for credit losses and to maintain an ACL as a percentage of total loans in excess of the allowance currently maintained. In addition to our loan portfolio, at December 31, 2022, we were servicing $52.1 million of loans for others.

Loans secured by multi-family residential property and commercial real estate generally involve a greater degree of risk than residential mortgage loans and generally carry larger loan balances. The increased credit risk is the result of several factors, including the concentration of principal in a smaller number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayments of loans secured by these types of properties are typically dependent upon the successful operation of the related property, which is usually owned by a legal entity with the property being the entity's only asset. If the cash flow from the property is reduced, the borrower's ability to repay the loan may be impaired. If the borrower defaults, our only remedy may be to foreclose on the property, for which the market value may be less than the balance due on the related mortgage loan.

Loans secured by commercial business and other loans involve a greater degree of risk for the same reasons as for multi-family residential and commercial real estate loans with the added risk that many of the loans are not secured by improved properties.

To minimize the risks involved in the origination of multi-family residential, commercial real estate and commercial business and other loans, the Company adheres to defined underwriting standards, which include reviewing the expected net operating income generated by the real estate collateral securing the loan, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. We typically require debt service coverage of at least 125% of the monthly loan payment. We generally originate these loans up to a maximum of 75% of the appraised value or the purchase price of the property, whichever is less. Any loan with a final loan-to-value ratio in excess of 75% must be approved by the Bank's Board of Directors or the Loan Committee as an exception to policy. We generally rely on the income generated by the property as the primary means by which the loan is repaid. However, personal guarantees may be obtained for additional security from these borrowers. Additionally, for commercial business and other loans which are not secured by improved properties, the Bank will secure these loans with business assets, including accounts receivables, inventory and real estate and generally require personal guarantees.

The following tables show loans modified and classified as TDR during the periods indicated:

		For the year ended December 31, 2022	
(Dollars in thousands)	Number	Balance	Modification description
Small Business Administration	1	$ 271	Loan amortization extension.
Commercial business and other	5	8,204	One loan received a below market interest rate and four loans had an amortization extension.
Total	6	$ 8,475	

		For the year ended December 31, 2021	
(Dollars in thousands)	Number	Balance	Modification description
Commercial business and other	3	$ 702	Loan amortization extension.
Total	3	$ 702	

		For the year ended December 31, 2020	
(Dollars in thousands)	Number	Balance	Modification description
Commercial business and other	1	$ 7,583	Loan received a below market interest rate and had an amortization extension.
One-to-four family - mixed-use property	1	270	Loan received a below market interest rate.
Total	2	$ 7,853	

The recorded investment of the loans modified and classified as TDR, presented in the tables above, were unchanged as there was no principal forgiven in these modifications.

The following table shows our recorded investment for loans classified as TDR at amortized cost that are performing according to their restructured terms at the periods indicated:

	December 31, 2022		December 31, 2021	
(Dollars in thousands)	Number of contracts	Amortized Cost	Number of contracts	Amortized Cost
Multi-family residential	6	$ 1,673	6	$ 1,690
Commercial real estate	1	7,572	1	7,572
One-to-four family - mixed-use property	4	1,222	5	1,636
One-to-four family - residential	1	253	3	483
Small Business Administration	1	242	—	—
Commercial business and other	3	855	5	1,381
Total performing	16	$ 11,817	20	$ 12,762

The following tables show our recorded investment for loans classified as TDR at amortized cost that are not performing according to their restructured terms at the periods indicated.

| | December 31, 2022 | |
| | Number | Amortized |
(Dollars in thousands)	of contracts	Cost
Commercial business and other	2	$ 3,263
Total troubled debt restructurings that subsequently defaulted	2	$ 3,263

| | December 31, 2020 | |
| | Number | Amortized |
(Dollars in thousands)	of contracts	Cost
Taxi medallion	11	$ 1,922
Commercial business and other	1	279
Total troubled debt restructurings that subsequently defaulted	12	$ 2,201

The Company did not have any loans classified as TDR at amortized cost that were not performing according to their restructured terms at December 31, 2021.

During the years ended December 31, 2022, 2021 and 2020 there were no defaults of TDR loans within 12 months of their modification date.

The following tables show our non-accrual loans at amortized cost with no related allowance and interest income recognized for loans ninety days or more past due and still accruing for periods shown below:

| | At or for the year ended December 31, 2022 | | | | |
(In thousands)	Non-accrual amortized cost beginning of the reporting period	Non-accrual amortized cost end of the reporting period	Non-accrual with no related allowance	Interest income recognized	Loans ninety days or more past due and still accruing
Multi-family residential	$ 2,652	$ 3,547	$ 3,547	$ —	$ —
Commercial real estate	640	254	254	—	—
One-to-four family - mixed-use property [(1)]	1,582	1,045	1,045	—	—
One-to-four family - residential	7,483	3,953	3,953	—	—
Small Business Administration	952	950	950	—	—
Construction	—	—	—	—	2,600
Commercial business and other [(1)]	1,945	20,193	3,291	171	—
Total	$ 15,254	$ 29,942	$ 13,040	$ 171	$ 2,600

(1) Included in the above analysis are non-accrual performing TDR one-to-four family – mixed-use property totaling $0.3 million at December 31, 2022. Commercial business and other contains a non-accrual performing TDR totaling less than $0.1 million at December 31, 2022.

(In thousands)	Non-accrual amortized cost beginning of the reporting period	Non-accrual amortized cost end of the reporting period	Non-accrual with no related allowance	Interest income recognized	Loans ninety days or more past due and still accruing
Multi-family residential	$ 2,576	$ 2,652	$ 2,652	$ 19	$ —
Commercial real estate	1,766	640	640	—	—
One-to-four family - mixed-use property [1]	1,706	1,582	1,582	6	—
One-to-four family - residential	5,313	7,483	7,483	1	—
Small Business Administration	1,168	952	952	—	—
Taxi medallion[2]	2,758	—	—	—	—
Commercial business and other[1]	5,660	1,945	305	78	—
Total	$ 20,947	$ 15,254	$ 13,614	$ 104	$ —

At or for the year ended December 31, 2021

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(1)   Included in the above analysis are non-accrual performing TDR one-to-four family – mixed-use property totaling $0.3 million at December 31, 2021. Commercial business and other contains a non-accrual performing TDR totaling less than $0.1 million at December 31, 2021.

(2)   Taxi Medallion loans were completely charged off during the year ended December 31, 2021.

The following is a summary of interest foregone on non-accrual loans and loans classified as TDR for the years ended December 31:

(In thousands)	2022	2021	2020
	(In thousands)		
Interest income that would have been recognized had the loans performed in accordance with their original terms	$ 2,309	$ 1,691	$ 1,845
Less: Interest income included in the results of operations	746	620	412
Total foregone interest	$ 1,563	$ 1,071	$ 1,433

The following tables show the aging of the amortized cost basis in past-due loans at the period indicated by class of loan at:

(In thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans
			December 31, 2022			
Multi-family residential	$ 1,475	$ 1,787	$ 3,547	$ 6,809	$ 2,598,363	$ 2,605,172
Commercial real estate	2,561	—	254	2,815	1,912,083	1,914,898
One-to-four family - mixed-use property	3,721	—	797	4,518	552,777	557,295
One-to-four family - residential	2,734	—	3,953	6,687	235,793	242,480
Construction	—	—	2,600	2,600	68,224	70,824
Small Business Administration	329	—	950	1,279	21,914	23,193
Commercial business and other	7,636	16	10,324	17,976	1,502,931	1,520,907
Total	$ 18,456	$ 1,803	$ 22,425	$ 42,684	$ 6,892,085	$ 6,934,769

(In thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans
			December 31, 2021			
Multi-family residential	$ 3,652	$ 4,193	$ 2,652	$ 10,497	$ 2,508,730	$ 2,519,227
Commercial real estate	5,743	—	640	6,383	1,770,992	1,777,375
One-to-four family - mixed-use property	2,319	—	1,321	3,640	571,296	574,936
One-to-four family - residential	163	224	7,483	7,870	269,942	277,812
Construction	—	—	—	—	59,473	59,473
Small Business Administration	—	—	952	952	90,884	91,836
Commercial business and other	101	40	1,386	1,527	1,335,919	1,337,446
Total	$ 11,978	$ 4,457	$ 14,434	$ 30,869	$ 6,607,236	$ 6,638,105

The following tables show the activity in the allowance for credit losses for the periods indicated:

										For the year ended December 31, 2022								
(In thousands)		Multi-family residential		Commercial real estate		One-to-four family - mixed-use property		One-to-four family - residential		Construction loans		Small Business Administration		Taxi medallion		Commercial business and other	Total
Allowance for credit losses:																		
Beginning balance	$	8,185	$	7,158	$	1,755	$	784	$	186	$	1,209	$	—	$	17,858	$ 37,135
Charge-offs		(208)		—		—		(20)		—		(1,053)		—		(2,067)	(3,348)
Recoveries		77		—		—		5		—		47		447		1,237	1,813
Provision (benefit)		1,498		1,026		120		132		75		1,995		(447)		443	4,842
Ending balance	$	9,552	$	8,184	$	1,875	$	901	$	261	$	2,198	$	—	$	17,471	$ 40,442

										For the year ended December 31, 2021								
(In thousands)		Multi-family residential		Commercial real estate		One-to-four family - mixed-use property		One-to-four family - residential		Construction loans		Small Business Administration		Taxi medallion		Commercial business and other	Total
Allowance for credit losses:																		
Beginning balance	$	6,557	$	8,327	$	1,986	$	869	$	497	$	2,251	$	—	$	24,666	$ 45,153
Charge-offs		(43)		(64)		(33)		—		—		—		(2,758)		(2,236)	(5,134)
Recoveries		10		—		133		157		—		34		1,457		224	2,015
Provision (benefit)		1,661		(1,105)		(331)		(242)		(311)		(1,076)		1,301		(4,796)	(4,899)
Ending balance	$	8,185	$	7,158	$	1,755	$	784	$	186	$	1,209	$	—	$	17,858	$ 37,135

										For the year ended December 31, 2020								
(In thousands)		Multi-family residential		Commercial real estate		One-to-four family - mixed-use property		One-to-four family - residential		Construction loans		Small Business Administration		Taxi medallion		Commercial business and other	Total
Allowance for credit losses:																		
Beginning balance	$	5,391	$	4,429	$	1,817	$	756	$	441	$	363	$	—	$	8,554	$ 21,751
Impact of CECL Adoption		(650)		1,170		(55)		(160)		(279)		1,180		—		(827)	379
Impact of Day 1 PCD - Empire Acquisition		444		587		183		158		20		278		124		2,305	4,099
Charge-off's		—		—		(3)		—		—		(178)		(1,075)		(2,749)	(4,005)
Recoveries		38		—		138		12		—		70		—		108	366
Provision (benefit)		1,334		2,141		(94)		103		315		538		951		17,275	22,563
Ending balance	$	6,557	$	8,327	$	1,986	$	869	$	497	$	2,251	$	—	$	24,666	$ 45,153

In accordance with our policy and the current regulatory guidelines, we designate loans as "Special Mention," which are considered "Criticized Loans," and "Substandard," "Doubtful," or "Loss," which are considered "Classified Loans". If a loan does not fall within one of the previous mentioned categories and management believes weakness is evident then we designate the loan as "Watch", all other loans would be considered "Pass." Loans that are non-accrual are designated as Substandard, Doubtful, or Loss. These loan designations are updated quarterly. We designate a loan as Substandard when a well-defined weakness is identified that may jeopardize the orderly liquidation of the debt. We designate a loan Doubtful when it displays the inherent weakness of a Substandard loan with the added provision that collection of the debt in full, on the basis of existing facts, is highly improbable. We designate a loan as Loss if it is deemed the debtor is incapable of repayment. The Company does not hold any loans designated as Loss, as loans that are designated as Loss are charged to the Allowance for Credit Losses. We designate a loan as Special Mention if the asset does not warrant classification within one of the other classifications, but contains a potential weakness that deserves closer attention.

The following table summarizes the risk category of mortgage and non-mortgage loans by loan portfolio segments and class of loans by year of origination:

					For the year ended		Revolving Loans Amortized Cost	Revolving Loans converted to	
(In thousands)	2022	2021	2020	2019	2018	Prior	Basis	term loans	Total
1-4 Family Residential									
Pass	$ 24,207	$ 8,697	$ 18,657	$ 41,820	$ 24,962	$ 94,270	$ 8,007	$ 13,190	$ 233,810
Watch	—	286	—	734	—	2,419	63	863	4,365
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	3,861	—	444	4,305
Total 1-4 Family Residential	$ 24,207	$ 8,983	$ 18,657	$ 42,554	$ 24,962	$ 100,550	$ 8,070	$ 14,497	$ 242,480
1-4 Family Mixed-Use									
Pass	$ 44,988	$ 43,157	$ 32,663	$ 63,973	$ 64,904	$ 297,053	$ —	$ —	$ 546,738
Watch	—	—	885	733	—	7,246	—	—	8,864
Special Mention	—	—	—	—	—	719	—	—	719
Substandard	—	—	—	—	—	974	—	—	974
Total 1-4 Family Mixed-Use	$ 44,988	$ 43,157	$ 33,548	$ 64,706	$ 64,904	$ 305,992	$ —	$ —	$ 557,295
Commercial Real Estate									
Pass	$ 328,284	$ 181,881	$ 152,526	$ 230,995	$ 240,622	$ 744,503	$ —	$ —	$ 1,878,811
Watch	1,971	1,579	—	10,597	6,801	10,836	—	—	31,784
Special Mention	—	—	—	—	—	4,041	—	—	4,041
Substandard	—	—	—	—	—	262	—	—	262
Total Commercial Real Estate	$ 330,255	$ 183,460	$ 152,526	$ 241,592	$ 247,423	$ 759,642	$ —	$ —	$ 1,914,898
Construction									
Pass	$ 1,984	$ 17,555	$ 14,385	$ —	$ —	$ —	$ 27,850	$ —	$ 61,774
Watch	—	—	—	—	6,450	—	—	—	6,450
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	2,600	—	—	2,600
Total Construction	$ 1,984	$ 17,555	$ 14,385	$ —	$ 6,450	$ 2,600	$ 27,850	$ —	$ 70,824
Multi-family									
Pass	$ 482,600	$ 287,889	$ 225,106	$ 312,681	$ 393,590	$ 869,566	$ 6,115	$ —	$ 2,577,547
Watch	913	—	1,454	—	3,770	14,439	—	—	20,576
Special Mention	—	—	—	—	446	2,286	—	—	2,732
Substandard	—	—	—	—	2,898	1,419	—	—	4,317
Total Multi-family	$ 483,513	$ 287,889	$ 226,560	$ 312,681	$ 400,704	$ 887,710	$ 6,115	$ —	$ 2,605,172
Commercial Business - Secured by RE									
Pass	$ 182,805	$ 139,748	$ 109,292	$ 40,175	$ 66,436	$ 89,663	$ —	$ —	$ 628,119
Watch	—	—	629	28,217	421	55,500	—	—	84,767
Special Mention	—	—	—	15,208	—	—	—	—	15,208
Substandard	2,853	—	—	—	—	—	—	—	2,853
Total Commercial Business - Secured by RE	$ 185,658	$ 139,748	$ 109,921	$ 83,600	$ 66,857	$ 145,163	$ —	$ —	$ 730,947
Commercial Business									
Pass	$ 172,011	$ 88,081	$ 41,998	$ 41,125	$ 35,555	$ 56,281	$ 265,624	$ —	$ 700,675
Watch	2,708	2,918	—	20,926	14,420	17,823	1,690	—	60,485
Special Mention	—	2,445	4,743	35	1,773	416	—	—	9,412
Substandard	91	—	—	31	284	1,782	7,030	—	9,218
Doubtful	—	—	—	—	—	—	10,042	—	10,042
Total Commercial Business	$ 174,810	$ 93,444	$ 46,741	$ 62,117	$ 52,032	$ 76,302	$ 284,386	$ —	$ 789,832
Small Business Administration									
Pass	$ 3,352	$ 5,646	$ 4,304	$ 654	$ 1,292	$ 1,766	$ —	$ —	$ 17,014
Watch	—	—	—	51	2,025	2,872	—	—	4,948
Special Mention	—	—	—	—	—	39	—	—	39
Substandard	—	—	—	—	—	1,192	—	—	1,192
Total Small Business Administration	$ 3,352	$ 5,646	$ 4,304	$ 705	$ 3,317	$ 5,869	$ —	$ —	$ 23,193
Other									
Pass	$ —	$ —	$ —	$ —	$ —	$ 43	$ 85	$ —	$ 128
Total Other	$ —	$ —	$ —	$ —	$ —	$ 43	$ 85	$ —	$ 128
Total by Loan Type									
Total Pass	$ 1,240,231	$ 772,654	$ 598,931	$ 731,423	$ 827,361	$ 2,153,145	$ 307,681	$ 13,190	$ 6,644,616
Total Watch	5,592	4,783	2,968	61,258	33,887	111,135	1,753	863	222,239
Total Special Mention	—	2,445	4,743	15,243	2,219	7,501	—	—	32,151
Total Substandard	2,944	—	—	31	3,182	12,090	7,030	444	25,721
Total Doubtful	—	—	—	—	—	—	10,042	—	10,042
Total Loans	$ 1,248,767	$ 779,882	$ 606,642	$ 807,955	$ 866,649	$ 2,283,871	$ 326,506	$ 14,497	$ 6,934,769

Included within net loans as of December 31, 2022 and 2021, was $5.2 million and $8.7 million, respectively, of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process according to local requirements of the applicable jurisdiction.

The following table presents types of collateral-dependent loans by class of loan:

| | Collateral Type | | | | | | | |
| | December 31, 2022 | | | | December 31, 2021 | | | |
(In thousands)	Real Estate		Business Assets		Real Estate		Business Assets	
Multi-family residential	$	3,547	$	—	$	2,652	$	—
Commercial real estate		254		—		1,158		—
One-to-four family - mixed-use property		1,045		—		1,582		—
One-to-four family - residential		3,953		—		7,482		—
Small Business Administration		—		950		—		952
Commercial business and other		2,853		17,340		—		1,427
Total	$	11,652	$	18,290	$	12,874	$	2,379

Off-Balance Sheet Credit Losses

Also included within scope of the CECL standard are off-balance sheet loan commitments, which includes the unfunded portion of committed lines of credit and commitments "in-process". Commitments "in-process" reflect loans not on the Company's books but rather negotiated loan / line of credit terms and rates that the Company has offered to customers and is committed to honoring. In reference to "in-process" credits, the Company defines an unfunded commitment as a credit that has been offered to and accepted by a borrower, which has not closed and by which the obligation is not unconditionally cancellable.

The Company estimates expected credit losses over the contractual period in which the company is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet exposures is adjusted as a provision for credit loss expense. The Company uses similar assumptions and risk factors that are developed for collectively evaluated financing receivables. This estimates includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments to be funded over its estimated life.

At December 31, 2022 and 2021, allowance for off-balance-sheet credit losses was $1.0 million and $1.2 million, respectively, which is included in the "Other liabilities" on the Consolidated Statements of Financial Condition. During the year ended December 31, 2022, 2021 and 2020 the Company has ($0.2) million, ($0.6) million and $1.3 million, respectively, in credit loss (benefit) provision for off-balance-sheet items, which are included in "Other operating expenses" on the Consolidated Statements of Income.

The following table presents the activity in the allowance for off balance sheet credit losses:

| | For the year ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	(In thousands)					
Balance at beginning of period	$	1,209	$	1,815	$	—
Off-Balance Sheet-CECL Adoption		—		—		553
Off-Balance Sheet- (benefit) provision		(239)		(606)		1,262
Allowance for Off-Balance Sheet - Credit losses	$	970	$	1,209	$	1,815

93

5. Loans held for sale

At December 31, 2022 and 2021, the Company did not have any loans held for sale.

The Company has implemented a strategy of selling certain delinquent and non-performing loans. Once the Company has decided to sell a loan, the sale usually closes in a short period of time, generally within the same quarter. Loans designated held for sale are reclassified from loans held for investment to loans held for sale. Terms of sale include cash due upon the closing of the sale, no contingencies or recourse to the Company and servicing is released to the buyer. Additionally, at times the Company may sell participating interests in performing loans.

The following tables show loans sold during the period indicated:

	For the year ended December 31, 2022			
(Dollars in thousands)	Loans sold	Proceeds	Net charge-offs	Net gain
Delinquent and non-performing loans				
Multi-family residential	2	$ 646	$ —	$ 14
Commercial	3	5,690	—	100
One-to-four family - mixed-use property	2	527	—	5
Total	7	$ 6,863	$ —	$ 119
Performing loans				
Multi-family residential	5	$ 20,818	$ —	$ —
Commercial	1	4,312	—	—
Total	6	$ 25,130	$ —	$ —

	For the year ended December 31, 2021			
(Dollars in thousands)	Loans sold	Proceeds	Net charge-offs	Net gain
Delinquent and non-performing loans				
Multi-family residential	13	$ 14,269	$ (43)	$ 112
Commercial	4	7,380	(64)	104
One-to-four family - mixed-use property	16	6,983	(14)	119
Total	33	$ 28,632	$ (121)	$ 335

	For the year ended December 31, 2020			
(Dollars in thousands)	Loans sold	Proceeds	Net charge-offs	Net gain
Delinquent and non-performing loans				
Multi-family residential	1	$ 284	$ —	$ 42
One-to-four family - mixed-use property	1	296	—	—
Total	2	$ 580	$ —	$ 42
Performing loans				
Commercial business and other	1	$ 6,139	$ —	$ (62)
Small Business Administration	1	774	—	68
Total	2	$ 6,913	$ —	$ 6

6. Other Real Estate Owned

The following table shows the activity in OREO during the periods indicated:

	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance at beginning of year	$ —	$ —	$ 239
Reductions to carrying value	—	—	(31)
Sales	—	—	(208)
Balance at end of year	$ —	$ —	$ —

The following table shows the gross gains, gross losses and write-downs of OREO reported in the Consolidated Statements of Income during the periods presented:

	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Gross losses	$ —	$ —	$ (5)
Write-down of carrying value	—	—	(31)
Total income	$ —	$ —	$ (36)

7. Securities

The following table summarizes the Company's portfolio of securities held-to-maturity at December 31, 2022:

	Amortized Cost	Fair Value	Gross Unrecognized Gains	Gross Unrecognized Losses
	(In thousands)			
Securities held-to-maturity:				
Municipals	$ 66,936	$ 55,561	$ —	$ 11,375
Total municipals	66,936	55,561	—	11,375
FNMA	7,875	6,989	—	886
Total mortgage-backed securities	7,875	6,989	—	886
Allowance for Credit Losses	(1,100)	—	—	—
Total	$ 73,711	$ 62,550	$ —	$ 12,261

The following table summarizes the Company's portfolio of securities held-to-maturity at December 31, 2021:

	Amortized Cost	Fair Value	Gross Unrecognized Gains	Gross Unrecognized Losses
			(In thousands)	
Securities held-to-maturity:				
Municipals	$ 50,836	$ 53,362	$ 2,526	$ —
Total municipals	50,836	53,362	2,526	—
FNMA	7,894	8,667	773	—
Total mortgage-backed securities	7,894	8,667	773	—
Allowance for Credit Losses	(862)	—	—	—
Total	$ 57,868	$ 62,029	$ 3,299	$ —

The following table summarizes the Company's portfolio of securities available for sale at December 31, 2022:

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
			(In thousands)	
U.S. government agencies	$ 83,720	$ 81,103	$ 2	$ 2,619
Corporate	146,430	131,766	—	14,664
Mutual funds	11,211	11,211	—	—
Collateralized loan obligations	129,684	125,478	—	4,206
Other	1,516	1,516	—	—
Total other securities	372,561	351,074	2	21,489
REMIC and CMO	175,712	148,414	—	27,298
GNMA	9,193	7,317	3	1,879
FNMA	172,690	148,265	—	24,425
FHLMC	96,725	80,287	—	16,438
Total mortgage-backed securities	454,320	384,283	3	70,040
Total securities available for sale	$ 826,881	$ 735,357	$ 5	$ 91,529

The following table summarizes the Company's portfolio of securities available for sale at December 31, 2021:

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
			(In thousands)	
U.S. government agencies	$ 5,599	$ 5,590	$ —	$ 9
Corporate	107,423	104,370	136	3,189
Mutual funds	12,485	12,485	—	—
Collateralized loan obligations	81,166	80,912	1	255
Other	1,695	1,695	—	—
Total other securities	208,368	205,052	137	3,453
REMIC and CMO	210,948	208,509	1,217	3,656
GNMA	10,572	10,286	30	316
FNMA	203,777	202,938	1,321	2,160
FHLMC	152,760	150,451	326	2,635
Total mortgage-backed securities	578,057	572,184	2,894	8,767
Total securities available for sale	$ 786,425	$ 777,236	$ 3,031	$ 12,220

The corporate securities held by the Company at December 31, 2022 and 2021 are issued by U.S. banking institutions. The CMOs held by the Company at December 31, 2022 and 2021 are either fully guaranteed or issued by a government sponsored enterprise.

The following tables detail the amortized cost and fair value of the Company's securities classified as held-to-maturity and available for sale at December 31, 2022, by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities held-to-maturity:	Amortized Cost		Fair Value	
	(In thousands)			
Due after ten years	$	66,936	$	55,561
Total other securities		66,936		55,561
Mortgage-backed securities		7,875		6,989
		74,811		62,550
Allowance for credit losses		(1,100)		-
Total securities held-to-maturity	$	73,711	$	62,550

Securities available for sale:	Amortized Cost		Fair Value	
	(In thousands)			
Due in one year or less	$	10,006	$	9,954
Due after one year through five years		134,570		127,063
Due after five years through ten years		195,710		182,341
Due after ten years		21,064		20,505
Total other securities		361,350		339,863
Mutual funds		11,211		11,211
Mortgage-backed securities		454,320		384,283
Total securities available for sale	$	826,881	$	735,357

The following tables show the Company's securities with gross unrealized losses and their fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position:

	At December 31, 2022						
		Total		Less than 12 months		12 months or more	
	Count	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)						
Held-to-maturity securities							
Municipals	3	$ 55,561	$ 11,375	$ 55,561	$ 11,375	$ —	$ —
Total other securities	3	55,561	11,375	55,561	11,375	—	—
FNMA	1	6,989	886	6,989	886	—	—
Total mortgage-backed securities	1	6,989	886	6,989	886	—	—
Total	4	$ 62,550	$ 12,261	$ 62,550	$ 12,261	$ —	$ —
Available for sale securities							
U.S. government agencies	7	$ 77,856	$ 2,619	$ 77,059	$ 2,517	$ 797	$ 102
Corporate	20	131,766	14,664	45,447	3,553	86,319	11,111
CLO	19	125,478	4,206	95,518	2,916	29,960	1,290
Total other securities	46	335,100	21,489	218,024	8,986	117,076	12,503
REMIC and CMO	47	148,120	27,298	40,911	3,457	107,209	23,841
GNMA	8	7,133	1,879	64	—	7,069	1,879
FNMA	47	148,229	24,425	38,296	3,871	109,933	20,554
FHLMC	18	80,287	16,438	24,838	2,397	55,449	14,041
Total mortgage-backed securities	120	383,769	70,040	104,109	9,725	279,660	60,315
Total	166	$ 718,869	$ 91,529	$ 322,133	$ 18,711	$ 396,736	$ 72,818

	At December 31, 2021						
		Total		Less than 12 months		12 months or more	
	Count	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)						
Available for sale securities							
U.S. government agencies	2	$ 5,577	$ 9	$ 1,130	$ 5	$ 4,447	$ 4
Corporate	13	94,234	3,189	65,453	1,970	28,781	1,219
CLO	4	31,012	255	10,000	1	21,012	254
Total other securities	19	130,823	3,453	76,583	1,976	54,240	1,477
REMIC and CMO	15	124,131	3,656	105,959	2,800	18,172	856
GNMA	4	9,924	316	1,138	16	8,786	300
FNMA	25	171,109	2,160	153,657	1,587	17,452	573
FHLMC	18	129,115	2,635	98,297	1,448	30,818	1,187
Total mortgage-backed securities	62	434,279	8,767	359,051	5,851	75,228	2,916
Total	81	$ 565,102	$ 12,220	$ 435,634	$ 7,827	$ 129,468	$ 4,393

The Company reviewed each available for sale debt security that had an unrealized loss at December 31, 2022 and December 31, 2021. The Company does not have the intent to sell these securities and it is more likely than not the Company will not be required to sell the securities before recovery of the securities' amortized cost basis. This conclusion is based upon considering the Company's cash and working capital requirements and contractual and regulatory obligations, none of which the Company believes would cause the sale of the securities. All of these securities are rated investment grade or above and have a long history of no credit losses. It is not anticipated that these securities would be settled at a price that is less than the amortized cost of the Company's investment.

In determining the risk of loss for available for sale securities, the Company considered that mortgage-backed securities are either fully guaranteed or issued by a government sponsored enterprise, which has a credit rating and perceived credit risk comparable to U.S. government, the tranche of the purchased collateralized loan obligations ("CLO") and the issuer of Corporate securities are global systematically important banks. Each of these securities is performing according to its terms and, in the opinion of management, will continue to perform according to its terms. Based on this review, management believes that the unrealized losses have resulted from other factors not deemed credit-related and no allowance for credit loss was recorded.

The Company reviewed each held-to-maturity security at December 31, 2022 and 2021 as part of its quarterly CECL process, resulting in an allowance for credit losses of $1.1 million and $0.9 million at December 31, 2022 and 2021, respectively.

Accrued interest receivable on held-to-maturity debt securities totaled $0.1 million each at December 31, 2022 and 2021 and is excluded from the estimate of credit losses. Accrued interest receivable on available-for-sale debt securities totaled $3.7 million and $1.5 million at December 31, 2022 and 2021 respectively.

The following table presents the activity in the allowance for credit losses for debt securities held-to-maturity:

		For the year ended December 31,				
		2022		2021		2020
		(In thousands)				
Beginning balance	$	862	$	907	$	—
CECL adoption		—		—		340
Provision (benefit) for credit losses		238		(45)		567
Allowance for credit losses - securities	$	1,100	$	862	$	907

During the year ended December 31, 2022, the Company modified one investment security totaling $21.0 million as TDR by granting a payment forbearance. At December 31, 2022, this security is reported as non-accrual and non-performing.

The Company did not have any allowance for credit losses for available for sale securities for the year ended December 31, 2022 and 2021.

The Company sold available for sale securities with carrying values at the time of sale totaling $84.2 million, $45.0 million, and $221.0 million during the years ended December 31, 2022, 2021, and 2020, respectively. The Company purchased mortgage-backed available for sale securities totaling $56.6 million, $340.8 million, and $308.1 million during the years ended December 31, 2022, 2021, and 2020, respectively.

The following table represents the gross gains and gross losses realized from the sale of securities available for sale for the periods indicated:

	For the years ended December 31,					
	2022		2021		2020	
	(In thousands)					
Gross gains from the sale of securities	$	—	$	123	$	1,499
Gross losses from the sale of securities		(10,948)		(10)		(2,200)
Net (loss) gains from the sale of securities	$	(10,948)	$	113	$	(701)

Included in "Other assets" within our Consolidated Statements of Financial Condition are amounts held in a rabbi trust for certain non-qualified deferred compensation plans totaling $24.3 million and $26.3 million at December 31, 2022 and 2021, respectively.

8. Bank Premises and Equipment, net

Bank premises and equipment are as follows at December 31:

	2022		2021	
	(In thousands)			
Leasehold improvements	$	46,992	$	44,621
Equipment and furniture		32,793		30,822
Total		79,785		75,443
Less: Accumulated depreciation and amortization		58,035		52,105
Bank premises and equipment, net	$	21,750	$	23,338

9. Deposits

Total deposits at December 31, 2022 and 2021 and the weighted average rate on deposits at December 31, 2022, are as follows:

	2022	2021	Weighted Average Rate 2022
	(Dollars in thousands)		
Interest-bearing deposits:			
Certificate of deposit accounts	$ 1,526,338	$ 946,575	3.03 %
Savings accounts	143,641	156,554	0.21
Money market accounts	2,099,776	2,342,003	2.47
NOW accounts	1,746,190	1,920,779	2.14
Total interest-bearing deposits	5,515,945	5,365,911	
Non-interest bearing demand deposits	921,238	967,621	
Total due to depositors	6,437,183	6,333,532	
Mortgagors' escrow deposits	48,159	51,913	0.30
Total deposits	$ 6,485,342	$ 6,385,445	

The aggregate amount of time deposits with denominations of $250,000 or more (excluding brokered deposits issued in $1,000 amounts under a master certificate of deposit) was $377.4 million and $217.5 million at December 31, 2022 and 2021, respectively. The aggregate amount of brokered deposits was $856.3 million and $626.3 million at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, reciprocal deposits totaled $659.5 million and $763.7 million, respectively.

Government deposits are collateralized by either securities, letters of credit issued by FHLB-NY or are placed in the IntraFi Network which arranges for placement of funds into certificate of deposit accounts, demand accounts or money market accounts issued by other member banks of the network in increments of less than $250,000 to ensure that both principal and interest are eligible for full FDIC deposit insurance. The letters of credit are collateralized by mortgage loans pledged by the Company.

At December 31, 2022, government deposits totaled $1,653.3 million, of which $604.8 million were IntraFi Network deposits and $1,048.5 million were collateralized by $155.7 million in securities and $1,073.7 million of letters of credit. At December 31, 2021, government deposits totaled $1,618.8 million, of which $710.2 million were IntraFi Network deposits and $908.6 million were collateralized by $190.3 million in securities and $818.4 million of letters of credit.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2022	2021	2020
	(In thousands)		
Certificate of deposit accounts	$ 12,547	$ 7,340	$ 18,096
Savings accounts	211	255	495
Money market accounts	19,039	7,271	14,368
NOW accounts	15,353	5,453	9,309
Total due to depositors	47,150	20,319	42,268
Mortgagors' escrow deposits	135	5	44
Total interest expense on deposits	$ 47,285	$ 20,324	$ 42,312

Scheduled remaining maturities of certificate of deposit accounts are summarized as follows for the years ended December 31:

	2022	2021
	(In thousands)	
Within 12 months	$ 859,546	$ 755,874
More than 12 months to 24 months	599,809	122,366
More than 24 months to 36 months	64,353	43,830
More than 36 months to 48 months	1,025	22,249
More than 48 months to 60 months	298	1,092
More than 60 months	1,307	1,164
Total certificate of deposit accounts	$ 1,526,338	$ 946,575

10. Borrowed Funds

Borrowed funds are summarized as follows at December 31:

| | 2022 | | 2021 | |
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
FHLB-NY advances - fixed rate:				
Due in 2022	$ —	—	$ 572,186	0.37
Due in 2023	815,501	4.08	39,001	0.48
Total FHLB-NY advances	815,501	4.08	611,187	0.38
Other Borrowings:				
Due in 2022	—	—	25,000	0.11
Subordinated debentures				
Due in 2031	123,285	3.52	122,885	3.52
Due in 2032	63,680	6.54	—	—
Total Subordinated debentures	186,965	4.55	122,885	3.52
Junior subordinated debentures - adjustable-rate due in 2037	50,507	7.44	56,472	1.74
Total borrowings	$ 1,052,973	4.32 %	$ 815,544	0.94 %

The FHLB-NY advances are fixed rate borrowings with no call provisions. The borrowings original terms range from one week to three years.

At December 31, 2022, the Company was able to borrow up to $3,800.1 million from the FHLB-NY in Federal Home Loan Bank advances and letters of credit. As of December 31, 2022, the Company had $1,889.2 million outstanding in combined balances of FHLB-NY advances and letters of credit. At December 31, 2022, the Company also has unsecured lines of credit with other commercial banks totaling $1,108.0 million, with none outstanding.

Subordinated Debentures

During the year ended December 31, 2022, the Holding Company issued subordinated debt with an aggregated principal amount of $65.0 million, receiving net proceeds totaling $63.6 million. The subordinated debt was issued at 6.0% fixed-to-floating rate maturing in 2032. The debt is fixed-rate for the first five years, after which it resets quarterly. Additionally, the debt is callable at par quarterly through its maturity date beginning September 1, 2027. The subordinated debentures the Company holds qualify as Tier 2 capital for regulatory purposes.

During the year ended December 31, 2021, the Holding Company issued subordinated debt with an aggregated principal amount of $125.0 million, receiving net proceeds totaling $122.8 million. The subordinated debt was issued at 3.125% fixed-to-floating rate maturing in 2031. The debt is fixed-rate for the first five years, after which it resets quarterly. Additionally, the debt is callable at par quarterly through its maturity date beginning December 1, 2026. The subordinated debentures the Company holds qualify as Tier 2 capital for regulatory purposes.

The Holding Company used $50.0 million of the proceeds from the subordinated debt issued in 2022 to increase its investment in its wholly-owned subsidiary, Flushing Bank. The remaining proceeds were maintained at the Holding Company for general use. A portion of the funds received from the subordinated debt issued in 2021 was used to call $90.3 million of previously issued and outstanding subordinated debentures. The $90.3 million was comprised of three separate issues of $75.0 million, $7.8 million and $7.5 million. All three issues were called in December 2021, with two of the issues called at par and the $7.5 million issue being called at a premium of 102.5. The premium paid upon call totaled $0.2 million and was recorded in the Consolidated Statements of Income in Other operating expenses.

Subordinated debt totaled $187.0 million at December 31, 2022, which included $3.0 million of unamortized debt issuance costs. These costs are being amortized to interest expense using the level yield method through the first call date of the subordinated debt.

The following table shows the terms of the subordinated debt issued or acquired by the Holding Company:

	Subordinated Debentures	
	2022	2021
	(Dollars in thousands)	
Amount	$ 65,000	$ 125,000
Issue Date	August 24, 2022	November 22, 2021
Initial Rate	6.000 %	3.125 %
First Reset Date	September 1, 2027	December 1, 2026
First Call Date	September 1, 2027	December 1, 2026
Holding Type	Variable	Variable
Spread over 3-month SOFR	3.130 %	2.035 %
Maturity Date	September 1, 2032	December 1, 2031

The subordinated debentures issued by the Company may not be redeemed prior to their respective first call dates, except that the Company may redeem the subordinated debentures at any time, at its option, in whole but not in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the subordinated debt for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the subordinated debt from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the subordinated debt plus any accrued and unpaid interest through, but excluding, the redemption date..

Junior Subordinated Debentures

The Holding Company has three trusts formed under the laws of the State of Delaware for the purpose of issuing capital and common securities, and investing the proceeds thereof in junior subordinated debentures of the Holding Company. Each of these trusts issued $20.6 million of securities which had a fixed-rate for the first five years, after which they reset quarterly based on a spread over 3-month London Interbank Offered Rate ("LIBOR"). The securities were first callable at par after five years, and pay cumulative dividends. The Holding Company has guaranteed the payment of these trusts' obligations under their capital securities. The terms of the junior subordinated debentures are the same as those of the capital securities issued by the trusts. The junior subordinated debentures issued by the Holding Company are carried at fair value in the consolidated financial statements.

The table below shows the terms of the securities issued by the trusts.

	Flushing Financial Capital Trust II	Flushing Financial Capital Trust III	Flushing Financial Capital Trust IV
Issue Date	June 20, 2007	June 21, 2007	July 3, 2007
Initial Rate	7.14 %	6.89 %	6.85 %
First Reset Date	September 1, 2012	June 15, 2012	July 30, 2012
Spread over 3-month LIBOR	1.41 %	1.44 %	1.42 %
Maturity Date	September 1, 2037	September 15, 2037	July 30, 2037

The consolidated financial statements do not include the securities issued by the trusts, but rather include the junior subordinated debentures of the Holding Company. The interest rate on junior subordinated debt will adjust in 2023 with the cessation of the publication of 3-month LIBOR to 3-month CME Term SOFR adjusted for relevant spread adjustment.

11. Income Taxes

The Company and its subsidiaries are subject to income tax within U.S. federal, New York, New York City, and various other state and local jurisdictions. The Company is undergoing examinations of New York City income tax returns for years ending December 31, 2015 through 2017 and New York State income tax returns for years ending December 31, 2017 through 2019. The New York State examination of tax years 2015 through 2016 was closed in 2022, without material changes. The Company remains subject to examination for its federal and various other states income tax returns for the years ending on or after December 31, 2019.

Income tax provisions are summarized as follows for the years ended December 31:

	2022	2021	2020
	(In thousands)		
Federal:			
Current	$ 17,565	$ 21,206	$ 14,178
Deferred	4	(1,128)	(4,990)
Total federal tax provision	17,569	20,078	9,188
State and Local:			
Current	10,198	8,004	967
Deferred	140	(597)	353
Total state and local tax provision	10,338	7,407	1,320
Total provision for income taxes	$ 27,907	$ 27,485	$ 10,508

The income tax provision in the Consolidated Statements of Income has been provided at effective rates of 26.6%, 25.2%, and 23.3% for the years ended December 31, 2022, 2021, and 2020, respectively. The effective rates differ from the statutory federal income tax rate as follows for the years ended December 31:

	2022		2021		2020	
	(Dollars in thousands)					
Taxes at federal statutory rate	$ 22,019	21.0 %	$ 22,948	21.0 %	$ 9,489	21.0 %
Increase (reduction) in taxes resulting from:						
State and local income tax, net of Federal income tax benefit	8,167	7.8	6,865	6.3	1,043	2.3
Tax exempt income, net	(2,083)	(2.0)	(1,150)	(1.0)	(875)	(1.9)
Nondeductible merger expense	—	—	—	—	543	1.2
Other	(196)	(0.2)	(1,178)	(1.1)	308	0.7
Taxes at effective rate	$ 27,907	26.6 %	$ 27,485	25.2 %	$ 10,508	23.3 %

The components of the net deferred tax assets are as follows at December 31:

		2022		2021
		(In thousands)		
Deferred tax assets:				
Allowance for credit losses on loans	$	12,528	$	11,532
Net unrealized losses on securities available for sale*		28,418		2,917
Operating lease liabilities		14,289		16,817
Accrued compensation		8,709		9,620
Stock based compensation		3,171		3,103
Depreciation		2,462		2,160
Derivative adjustments		2,030		349
Pension and post-retirement benefits		2,126		2,184
Other allowances		1,185		643
Acquisition fair value marks		960		1,373
Net operating losses		257		810
Net unrealized losses on pension and post-retirement benefits*		124		596
Net unrealized losses on cash flow hedges*		-		653
Other		989		1,360
Deferred tax assets		77,248		54,117
Deferred tax liabilities:				
Right of use assets		13,410		15,589
Net unrealized gains on cash flow hedges*		11,429		-
Deferred loan fees, net		3,930		4,253
Fair value adjustments		2,314		648
Net unrealized gains on entity specific fair value*		672		1,058
Other		24		703
Deferred tax liabilities		31,779		22,251
Net deferred tax asset included in other assets	$	45,469	$	31,866

*Represents the amount of deferred taxes recorded in accumulated other comprehensive loss.

At December 31, 2022, after considering all available positive and negative evidence, management concluded that a valuation allowance against deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized in future periods. While management continues to evaluate the need for a valuation allowance prospectively, it is not expected that a valuation allowance will be required based upon projected profitability.

At December 31, 2022 and 2021, the Company had no material unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company's policy is to recognize interest and penalties on income taxes in income tax expense.

12. Stock-Based Compensation

For the years ended December 31, 2022, 2021, and 2020, the Company's net income, as reported, includes $6.2 million, $7.9 million, and $6.0 million, respectively, of stock-based compensation costs, including the benefit or expense of phantom stock awards, and $1.6 million, $2.0 million, and $1.4 million, respectively, of income tax benefits related to the stock-based compensation plans.

The 2014 Omnibus Incentive Plan ("2014 Omnibus Plan") became effective on May 20, 2014 after adoption by the Board of Directors and approval by the stockholders. The 2014 Omnibus Plan authorizes the issuance of 1,100,000 shares. To the extent that an award under the 2014 Omnibus Plan is cancelled, expired, forfeited, settled in cash, settled by issuance of fewer shares than the number underlying the award, or otherwise terminated without delivery of shares to a participant in payment of the exercise price or taxes relating to an award, the shares retained by or returned to the Company will be available for future issuance under the 2014 Omnibus Plan. On May 31, 2017, stockholders approved an amendment to the 2014 Omnibus Plan (the "Amendment") authorizing an additional 672,000 shares available for future issuance. In addition, to increasing the number of shares for future grants, the Amendment eliminated, in the case of stock options and SARs, the ability to recycle shares used to satisfy the exercise price or taxes for such awards. On May 18, 2021, stockholders approved an additional 1,100,000 shares available for future issuance. Including the additional shares authorized from the Amendment, 968,657 shares were available for future issuance under the 2014 Omnibus Plan at December 31, 2022. To fund restricted stock unit awards or option exercises, shares are issued from treasury stock, if available; otherwise, new shares are issued. Options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards granted under the 2014 Omnibus Plan are generally subject to a minimum vesting period of three years with stock options having a 10-year maximum contractual term. Other awards do not have a contractual term of expiration. The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") is authorized to grant awards that vest upon a participant's retirement. These amounts are included in stock-based compensation expense at the time of the participant's retirement eligibility.

The Company has a long-term incentive compensation program for certain Company executive officers that includes grants of performance-based restricted stock units ("PRSUs") in addition to time-based restricted stock units ("RSU"). Under the terms of the PRSU Agreement, the number of PRSUs that may be earned depends on the extent to which performance goals for the award are achieved over a three-year performance period, as determined by the Compensation Committee of the Board. The number of PRSUs that may be earned ranges from 0% to 150% of the target award, with no PRSUs earned for below threshold-level performance, 50% of PRSUs earned for threshold-level performance, 100% of PRSUs earned for target-level performance, and 150% of PRSUs earned for maximum-level performance. As of December 31, 2022, PRSU's granted in 2022 are being accrued at target, PRSU's granted in 2021 are being accrued at above target and PRSU's granted in 2020 are being accrued at below target. The different levels of accrual are commensurate with the projected Company's performance for the respective grant.

The Company uses the fair value of the common stock on the date of award to measure compensation cost for restricted stock unit awards. Compensation cost is recognized over the vesting period of the award using the straight line method. There were 212,811, 238,985, and 173,528 RSU's granted for the years ended December 31, 2022, 2021, and 2020, respectively, and 63,250, 94,185, and 72,143 PRSU's granted for the year ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes the Company's RSU and PRSU awards under the 2014 Omnibus Plan for the year ended December 31, 2022:

| | RSU Awards | | PRSU Awards | |
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2021	310,430	$ 21.49	102,920	$ 20.02
Granted	212,811	24.83	63,250	25.11
Vested	(245,758)	23.45	(83,473)	23.19
Forfeited	(1,895)	23.99	(13,897)	19.79
Non-vested at December 31, 2022	275,588	$ 22.30	68,800	$ 20.90
Vested but unissued at December 31, 2022	252,936	$ 22.38	130,328	$ 20.83

As of December 31, 2022, there was $4.3 million of total unrecognized compensation cost related to RSU and PRSU awards granted under the 2014 Omnibus Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of awards vested for the years ended December 31, 2022, 2021, and 2020 were $7.6 million, $5.9 million, and $5.7 million, respectively. The vested but unissued RSU awards consist of awards made to employees and directors who are eligible for retirement. The vested but unissued PRSU awards consist of awards made to employees who are eligible for retirement. According to the terms of these awards, which provide for vesting upon retirement, these employees and directors have no risk of forfeiture. These shares will be issued at the original contractual vesting and settlement dates.

Phantom Stock Plan: The Company maintains a non-qualified phantom stock plan as a supplement to its profit sharing plan for officers who have achieved the designated level and completed one year of service. Awards are made under this plan on certain compensation not eligible for contributions made under the profit sharing plan, due to the terms of the profit sharing plan and the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Employees receive awards under this plan proportionate to the amount they would have received under the profit sharing plan, but for limits imposed by the profit sharing plan and the Internal Revenue Code. The awards are made as cash awards, and then converted to common stock equivalents (phantom shares) at the then current fair value of the Company's common stock. Dividends are credited to each employee's account in the form of additional phantom shares each time the Company pays a dividend on its common stock. In the event of a change of control (as defined in this plan), an employee's interest is converted to a fixed dollar amount and deemed to be invested in the same manner as their interest in the Bank's non-qualified deferred compensation plan. Employees vest under this plan 20% per year for the first 5 years of employment and are 100% vested thereafter. Employees also become 100% vested upon a change of control. Employees receive their vested interest in this plan in the form of a cash lump sum payment or installments, as elected by the employee, after termination of employment. The Company adjusts its liability under this plan to the fair value of the shares at the end of each period.

The following table summarizes the Company's Phantom Stock Plan at or for the year ended December 31, 2022:

Phantom Stock Plan	Shares	Fair Value
Outstanding at December 31, 2021	128,881	$ 24.30
Granted	30,522	23.69
Distributions	(993)	23.36
Outstanding at December 31, 2022	158,410	$ 19.38
Vested at December 31, 2022	158,312	$ 19.38

The Company recorded stock-based compensation (benefit) expense for the phantom stock plan of ($0.6) million, $1.1 million, and ($0.4) million for the years ended December 31, 2022, 2021, and 2020, respectively. The total fair value of distributions from the phantom stock plan were $23,000, $52,000, and $10,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

13. Pension and Other Postretirement Benefit Plans

The amounts recognized in accumulated other comprehensive loss, on a pre-tax basis, consist of the following, as of December 31:

	Net Actuarial Loss (Gain)			Prior Service Cost (Credit)			Total		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	(In thousands)								
Employee Retirement Plan	$ 3,944	$ 1,414	$ 1,775	$ —	$ —	$ —	$ 3,944	$ 1,414	$ 1,775
Other Postretirement Benefit Plans	(2,512)	932	1,333	—	(27)	(112)	(2,512)	905	1,221
Outside Directors Plan	(1,034)	(440)	(274)	—	—	—	(1,034)	(440)	(274)
Total	$ 398	$ 1,906	$ 2,834	$ —	$ (27)	$ (112)	$ 398	$ 1,879	$ 2,722

Employee Retirement Plan:

The Company has a funded noncontributory defined benefit retirement plan covering substantially all of its salaried employees who were hired before September 1, 2005 (the "Retirement Plan"). The benefits are based on years of service and the employee's compensation during the three consecutive years out of the final ten years of service, which was completed prior to September 30, 2006, the date the Retirement Plan was frozen, that produces the highest average. The Bank's funding policy is to contribute annually the amount recommended by the Retirement Plan's actuary. At December 31, 2022 and 2021, the Bank's Retirement Plan is invested 100% in fixed income funds. The Company did not make a contribution to the Retirement Plan during the years ended December 31, 2022, 2021, and 2020. The Company uses a December 31 measurement date for the Retirement Plan.

The following table sets forth, for the Retirement Plan, the change in benefit obligation and assets, and for the Company, the amounts recognized in the Consolidated Statements of Financial Condition at December 31:

	2022	2021
	(In thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 22,109	$ 24,227
Interest cost	553	512
Actuarial gain	(4,243)	(1,562)
Benefits paid	(1,247)	(1,068)
Projected benefit obligation at end of year	17,172	22,109
Change in plan assets:		
Market value of assets at beginning of year	26,059	27,720
Actual return on plan assets	(5,747)	(593)
Benefits paid	(1,247)	(1,068)
Market value of plan assets at end of year	19,065	26,059
Accrued pension asset included in other assets	$ 1,893	$ 3,950

Assumptions used to determine the Retirement Plan's benefit obligations are as follows at December 31:

	2022	2021
Weighted average discount rate	4.93 %	2.58 %
Rate of increase in future compensation levels	n/a	n/a

The mortality assumptions for 2022 and 2021 were based on the Pri-2012 Total Dataset with Scale MP-2021.

The components of the net pension (benefit) expense for the Retirement Plan are as follows for the years ended December 31:

	2022	2021	2020
	(in thousands)		
Interest cost	$ 553	$ 512	$ 652
Amortization of unrecognized loss	5	488	444
Expected return on plan assets	(1,031)	(1,096)	(1,028)
Net pension (benefit) expense	(473)	(96)	68
Current year actuarial loss (gain)	2,535	127	(54)
Amortization of actuarial losses	(5)	(488)	(444)
Total recognized in other comprehensive loss	2,530	(361)	(498)
Total recognized in net pension (benefit) expense and other comprehensive loss	$ 2,057	$ (457)	$ (430)

Assumptions used to develop periodic pension cost for the Retirement Plan for the years ended December 31:

	2022	2021	2020
Weighted average discount rate	2.58 %	2.18 %	3.00 %
Rate of increase in future compensation levels	n/a	n/a	n/a
Expected long-term rate of return on assets	4.25 %	4.75 %	4.75 %

The following benefit payments are expected to be paid by the Retirement Plan for the years ending December 31:

	Future Benefit Payments
	(In thousands)
2023	$ 1,281
2024	1,260
2025	1,249
2026	1,246
2027	1,244
2028-2032	6,163

The long-term rate of return on assets assumption was set based on historical returns earned by fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Fixed income securities were assumed to earn real rates of return in the ranges of 3-5%. When these overall return expectations are applied to the plans target allocation, the result is an expected rate return of 4.25% for 2022.

The Retirement Plan's weighted average asset allocations by asset category at December 31:

	2022	2021
Equity securities	— %	— %
Debt securities	100 %	100 %

At December 31, 2022, Plan assets are invested in a diversified mix of fixed income funds.

The long-term investment objectives are to maintain plan assets at a level that will sufficiently cover long-term obligations and to generate a return on plan assets that will meet or exceed the rate at which long-term obligations will grow. Adjustments to this mix are made periodically based on current capital market conditions and plan funding levels. Performance of the investment fund managers is monitored on an ongoing basis using modern portfolio risk analysis and appropriate index benchmarks.

The Company does not expect to make a contribution to the Retirement Plan in 2023.

The following table sets forth the Retirement Plan's assets at the periods indicated:

	At December 31,	
	2022	2021
	(In thousands)	
Pooled Separate Accounts		
Long duration bond fund (a)	$ 4,596	$ 11,700
Long corporate bond fund (b)	3,754	5,157
Prudential short term (c)	262	150
Mutual Fund		
Investment grade bond fund (d)	10,453	9,052
Total	$ 19,065	$ 26,059

a. Comprised of fixed income securities with durations of longer than six years that seek to maximize total return consistent with the preservation of capital and prudent investment management.
b. Comprised of corporate bonds with an average duration within 0.25 years of the benchmark and its average credit quality is no lower than BBB. The fund seeks to outperform the Bloomberg Barclays Long Corporate Bond Index.
c. Comprised of money market instruments with an emphasis on safety and liquidity.
d. Comprised of high quality corporate bonds diversified broadly across industries, issuers and regions. The funds primary benchmark is the Bloomberg Barclays U.S. Credit Index.

The fair value of the mutual fund is determined daily using quoted market prices in an open market (level 1). The fair value of the pooled separate accounts is determined by the investment manager and is based on the value of the underlying assets held at December 31, 2022 and 2021. These are measured at net asset value under the practical expedient with future redemption dates.

The fair values of the Plan's investments in pooled separate accounts are calculated each business day. All investments can be redeemed on a daily basis without restriction. The investments in pooled separate accounts, which are valued at net asset value, have not been classified in the fair value hierarchy in accordance with Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)".

Other Postretirement Benefit Plans:

The Company sponsors two unfunded postretirement benefit plans (the "Postretirement Plans") that cover all retirees hired prior to January 1, 2011, who were full-time permanent employees with at least five years of service, and their spouses. Effective January 1, 2011, the Postretirement Plans are no longer available for new hires. One plan provides medical benefits through a 50% cost sharing arrangement. Effective January 1, 2000, the spouses of future retirees were required to pay 100% of the premiums for their coverage. The other plan provides life insurance benefits and is noncontributory. Effective January 1, 2010, life insurance benefits are not available for future retirees. Under these programs, eligible retirees receive lifetime medical and life insurance coverage for themselves and lifetime medical coverage for their spouses. The Company reserves the right to amend or terminate these plans at its discretion.

Comprehensive medical plan benefits equal the lesser of the normal plan benefit or the total amount not paid by Medicare. Life insurance benefits for retirees are based on annual compensation and age at retirement. As of December 31, 2022, the Company has not funded these plans. The Company used a December 31 measurement date for these plans.

The following table sets forth, for the Postretirement Plans, the change in benefit obligation and assets, and for the Company, the amounts recognized in the Consolidated Statements of Financial Condition at December 31:

	2022	2021
	(In thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 10,853	$ 10,799
Service cost	269	293
Interest cost	277	233
Actuarial gain	(3,444)	(370)
Benefits paid	(104)	(102)
Projected benefit obligation at end of year	7,851	10,853
Change in plan assets:		
Market value of assets at beginning of year	—	—
Employer contributions	104	102
Benefits paid	(104)	(102)
Market value of plan assets at end of year	—	—
Accrued pension cost included in other liabilities	$ 7,851	$ 10,853

Assumptions used in determining the actuarial present value of the accumulated postretirement benefit obligations at December 31 are as follows:

	2022	2021
Discount rate	4.93 %	2.58 %
Rate of increase in health care costs		
Initial	7.50 %	7.50 %
Ultimate (year 2027)	4.44 %	5.00 %
Annual rate of salary increase for life insurance	n/a	n/a

The mortality assumptions for 2022 and 2021 were based on the Pri-2012 with Scale MP-2021.

The resulting net periodic postretirement expense consisted of the following components for the years ended December 31:

	2022	2021	2020
	(In thousands)		
Service cost	$ 269	$ 293	$ 274
Interest cost	277	233	259
Amortization of unrecognized loss	—	30	—
Amortization of past service credit	(27)	(85)	(85)
Net postretirement benefit expense	519	471	448
Current year actuarial (gain) loss	(3,444)	(370)	1,599
Amortization of actuarial loss	—	(31)	—
Amortization of prior service credit	27	85	85
Total recognized in other comprehensive loss	(3,417)	(316)	1,684
Total recognized in net postretirement expense and other comprehensive loss	$ (2,898)	$ 155	$ 2,132

Assumptions used to develop periodic postretirement expense for the Postretirement Plans for the years ended December 31:

	2022	2021	2020
Rate of return on plan assets	n/a	n/a	n/a
Discount rate	2.58 %	2.18 %	3.00 %
Rate of increase in health care costs			
Initial	7.50 %	7.50 %	7.50 %
Ultimate (year 2027)	5.00 %	5.00 %	5.00 %
Annual rate of salary increase for life insurance	n/a	n/a	n/a

The following benefit payments under the Postretirement Plan, which reflect expected future service, are expected to be paid for the years ending December 31:

	Future Benefit Payments
	(In thousands)
2023	$ 259
2024	311
2025	347
2026	372
2027	417
2028-2032	2,629

Defined Contribution Plans:

The Bank maintains a tax qualified 401(k) plan which covers substantially all salaried employees who have completed one year of service. Currently, annual matching contributions under the Bank's 401(k) plan equal 50% of the employee's contributions, up to a maximum of 3% of the employee's base salary. In addition, the 401(k) plan includes the Defined Contribution Retirement Plan ("DCRP"), under which the Bank contributes an amount equal to 4% of an employee's eligible compensation as defined in the plan, and the Profit Sharing Plan ("PSP") under, which at the discretion of the Company's Board of Directors, a contribution is made. Employees hired after December 31, 2019 are not eligible to receive DCRP and PSP contributions. Contributions for the DCRP and PSP are made in the form of Company common stock at or after the end of each year. Annual contributions under these plans are subject to the limits imposed under the

Internal Revenue Code. Contributions by the Company into the 401(k) plan vest 20% per year over the employee's first five years of service. Contributions to these plans are 100% vested upon a change of control (as defined in the applicable plan). Compensation expense recorded by the Company for these plans amounted to $4.7 million, $7.4 million, and $3.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The Bank provides a non-qualified deferred compensation plan as an incentive for officers who have achieved the designated level and completed one year of service. In addition to the amounts deferred by the officers, the Bank matches 50% of their contributions, generally up to a maximum of 5% of the officers' base salary. Matching contributions under this plan vest 20% per year for five years. The non-qualified deferred compensation plan assets are held in a rabbi trust totaling $16.4 million and $18.2 million at December 31, 2022 and 2021, respectively. Contributions become 100% vested upon a change of control (as defined in the plan). Compensation expense recorded by the Company for this plan amounted to $0.5 million for each of the years 2022, 2021 and 2020.

Employee Benefit Trust:

An Employee Benefit Trust ("EBT") was established to assist the Company in funding its benefit plan obligations. Dividend payments received were used to purchase additional shares of common stock. Shares released were used solely for funding matching contributions under the Bank's 401(k) plan, contributions to the 401(k) plan for the DCRP, and contributions to the PSP. For the years ended December 31, 2022, 2021, and 2020, the Company funded $0.4 million, $0.5 million, and $2.6 million, respectively, of employer contributions to the 401(k), DCRP and profit sharing plans from the EBT. In 2022, all remaining shares held in the EBT were distributed, as the Company decided not to replenish the EBT and allowed it to be extinguished.

As shares were released from the EBT, the Company reported compensation expense equal to the current market price of the shares, and the shares became outstanding for earnings per share computations.

The EBT shares are as follows at December 31:

	2022	2021
Shares owned by Employee Benefit Trust, beginning balance	17,964	39,861
Shares purchased	—	1,039
Shares released and allocated	(17,964)	(22,936)
Shares owned by Employee Benefit Trust, ending balance	—	17,964
Market value of unallocated shares	$ —	$ 436,525

Outside Director Retirement Plan:

The Bank has an unfunded noncontributory defined benefit Outside Director Retirement Plan (the "Directors' Plan"), which provides benefits to each non-employee director who became a non-employee director before January 1, 2004. Upon termination an eligible director will be paid an annual retirement benefit equal to $48,000. Such benefit will be paid in equal monthly installments for 120 months. In the event of a termination of Board service due to a change of control, an eligible non-employee director will receive a cash lump sum payment equal to 120 months of benefit. In the event of the director's death, the surviving spouse will receive the equivalent benefit. No benefits will be payable to a director who is removed for cause. The Holding Company has guaranteed the payment of benefits under the Directors' Plan, for this reason the Bank has assets held in a rabbi trust totaling $1.9 million at each December 31, 2022 and 2021. The Bank uses a December 31 measurement date for the Directors' Plan.

The following table sets forth, for the Directors' Plan, the change in benefit obligation and assets, and for the Company, the amounts recognized in the Consolidated Statements of Financial Condition at December 31:

	2022	2021
	(In thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 2,010	$ 2,276
Service cost	11	16
Interest cost	48	46
Actuarial gain	(623)	(184)
Benefits paid	(144)	(144)
Projected benefit obligation at end of year	1,302	2,010
Change in plan assets:		
Market value of assets at beginning of year	—	—
Employer contributions	144	144
Benefits paid	(144)	(144)
Market value of plan assets at end of year	—	—
Accrued pension cost included in other liabilities	$ 1,302	$ 2,010

The components of the net pension expense for the Directors' Plan are as follows for the years ended December 31:

	2022	2021	2020
	(In thousands)		
Service cost	$ 11	$ 16	$ 15
Interest cost	48	46	64
Amortization of unrecognized gain	(29)	(18)	(55)
Net pension expense	30	44	24
Current actuarial (gain) loss	(623)	(184)	51
Amortization of actuarial gain	29	18	55
Total recognized in other comprehensive income	(594)	(166)	106
Total recognized in net pension expense and other comprehensive loss	$ (564)	$ (122)	$ 130

Assumptions used to determine benefit obligations and periodic pension expense for the Directors' Plan for the years ended December 31:

	2022	2021	2020
Weighted average discount rate for the benefit obligation	4.93 %	2.58 %	2.18 %
Weighted average discount rate for periodic pension benefit expense	2.58 %	2.18 %	3.00 %
Rate of increase in future compensation levels	n/a	n/a	n/a

The following benefit payments under the Directors' Plan, which reflect expected future service, are expected to be paid for the years ending December 31:

	Future Benefit Payments
	(In thousands)
2023	$ 208
2024	172
2025	144
2026	144
2027	144
2028 - 2032	544

14. Stockholders' Equity

Dividend Restrictions on the Bank:

In connection with the Bank's conversion from mutual to stock form in November 1995, a special liquidation account was established at the time of conversion, in accordance with the requirements of its primary regulator, which was equal to its capital as of June 30, 1995. The liquidation account is reduced as and to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. As of December 31, 2022 and 2021, the Bank's liquidation account was $0.3 million and $0.4 million, respectively and was presented within retained earnings.

In addition to the restriction described above, New York State and Federal banking regulations place certain restrictions on dividends paid by the Bank to the Holding Company. The total amount of dividends which may be paid at any date is generally limited to the net income of the Bank for the current year and prior two years, less any dividends previously paid from those earnings. As of December 31, 2022, the Bank had $81.9 million in retained earnings available to distribute to the Holding Company in the form of cash dividends.

In addition, dividends paid by the Bank to the Holding Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

As a bank holding company, the Holding Company is subject to similar dividend restrictions.

Treasury Stock Transactions:

The Holding Company repurchased 1,253,725 common shares at an average cost of $21.73 and 436,619 common shares at an average cost of $22.88 during the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, 594,462 shares remained subject to repurchase under the authorized stock repurchase program. Stock will be purchased under the authorized stock repurchase program from time to time, in the open market or through private transactions, subject to market conditions and at the discretion of the management of the Company. There is no expiration or maximum dollar amount under this authorization.

Accumulated Other Comprehensive Loss:

The following are changes in accumulated other comprehensive loss by component, net of tax, for the years ended:

December 31, 2022	Unrealized Gains (Losses) on Available for Sale Securities	Unrealized Gains (Losses) on Cash flow Hedges	Defined Benefit Pension Items	Fair Value Option Elected on Liabilities	Total
	(In thousands)				
Beginning balance, net of tax	$ (6,272)	$ (1,406)	$ (1,282)	$ 2,276	$ (6,684)
Other comprehensive income before reclassifications, net of tax	(64,381)	23,812	1,043	(763)	(40,289)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	7,547	2,974	(36)	—	10,485
Net current period other comprehensive income, net of tax	(56,834)	26,786	1,007	(763)	(29,804)
Ending balance, net of tax	$ (63,106)	$ 25,380	$ (275)	$ 1,513	$ (36,488)

December 31, 2021	Unrealized Gains (Losses) on Available for Sale Securities	Unrealized Gains (Losses) on Cash flow Hedges	Defined Benefit Pension Items	Fair Value Option Elected on Liabilities	Total
	(In thousands)				
Beginning balance, net of tax	$ 1,290	$ (17,521)	$ (1,884)	$ 1,849	$ (16,266)
Other comprehensive income before reclassifications, net of tax	(7,484)	8,819	319	427	2,081
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	(78)	7,296	283	—	7,501
Net current period other comprehensive income, net of tax	(7,562)	16,115	602	427	9,582
Ending balance, net of tax	$ (6,272)	$ (1,406)	$ (1,282)	$ 2,276	$ (6,684)

December 31, 2020	Unrealized Gains (Losses) on Available for Sale Securities	Unrealized Gains (Losses) on Cash flow Hedges	Defined Benefit Pension Items	Fair Value Option Elected on Liabilities	Total
	(In thousands)				
Beginning balance, net of tax	$ (3,982)	$ (5,863)	$ (983)	$ 1,021	$ (9,807)
Other comprehensive income before reclassifications, net of tax	4,787	(14,924)	(1,112)	828	(10,421)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	485	3,266	211	—	3,962
Net current period other comprehensive income, net of tax	5,272	(11,658)	(901)	828	(6,459)
Ending balance, net of tax	$ 1,290	$ (17,521)	$ (1,884)	$ 1,849	$ (16,266)

The following tables set forth significant amounts reclassified out of accumulated other comprehensive loss by component for the periods indicated:

	For the Year Ended December 31, 2022		
Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income *(Dollars in thousands)*		Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains losses on available for sale securities:			
	$	(10,948)	Net gain (loss) on sale of securities
		3,401	Tax benefit
	$	(7,547)	Net of tax
Cash flow hedges:			
Interest rate swaps	$	(4,341)	Interest (expense)
		1,367	Tax benefit
	$	(2,974)	Net of tax
Amortization of defined benefit pension items:			
Actuarial losses	$	24	Other operating expense
Prior service credits		27	Other operating expense
		51	Total before tax
		(15)	Tax expense
	$	36	Net of tax

	For the Year Ended December 31, 2021		
Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income *(Dollars in thousands)*		Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available for sale securities:	$	113	Net gain (loss) on sale of securities
		(35)	Tax expense
	$	78	Net of tax
Cash flow hedges:			
Interest rate swaps	$	(10,623)	Interest (expense)
		3,327	Tax benefit
	$	(7,296)	Net of tax
Amortization of defined benefit pension items:			
Actuarial losses	$	(500)	Other operating expense
Prior service credits		85	Other operating expense
		(415)	Total before tax
		132	Tax benefit
	$	(283)	Net of tax

For the Year Ended December 31, 2020		
Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement Where Net Income is Presented
	(Dollars in thousands)	
Unrealized gains (losses) on available for sale securities:	$ (701)	Net loss on sale of securities
	216	Tax benefit
	$ (485)	Net of tax
Cash flow hedges:		
Interest rate swaps	$ (4,732)	Interest expense
	1,466	Tax benefit
	$ (3,266)	Net of tax
Amortization of defined benefit pension items:		
Actuarial losses	$ (390)	Other operating expenses
Prior service credits	85	Other operating expenses
	(305)	Total before tax
	94	Tax benefit
	$ (211)	Net of tax

15. Regulatory Capital

Under current capital regulations, the Bank is required to comply with four separate capital adequacy standards. As of December 31, 2022, the Bank continued to be categorized as "well-capitalized" under the prompt corrective action regulations and continued to exceed all regulatory capital requirements. The Bank is also required to comply with a Capital Conservation Buffer ("CCB"). The CCB is designed to establish a capital range above minimum capital requirements and impose constraints on dividends, share buybacks and discretionary bonus payments when capital levels fall below prescribed levels. The minimum CCB is 2.5%. The CCB for the Bank at December 31, 2022 and 2021 was 6.37% and 6.13%, respectively.

Set forth below is a summary of the Bank's compliance with banking regulatory capital standards.

	December 31, 2022		December 31, 2021	
	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)			
Tier I (leverage) capital:				
Capital level	$ 915,628	10.56 %	$ 840,105	10.39 %
Requirement to be well-capitalized	433,667	5.00	404,366	5.00
Excess	481,961	5.56	435,739	5.39
Common Equity Tier I risk-based capital:				
Capital level	$ 915,628	13.79 %	$ 840,105	13.58 %
Requirement to be well-capitalized	431,734	6.50	402,100	6.50
Excess	483,894	7.29	438,005	7.08
Tier I risk-based capital:				
Capital level	$ 915,628	13.79 %	$ 840,105	13.58 %
Requirement to be well-capitalized	531,365	8.00	494,892	8.00
Excess	384,263	5.79	345,213	5.58
Total risk-based capital:				
Capital level	$ 954,457	14.37 %	$ 874,400	14.13 %
Requirement to be well-capitalized	664,206	10.00	618,615	10.00
Excess	290,251	4.37	255,785	4.13

The Holding Company is subject to the same regulatory capital requirements as the Bank. As of December 31, 2022, the Holding Company continues to be categorized as "well-capitalized" under the prompt corrective action regulations and continues to exceed all regulatory capital requirements. The CCB for the Holding Company at December 31, 2022 and 2021 was 5.25% and 5.75%, respectively.

Set forth below is a summary of the Holding Company's compliance with banking regulatory capital standards.

| | December 31, 2022 | | December 31, 2021 | |
| | Amount | Percent of Assets | Amount | Percent of Assets |
	(Dollars in thousands)			
Tier I (leverage) capital:				
Capital level	$ 746,880	8.61 %	$ 726,174	8.98 %
Requirement to be well-capitalized	433,607	5.00	404,422	5.00
Excess	313,273	3.61	321,752	3.98
Common Equity Tier I risk-based capital:				
Capital level	$ 698,258	10.52 %	$ 671,494	10.86 %
Requirement to be well-capitalized	431,635	6.50	401,836	6.50
Excess	266,623	4.02	269,658	4.36
Tier I risk-based capital:				
Capital level	$ 746,880	11.25 %	$ 726,174	11.75 %
Requirement to be well-capitalized	531,243	8.00	494,568	8.00
Excess	215,637	3.25	231,606	3.75
Total risk-based capital:				
Capital level	$ 975,709	14.69 %	$ 885,469	14.32 %
Requirement to be well-capitalized	664,054	10.00	618,210	10.00
Excess	311,655	4.69	267,259	4.32

16. Leases

The Company has 30 operating leases for branches (including headquarters) and office spaces, 10 operating leases for vehicles, and one operating lease for equipment. Our leases have remaining lease terms ranging from less than three months to approximately 13 years, none of which has a renewal option reasonably certain of exercise, which has been reflected in the Company's calculation of lease term.

The Company has elected the short-term lease recognition exemption such that the Company will not recognize ROU assets or lease liabilities for leases with a term of less than 12 months from the commencement date. The Company has two agreements in 2022 and one agreement in 2021 that qualified as short-term leases.

Certain leases have escalation clauses for operating expenses and real estate taxes. The Company's non-cancelable Operating lease agreements expire through 2036.

Supplemental balance sheet information related to leases was as follows:

(Dollars in thousands)	December 31, 2022	December 31, 2021
Operating lease ROU assets	$ 43,289	$ 50,200
Operating lease liabilities	$ 46,125	$ 54,155
Weighted-average remaining lease term-operating leases	6.6 years	7.4 years
Weighted average discount rate-operating leases	2.9%	3.1%

The components of lease expense and cash flow information related to leases were as follows:

(Dollars in thousands)	Line Item Presented	For the year ended December 31,					
			2022		2021		2020
Lease Cost							
Operating lease cost	Occupancy and equipment	$	8,510	$	8,609	$	7,657
Operating lease cost	Other operating expenses		93		80		68
Short-term lease cost	Professional Services and Other operating expenses		193		164		139
Variable lease cost	Occupancy and equipment		999		1,065		1,128
Total lease cost		$	9,795	$	9,918	$	8,992
Other information							
Cash paid for amounts included in the measurement of lease liabilities							
Operating cash flows from operating leases		$	9,459	$	12,811	$	8,316
Right-of-use assets obtained in exchange for new operating lease liabilities		$	1,208	$	6,570	$	5,484
Right-of-use assets obtained in acquisition		$	—		—	$	9,993

The Company's minimum annual rental payments at December 31, 2022 for Bank facilities due under non-cancelable leases are as follows:

	Minimum Rental	
	(In thousands)	
Years ended December 31:		
2023	$	8,763
2024		9,373
2025		8,699
2026		7,806
2027		3,711
Thereafter		12,814
Total minimum payments required		51,166
Less: implied interest		5,041
Total lease obligations	$	46,125

17. Commitments and Contingencies

Commitments:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and lines of credit. The instruments involve, to varying degrees, elements of credit and market risks in excess of the amount recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for loan commitments and lines of credit is represented by the contractual amounts of these instruments.

Commitments to extend credit (principally real estate mortgage loans) and lines of credit (principally business lines of credit and home equity lines of credit) amounted to $55.1 million and $383.4 million, respectively, at December 31, 2022. Included in these commitments were $12.1 million of fixed-rate commitments at a weighted average rate of 4.67% and $426.3 million of adjustable-rate commitments with a weighted average rate of 7.14%, as of December 31, 2022. Since generally all of the loan commitments are expected to be drawn upon, the total loan commitments approximate future cash requirements, whereas the amounts of lines of credit may not be indicative of the Company's future cash requirements. The loan commitments generally expire in 90 days, while construction loan lines of credit mature within eighteen months and home equity lines of credit mature within ten years. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral held consists primarily of real estate.

The Bank collateralized a portion of its deposits with letters of credit issued by FHLB-NY. At December 31, 2022 and 2021, there were $1,073.7 million and $818.4 million, respectively, of letters of credit outstanding. The letters of credit are collateralized by mortgage loans pledged by the Bank.

The Company had purchase obligations totaling $18.9 million and $24.8 million as of December 31, 2022 and 2021, respectively, which are primarily related to contracts with data processing, loan servicing and check processing services provided by third-party vendors. During the years ended December 31, 2022 and 2021, the Company purchased $6.2 million and $7.8 million, respectively, of services provided by third-party vendors.

The Trusts issued capital securities with a par value of $61.9 million in June and July 2007. The Holding Company has guaranteed the payment of the Trusts' obligations under these capital securities.

Contingencies:

The Company is a defendant in various lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various matters will not result in any material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

18. Concentration of Credit Risk

The Company's lending is concentrated in the New York City metropolitan area. The Company evaluates each customer's creditworthiness on a case-by-case basis under the Company's established underwriting policies. The collateral obtained by the Company generally consists of first liens on one-to-four family residential, multi-family residential, and commercial real estate. The largest amount the Bank could lend to one borrower was approximately $137.3 million and $126.0 million at December 31, 2022 and 2021, respectively. The Bank's largest aggregate amount of outstanding loans to one borrower was $109.4 million, and $93.8 million at December 31, 2022 and 2021, respectively, all of which were performing according to their terms.

19. Related Party Transactions

At December 31, 2022 and 2021, there were no outstanding loans to any related party. Deposits of related parties totaled $7.7 million and $10.9 million at December 31, 2022 and 2021, respectively.

20. Fair Value of Financial Instruments

The Company carries certain financial assets and financial liabilities at fair value in accordance with GAAP which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value and expands disclosures about fair value measurements. GAAP permits entities to choose to measure many financial instruments and certain other items at fair value. At December 31, 2022, the Company carried financial assets and financial liabilities under the fair value option with fair values of $13.0 million and $50.5 million, respectively. At December 31, 2021, the Company carried financial assets and financial liabilities under the fair value option with fair values of $14.6 million and $56.5 million, respectively. The Company did not purchase or sell any financial assets or liabilities under the fair value option during the years ended December 31, 2022 and 2021.

Management selected the fair value option for certain investment securities, and certain borrowed funds as the yield, at the time of election, on the financial assets was below-market, while the rate on the financial liabilities was above-market rate. Management also considered the average duration of these instruments, which, for investment securities, was longer than the average for the portfolio of securities, and, for borrowings, primarily represented the longer-term borrowings of the Company. Choosing these instruments for the fair value option adjusted the carrying value of these financial assets and financial liabilities to their current fair value, and more closely aligned the financial performance of the Company with the economic value of these financial instruments. Management believed that electing the fair value option for these financial assets and financial liabilities allows them to better react to changes in interest rates. At the time of election, Management did not elect the fair value option for investment securities and borrowings with shorter duration, adjustable-rates, and yields that approximated the then current market rate, as management believed that these financial assets and financial liabilities approximated their economic value.

The following table presents the financial assets and financial liabilities reported at fair value under the fair value option at December 31, 2022 and 2021, and the changes in fair value included in the Consolidated Statement of Income – Net loss from fair value adjustments:

Description	Fair Value Measurements at December 31, 2022	Fair Value Measurements at December 31, 2021	Changes in Fair Values For Items Measured at Fair Value Pursuant to Election of the Fair Value Option For the year ended December 31, 2022	2021	2020
(In thousands)					
Mortgage-backed securities	$ 295	$ 388	$ (27)	$ (5)	$ 3
Other securities	12,728	14,180	(1,639)	36	230
Borrowed funds	50,507	56,472	7,394	(14,004)	(50)
Net gain (loss) from fair value adjustments [1]			$ 5,728	$ (13,973)	$ 183

---

(1) The net gain (loss) from fair value adjustments presented in the above table does not include net gains (losses) of $1.0 million, and ($2.3) million from the change in fair value of derivative instruments during the years ended December 31, 2021, and 2020, respectively. There were no gains (losses) in 2022.

Included in the fair value of the financial assets and financial liabilities selected for the fair value option is the accrued interest receivable or payable for the related instrument. The Company reports as interest income or interest expense in the Consolidated Statement of Income, the interest receivable or payable on the financial instruments selected for the fair value option at their respective contractual rates.

The borrowed funds have a contractual principal amount of $61.9 million at December 31, 2022 and 2021. The fair value of borrowed funds includes accrued interest payable of $0.4 million and $0.1 million at December 31, 2022 and 2021, respectively.

The Company generally holds its earning assets, other than securities available for sale, to maturity and settles its liabilities at maturity. However, fair value estimates are made at a specific point in time and are based on relevant market information. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Accordingly, as assumptions change, such as interest rates and prepayments, fair value estimates change and these amounts may not necessarily be realized in an immediate sale.

Disclosure of fair value does not require fair value information for items that do not meet the definition of a financial instrument or certain other financial instruments specifically excluded from its requirements. These items include core deposit intangibles and other customer relationships, premises and equipment, leases, income taxes and equity.

Further, fair value disclosure does not attempt to value future income or business. These items may be material and accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying "market" or franchise value of the Company.

Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1); (2) significant other observable inputs (Level 2); or (3) significant unobservable inputs (Level 3).

A description of the methods and significant assumptions utilized in estimating the fair value of the Company's assets and liabilities that are carried at fair value on a recurring basis are as follows:

Level 1 – where quoted market prices are available in an active market. At December 31, 2022 and 2021, Level 1 included one mutual fund.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued. Fair value can also be estimated by using pricing models, or discounted cash flows. Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices and credit spreads. In addition to observable market information, models also incorporate maturity and cash flow assumptions. At December 31, 2022 and 2021, Level 2 included mortgage related securities, corporate debt, municipals and interest rate swaps.

Level 3 – when there is limited activity or less transparency around inputs to the valuation, financial instruments are classified as Level 3. At December 31, 2022 and 2021, Level 3 included trust preferred securities owned and junior subordinated debentures issued by the Company.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. While the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies, assumptions and models to determine fair value of certain financial instruments could produce different estimates of fair value at the reporting date.

The following table sets forth the Company's assets and liabilities that are carried at fair value on a recurring basis, including those reported at fair value under the fair value option, and the level that was used to determine their fair value, at December 31:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)		Total carried at fair value on a recurring basis	
	2022	2021	2022	2021	2022	2021	2022	2021
				(In thousands)				
Assets:								
Securities available for sale								
Mortgage-backed								
Securities	$ —	$ —	$ 384,283	$ 572,184	$ —	$ —	$ 384,283	$ 572,184
Other securities	11,211	12,485	338,347	190,872	1,516	1,695	351,074	205,052
Interest rate swaps	—	—	74,586	10,683	—	—	74,586	10,683
Total assets	$ 11,211	$ 12,485	$ 797,216	$ 773,739	$ 1,516	$ 1,695	$ 809,943	$ 787,919
Liabilities:								
Borrowings	$ —	$ —	$ —	$ —	$ 50,507	$ 56,472	$ 50,507	$ 56,472
Interest rate swaps	—	—	18,407	25,071	—	—	18,407	25,071
Total liabilities	$ —	$ —	$ 18,407	$ 25,071	$ 50,507	$ 56,472	$ 68,914	$ 81,543

The following tables set forth the Company's assets and liabilities that are carried at fair value on a recurring basis, classified within Level 3 of the valuation hierarchy for the periods indicated:

	For the year ended			
	December 31, 2022		December 31, 2021	
	Trust preferred securities	Junior subordinated debentures	Trust preferred securities	Junior subordinated debentures
		(In thousands)		
Beginning balance	$ 1,695	$ 56,472	$ 1,295	$ 43,136
Net (loss) gain from fair value adjustment of financial assets [1]	(187)	—	400	—
Net (gain) loss from fair value adjustment of financial liabilities [1]	—	(7,393)	—	14,004
Increase (decrease) in accrued interest	8	280	—	(4)
Change in unrealized (gains) losses included in other comprehensive loss	—	1,148	—	(664)
Ending balance	$ 1,516	$ 50,507	$ 1,695	$ 56,472
Changes in unrealized gains held at period end	$ —	$ 2,186	$ —	$ 3,334

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(1) Presented in the Consolidated Statement of Income under Net loss from fair value adjustments.

124

The following tables present the qualitative information about recurring Level 3 fair value of financial instruments and the fair value measurements at the periods indicated:

| | | | December 31, 2022 | | |
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(Dollars in thousands)		
Assets:					
Trust preferred securities	$ 1,516	Discounted cash flows	Spread over 3-month Libor	n/a	3.6 %
Liabilities:					
Junior subordinated debentures	$ 50,507	Discounted cash flows	Spread over 3-month Libor	n/a	3.6 %

| | | | December 31, 2021 | | |
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(Dollars in thousands)		
Assets:					
Trust preferred securities	$ 1,695	Discounted cash flows	Spread over 3-month Libor	n/a	2.2 %
Liabilities:					
Junior subordinated debentures	$ 56,472	Discounted cash flows	Spread over 3-month Libor	n/a	2.2 %

The significant unobservable inputs used in the fair value measurement of the Company's trust preferred securities and junior subordinated debentures valued under Level 3 at December 31, 2022 and 2021, are the effective yields used in the cash flow models. Significant increases or decreases in the effective yield in isolation would result in a significantly lower or higher fair value measurement.

The following table sets forth the Company's assets that are carried at fair value on a non-recurring basis, and the level that was used to determine their fair value, at December 31:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)		Total carried at fair value on a non-recurring basis	
	2022	2021	2022	2021	2022	2021	2022	2021
				(In thousands)				
Assets:								
Certain delinquent loans	$ —	$ —	$ —	$ —	$ 18,330	$ 11,026	$ 18,330	$ 11,026
Total assets	$ —	$ —	$ —	$ —	$ 18,330	$ 11,026	$ 18,330	$ 11,026

The following tables present the qualitative information about non-recurring Level 3 fair value measurements of financial instruments at the periods indicated:

| | | | At December 31, 2022 | | |
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(Dollars in thousands)		
Assets:					
Certain delinquent loans	$ 18,189	Sales approach	Adjustment to sales comparison value	-20.0% to 0.0 %	-1.3%
			Reduction for planned expedited disposal	10.0% to 15.0 %	13.6 %
Certain delinquent loans	$ 141	Discounted Cashflow	Discount Rate	4.3 %	4.3 %
			Probability of Default	35.0 %	35.0 %

	At December 31, 2021				
	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			(Dollars in thousands)		
Assets:					
Certain delinquent loans	$ 10,579	Sales approach	Reduction for planned expedited disposal	8.0% to 15.0 %	11.9 %
Certain delinquent loans	$ 447	Discounted Cashflow	Discount Rate	4.3 %	4.3 %
			Probability of Default	35.0 %	35.0 %

The Company did not have any liabilities that were carried at fair value on a non-recurring basis at December 31, 2022 and 2021.

The methods and assumptions used to estimate fair value at December 31, 2022 and 2021 are as follows:

Securities:

The fair values of securities are contained in Note 7 ("Securities") of Notes to Consolidated Financial Statements. Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. When there is limited activity or less transparency around inputs to the valuation, securities are valued using discounted cash flows.

Certain Delinquent Loans:

For certain delinquent loans, fair value is generally estimated by discounting management's estimate of future cash flows with a discount rate commensurate with the risk associated with such assets or, for collateral dependent loans, 85% of the appraised or internally estimated value of the property.

Other Real Estate Owned and Other Repossessed Assets:

The fair value for OREO is based on appraised value through a current appraisal, or sometimes through an internal review, additionally adjusted by the estimated costs to sell the property. The fair value for other repossessed assets are based upon the most recently reported arm's length sales transaction. When there is no recent sale activity, the fair value is calculated using capitalization rates.

Junior Subordinated Debentures:

The fair value of the junior subordinated debentures was developed using a credit spread based on the subordinated debt issued by the Company adjusting for differences in the junior subordinated debt's credit rating, liquidity and time to maturity. The unrealized net gain/loss attributable to changes in our own credit risk was determined by adjusting the fair value as determined in the proceeding sentence by the average rate of default on debt instruments with a similar debt rating as our junior subordinated debentures, with the difference from the original calculation and this calculation resulting in the instrument-specific unrealized gain/loss.

Interest Rate Swaps:

The fair value of interest rate swaps is based upon broker quotes.

The following tables set forth the carrying amounts and fair values of selected financial instruments based on the assumptions described above used by the Company in estimating fair value at the periods indicated:

		Carrying Amount		Fair Value		Level 1		Level 2		Level 3
						(In thousands)				
December 31, 2022										
Assets:										
Cash and due from banks	$	151,754	$	151,754	$	151,754	$	—	$	—
Securities held-to-maturity										
Mortgage-backed securities		7,875		6,989		—		6,989		—
Other securities		65,836		55,561		—		—		55,561
Securities available for sale										
Mortgage-backed securities		384,283		384,283		—		384,283		—
Other securities		351,074		351,074		11,211		338,347		1,516
Loans		6,934,769		6,651,795		—		—		6,651,795
FHLB-NY stock		45,842		45,842		—		45,842		—
Accrued interest receivable		45,048		45,048		—		3,819		41,229
Interest rate swaps		74,856		74,856		—		74,856		—
Liabilities:										
Deposits	$	6,485,342	$	6,453,978	$	4,959,004	$	1,494,974	$	—
Borrowed Funds		1,052,973		1,027,370		—		976,863		50,507
Accrued interest payable		10,034		10,034		—		10,034		—
Interest rate swaps		18,407		18,407		—		18,407		—

		Carrying Amount		Fair Value		Level 1		Level 2		Level 3
						(In thousands)				
December 31, 2021										
Assets:										
Cash and due from banks	$	81,723	$	81,723	$	81,723	$	—	$	—
Securities held-to-maturity										
Mortgage-backed securities		7,894		8,667		—		8,667		—
Other securities		49,974		53,362		—		—		53,362
Securities available for sale										
Mortgage-backed securities		572,184		572,184		—		572,184		—
Other securities		205,052		205,052		12,485		190,872		1,695
Loans		6,638,105		6,687,125		—		—		6,687,125
FHLB-NY stock		35,937		35,937		—		35,937		—
Accrued interest receivable		38,698		38,698		—		1,574		37,124
Interest rate swaps		10,683		10,683		—		10,683		—
Liabilities:										
Deposits	$	6,385,445	$	6,385,276	$	5,438,870	$	946,406	$	—
Borrowed Funds		815,544		816,012		—		759,540		56,472
Accrued interest payable		4,777		4,777		—		4,777		—
Interest rate swaps		25,071		25,071		—		25,071		—

21. Derivative Financial Instruments

At December 31, 2022 and 2021, the Company's derivative financial instruments consist of interest rate swaps. The Company's interest rate swaps are used for three purposes: 1) to mitigate the Company's exposure to rising interest rates on certain fixed rate loans totaling $273.6 million and $299.6 million at December 31, 2022 and December 31, 2021, respectively; 2) to facilitate risk management strategies for our loan customers with $221.2 million of swaps outstanding, which include $110.6 million with customers and $110.6 million with bank counterparties at December 31, 2022 and $228.0 million of swaps outstanding, which include $114.0 million with customers and $114.0 million with bank counterparties at December 31, 2021; and 3) to mitigate exposure to rising interest rates on certain short-term advances and brokered CDs totaling $871.5 million and $996.5 million at December 31, 2022 and December 31, 2021, respectively.

The Company's derivative instruments are carried at fair value in the Company's financial statements as part of Other assets for derivatives with positive fair values and Other liabilities for derivatives with negative fair values. The accounting for changes in the fair value of a derivative instrument is dependent upon whether or not it qualifies and has been designated as a hedge for accounting purposes, and further, by the type of hedging relationship.

At December 31, 2022 and 2021, we held derivatives designated as cash flow hedges, fair value hedges and certain derivatives not designated as hedges.

At December 31, 2022 and 2021, derivatives with a combined notional amount of $221.2 million and $228.0 million, respectively, were not designated as hedges. At December 31, 2022 and 2021, derivatives with a combined notional amount of $273.6 million and $299.6 million were designated as fair value hedges. At December 31, 2022 and 2021, derivatives with a combined notional amount of $871.5 million and $996.5 million, respectively, were designated as cash flow hedges.

For cash flow hedges, the changes in the fair value of the derivative is reported in accumulated other comprehensive income (loss), net of tax. Amounts in accumulated other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged forecasted transaction effects earnings. During the year ended December 31, 2022, $4.3 million was reclassified from accumulated other comprehensive income (loss) to interest expense. The estimated amount to be reclassified in next 12 months out of accumulated other comprehensive income (loss) into earnings is $9.0 million.

Changes in the fair value of interest rate swaps not designated as hedges are reflected in "Net loss from fair value adjustments" in the Consolidated Statements of Income.

The following table sets forth information regarding the Company's derivative financial instruments at the periods indicated:

	December 31, 2022		December 31, 2021	
	Notional Amount	Fair Value [1]	Notional Amount	Fair Value [1]
	(In thousands)			
Interest rate swaps (cash flow hedge)	$ 700,750	$ 31,716	$ 355,000	$ 7,328
Interest rate swaps (fair value hedge)	273,607	24,673	—	—
Interest rate swaps (non-hedge)	110,598	18,197	113,988	3,355
Interest rate swaps (cash flow hedge)	170,750	(210)	641,500	(9,387)
Interest rate swaps (fair value hedge)	—	—	299,555	(12,329)
Interest rate swaps (non-hedge)	110,598	(18,197)	113,988	(3,355)
Total derivatives	$ 1,366,303	$ 56,179	$ 1,524,031	$ (14,388)

(1) Derivatives in a net positive position are recorded as "Other assets" and derivatives in a net negative position are recorded as "Other liabilities" in the Consolidated Statements of Financial Condition.

The following table presents information regarding the Company's fair value hedged items for the periods indicated:

Line Item in the Consolidated Statement of Financial Condition in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets At December 31,		Cumulative Amount of the Fair Hedging Adjustment Included in the Carrying Amount of the Hedged Assets At December 31,	
(In thousands)	2022	2021	2022	2021
Loans:				
Multi-family residential	$ 82,613	$ 113,730	$ (10,480)	$ 7,608
Commercial real estate	167,353	192,694	(15,442)	3,477
Commercial business and other	—	6,298	—	122
Total	$ 249,966	$ 312,722	$ (25,922)	$ 11,207

The following table sets forth the effect of derivative instruments on the Consolidated Statements of Income for the periods indicated:

(In thousands)	Affected Line Item in the Statements Where Net Income is Presented	For the years ended December 31,		
		2022	2021	2020
Financial Derivatives:				
	Other interest expense	$ -	$ (305)	$ (434)
	Net gain (loss) from fair value adjustments	-	978	(2,325)
Interest rate swaps (non-hedge)		-	673	(2,759)
Interest rate swaps (fair value hedge)	Interest and fees on loans	96	(3,481)	(5,226)
	Other interest expense	(2,218)	(10,554)	(6,703)
	Deposit	2,504	(139)	-
Interest rate swaps (cash flow hedge)		286	(10,693)	(6,703)
Net income (loss)		$ 382	$ (13,501)	$ (14,688)

The Company's interest rate swaps are subject to master netting arrangements between the Company and its three designated counterparties. The Company has not made a policy election to offset its derivative positions. The interest rate swaps with borrowers are cross collateralized with the underlying loan and, therefore, there is no posted collateral. Interest rate swap agreements with third-party counterparties contain provisions that require the Company to post collateral if the derivative exposure exceeds a threshold amount and receive collateral for agreements in a net asset position.

The following tables present the effect of the master netting arrangements on the presentation of the derivative assets and liabilities in the Consolidated Statements of Condition as of the dates indicated:

December 31, 2022

(In thousands)	Gross Amount of Recognized Assets	Gross Amount Offset in the Statements of Condition	Net Amount of Assets Presented in the Statements of Condition	Gross Amounts Not Offset in the Consolidated Statements of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Interest rate swaps	$ 74,586	$ —	$ 74,586	$ —	$ 72,185	$ 2,401

(In thousands)	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Statements of Condition	Net Amount of Liabilities Presented in the Statements of Condition	Gross Amounts Not Offset in the Consolidated Statements of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
Interest rate swaps	$ 18,407	$ —	$ 18,407	$ —	$ —	$ 18,407

December 31, 2021

(In thousands)	Gross Amount of Recognized Assets	Gross Amount Offset in the Statements of Condition	Net Amount of Assets Presented in the Statements of Condition	Gross Amounts Not Offset in the Consolidated Statements of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Interest rate swaps	$ 10,683	$ —	$ 10,683	$ —	$ —	$ 10,683

(In thousands)	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Statements of Condition	Net Amount of Liabilities Presented in the Statements of Condition	Gross Amounts Not Offset in the Consolidated Statements of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
Interest rate swaps	$ 25,071	$ —	$ 25,071	$ —	$ 21,527	$ 3,544

Correction of an Error on the Consolidated Statements of Cash Flows

The Company identified an error in its consolidated statements of cash flows as of September 30, 2022 and June 30, 2022 for the change in cash collateral related to certain derivative financial instruments. The Company determined that for the nine months ended September 30, 2022 and six months ended June 30, 2022, the change in cash collateral amount was understated. The Company reviewed the impact of this error on the prior periods and determined that the error was not material to the prior period consolidated financial statements. The impact of the error as corrected decreased net cash used in investing activities by $25.1 million and $16.7 million for the nine months ended September 30, 2022 and six months ended June 30, 2022, respectively, and increased the net increase in cash, cash equivalents and restricted cash by equivalent amounts.

22. New Authoritative Accounting Pronouncements

Accounting Standards Pending Adoption:

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset (or expiration) date of Accounting Standards Codification (ASC) Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. ASU 2022-06 is effective for all reporting entities immediately upon issuance and must be applied on a prospective basis. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

In March 2022, FASB issued ASU No. 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" (Topic 326), which replaces the recognition and measurement guidance related to TDRs for creditors that have adopted ASC Topic 326 (commonly referred to as "CECL") with the recognition and measurement guidance contained in Accounting Standards Codification ("ASC") 310-20, to determine whether a modification results in a new loan or a continuation of an existing loan. This ASU also enhances disclosures about loan modifications for borrowers who are experiencing financial difficulty. The guidance also requires public business entities to present gross write-offs by year of origination in their vintage disclosures. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this ASU should be applied on a prospective basis; however, institutions have the option to apply a modified retrospective transition method as it relates to the recognition and measurement of TDRs, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. We do not believe this ASU will have a material impact on our business operations or consolidated financial statements.

In January 2021, the FASB issued ASU No. 2021-01, "Reference Rate Reform" (Topic 848), which clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 also amends the expedients and exceptions in ASC 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by discounting transition. ASU 2021-01 was effective upon issuance and generally can be applied through December 31, 2022.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform" (Topic 848), which provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or re-measurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. ASU 2020-04 is effective March 12, 2020 through December 31, 2022. An entity may elect to apply ASU 2020-04 for contract modifications as of January 1, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic within the Codification, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. We anticipate this ASU will simplify any modifications we execute between the selected start date (yet to be determined) and December 31, 2022 that are directly related to LIBOR transition by allowing prospective recognition of the continuation of the contract, rather than extinguishment of the old contract resulting in writing off unamortized fees/costs. We are evaluating the impacts of this ASU and have not yet determined whether LIBOR transition and this ASU will have material effects on our business operations and consolidated financial statements. The amendments in this Update apply to contract modifications that replace a reference rate reform and contemporaneous modifications of other terms related to the replacement of the reference rate.

23. Parent Company Only Financial Information

Earnings of the Bank are recognized by the Holding Company using the equity method of accounting. Accordingly, earnings of the Bank are recorded as increases in the Holding Company's investment, any dividends would reduce the Holding Company's investment in the Bank, and any changes in the Bank's unrealized gain or loss on securities available for sale, net of taxes, would increase or decrease, respectively, the Holding Company's investment in the Bank.

The condensed financial statements for the Holding Company are presented below:

Condensed Statements of Financial Condition	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Assets:		
Cash and due from banks	$ 22,723	$ 16,038
Securities available for sale:		
Other securities	1,516	1,695
Investment in Bank	890,828	843,866
Goodwill	2,185	2,185
Other assets	3,681	2,791
Total assets	$ 920,933	$ 866,575
Liabilities:		
Subordinated debentures	$ 186,965	$ 122,885
Junior subordinated debentures, at fair value	50,507	56,472
Other liabilities	6,304	7,590
Total liabilities	243,776	186,947
Stockholders' Equity:		
Common stock	341	341
Additional paid-in capital	264,332	263,375
Treasury stock, at average cost (4,611,232 shares and 3,561,270 at December 31, 2022 and 2021, respectively)	(98,535)	(75,293)
Retained earnings	547,507	497,889
Accumulated other comprehensive loss, net of taxes	(36,488)	(6,684)
Total equity	677,157	679,628
Total liabilities and equity	$ 920,933	$ 866,575

Condensed Statements of Income	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Dividends from the Bank	$ 50,000	$ 5,000	$ 78,833
Interest income	468	145	466
Interest expense	(7,771)	(6,215)	(5,858)
Net gain (loss) from fair value adjustments	7,207	(13,604)	(85)
Other operating expenses	(1,645)	(1,844)	(3,975)
Income (loss) before taxes and equity in undistributed earnings of subsidiary	48,259	(16,518)	69,381
Income tax benefit	2,684	5,403	2,274
Income (loss) before equity in undistributed earnings of subsidiary	50,943	(11,115)	71,655
Equity (deficit) in undistributed earnings of the Bank	26,002	92,908	(36,981)
Net income	76,945	81,793	34,674
Other comprehensive (loss) income, net of tax	(29,804)	9,582	(6,459)
Comprehensive net income	$ 47,141	$ 91,375	$ 28,215

Condensed Statements of Cash Flows	For the years ended December 31,		
	2022	2021	2020
	(In thousands)		
Operating activities:			
Net income	$ 76,945	$ 81,793	$ 34,674
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity) deficit in undistributed earnings of the Bank	(26,002)	(92,908)	36,981
Deferred income tax provision (benefit)	2,111	(3,939)	(291)
Net gain (loss) from fair value adjustments	(7,207)	13,604	85
Stock-based compensation expense	6,807	6,829	6,450
Net change in operating assets and liabilities	(2,866)	2,927	3,490
Net cash provided by operating activities	49,788	8,306	81,389
Investing activities:			
Investment in Bank	(50,000)	(15,000)	—
Cash used in acquisition of Empire	—	—	(54,836)
Cash provided by acquisition of Empire	—	—	15,769
Net cash used in investing activities	(50,000)	(15,000)	(39,067)
Financing activities:			
Proceeds from long-term borrowings	63,603	122,843	—
Repayment of long-term borrowings	—	(90,250)	—
Purchase of treasury stock	(29,675)	(11,370)	(3,877)
Cash dividends paid	(27,031)	(26,524)	(24,813)
Net cash provided by (used in) financing activities	6,897	(5,301)	(28,690)
Net increase (decrease) in cash and cash equivalents	6,685	(11,995)	13,632
Cash and cash equivalents, beginning of year	16,038	28,033	14,401
Cash and cash equivalents, end of year	$ 22,723	$ 16,038	$ 28,033

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Flushing Financial Corporation
Uniondale, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Flushing Financial Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit losses

As described in Notes 2 and 4 to the Company's consolidated financial statements, the Company had a gross loan portfolio of $6.9 billion and related allowance for credit losses of $40.4 million as of December 31, 2022. The allowance for credit losses consists of quantitative and qualitative components. The Company considers historical loss experience, current economic and business conditions, as well as reasonable and supportable forecasts to develop the quantitative component. This quantitative component is then adjusted for qualitative risk factors. These components involve significant estimates and assumptions that require a high degree of management's judgment.

We identified the significant assumptions used to develop the quantitative component of the allowance, including the reasonable and supportable forecast period, and the reversion to historical loss period; and, the assumptions around the determination of qualitative risk factors as a critical audit matter. Auditing these assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill and knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls relating to determination of reasonable and supportable forecast period, and reversion to historical loss period, as well as assumptions around the determination of qualitative risk factors.

- Testing the completeness and accuracy of the input data used in determining the qualitative risk factors and evaluating the sources of data used, considering contradictory evidence, in developing the quantitative component.

- Assessing the reasonableness of the qualitative risk factors using corroborating and contradictory source data to challenge management's qualitative risk factors.

- Utilizing personnel with specialized skill and knowledge in valuation to assist with evaluating the appropriateness of economic cycle, the reasonable and supportable forecast period, and the reversion to historical loss period assumptions used to develop the quantitative component.

/S/ BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, New York
March 14, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Flushing Financial Corporation
Uniondale, New York

Opinion on Internal Control over Financial Reporting

We have audited Flushing Financial Corporation and Subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial condition of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ BDO USA, LLP

New York, New York
March 14, 2023

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the design and operation of these disclosure controls and procedures were effective. During the period covered by this Annual Report, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based upon criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO"). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022 based on those criteria issued by COSO.

BDO USA, LLP, the Company's independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, as stated in its report.

Item 9B. Other Information.

None.

Item 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

None.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance.**

Other than the disclosures below, information regarding the directors and executive officers of the Company appears in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held May 16, 2023 ("Proxy Statement") under the captions "Board Nominees," "Continuing Directors," "Executive Officers Who Are Not Directors" and "Meeting and Committees of the Board of Directors – Audit Committee" and is incorporated herein by this reference. Information regarding Section 16(a) beneficial ownership appears in the Company's Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

Code of Ethics. The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers and employees. This code is publicly available on the Company's website at: https://s28.q4cdn.com/653305835/files/doc_downloads/governance/Code_of_Business_Conduct_Ethics.pdf

Any substantive amendments to the code and any grant of a waiver from a provision of the code requiring disclosure under applicable SEC or NASDAQ rules will be disclosed in a report on Form 8-K.

Audit Committee Financial Expert. The Board of Directors of the Company has determined that Louis C. Grassi, the Chairman of the Audit Committee, is an "audit committee financial expert" as defined under Item 401(h) of Regulation S-K, and that he is independent as defined under applicable NASDAQ listing standards. Mr. Grassi is a certified public accountant and a certified fraud examiner.

Item 11. **Executive Compensation.**

Information regarding executive compensation appears in the Proxy Statement under the caption "Executive Compensation" and is incorporated herein by this reference.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Information regarding security ownership of certain beneficial owners appears in the Proxy Statement under the caption "Stock Ownership of Certain Beneficial Owners" and is incorporated herein by this reference.

Information regarding security ownership of management appears in the Proxy Statement under the caption "Stock Ownership of Management" and is incorporated herein by this reference.

Item 13. **Certain Relationships and Related Transactions, and Director Independence.**

Information regarding certain relationships and related transactions and directors independence appears in the Proxy Statement under the captions "Compensation Committee Interlocks and Insider Participation" and "Related Party Transactions" and is incorporated herein by this reference.

Item 14. **Principal Accounting Fees and Services.**

Information regarding fees paid to the Company's independent auditor appears in the Proxy Statement under the caption "Schedule of Fees to Independent Auditors" and is hereby incorporated by this reference.

PART IV

Item 15.   Exhibits, Financial Statement Schedules.

(a) 1.   Financial Statements

The following financial statements are included in Item 8 of this Annual Report and are incorporated herein by this reference:

- Consolidated Statements of Financial Condition at December 31, 2022 and 2021

- Consolidated Statements of Income for each of the three years in the period ended December 31, 2022

- Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2022

- Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2022

- Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022

- Notes to Consolidated Financial Statements

- Reports of Independent Registered Public Accounting Firm (BDO USA, LLP; New York, New York; PCAOB ID 243)

2.   Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto included in Item 8 of this Annual Report and are incorporated herein by this reference.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

Exhibit Number	Description
3.1 P	Certificate of Incorporation of Flushing Financial Corporation (Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 filed September 1, 1995, Registration No. 33-96488)
3.2	Certificate of Amendment to Certificate of Incorporation of Flushing Financial Corporation (Incorporated by reference to Exhibit 4.2 filed with Form S-8 filed May 31, 2002)
3.3	Certificate of Amendment to Incorporation of Flushing Financial Corporation (Incorporated by reference to Exhibit 3.3 filed with Form 10-K for the year ended December 31, 2011)
3.4	Amended and Restated By-Laws of Flushing Financial Corporation (Incorporated by reference to Exhibit 3.6 filed with Form 10-Q for the quarter ended June 30, 2014)
4.1	Indenture, dated November 22, 2021, between Flushing Financial Corporation and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.1 filed with Form 8-K filed November 22, 2021)
4.2	First Supplemental Indenture, dated November 22, 2021, between Flushing Financial Corporation and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.2 filed with Form 8-K filed November 22, 2021)
4.3	Second Supplemental Indenture, dated August 24, 2022, between Flushing Financial Corporation and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.2 filed with Form 8-K filed August 24, 2022)
4.4	Description of Securities (Incorporated by reference to Exhibit 4.3 filed with Form 10-K for the year ended December 31, 2019)
10.1*	Form of Amended and Restated Employment Agreement between Flushing Bank and Certain Officers (Incorporated by reference to Exhibit 10.5 filed with Form 10-Q for the quarter ended June 30, 2013)
10.2*	Form of Amended and Restated Employment Agreement between Flushing Financial Corporation and Certain Officers (Incorporated by reference to Exhibit 10.6 filed with Form 10-Q for the quarter ended June 30, 2013)
10.3*	Amended and Restated Employment Agreement between Flushing Financial Corporation and John R. Buran (Incorporated by reference to Exhibit 10.2 filed with Form 10-Q for the quarter ended June 30, 2013)
10.4*	Amended and Restated Employment Agreement between Flushing Bank and John R. Buran (Incorporated by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended June 30, 2013)
10.5*	Amended and Restated Employment Agreement between Flushing Financial Corporation and Maria A. Grasso (Incorporated by reference to Exhibit 10.4 filed with Form 10-Q for the quarter ended June 30, 2013)
10.6*	Amended and Restated Employment Agreement between Flushing Bank and Maria A. Grasso (Incorporated by reference to Exhibit 10.3 filed with Form 10-Q for the quarter ended June 30, 2013)
10.7*	Employment Agreement between Flushing Financial Corporation and Susan K. Cullen (Incorporated by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended March 31, 2016)
10.8*	Flushing Bank Specified Officer Change in Control Severance Policy (as Amended Effective January 1, 2016) (Incorporated by reference to Exhibit 10.7 filed with Form 10-K for the year ended December 31, 2015)
10.9*	Employee Severance Compensation Plan for Vice Presidents and Assistant Vice Presidents of Flushing Bank (Effective as of January 1, 2016) (Incorporated by reference to Exhibit 10.8 filed with Form 10-K for the year ended December 31, 2015)
10.10*	Amended and Restated Outside Director Retirement Plan (Incorporated by reference to Exhibit 10.10(a) filed with Form 10-Q for the quarter ended March 31, 2006)
10.11*	Amended and Restated Flushing Bank Outside Director Deferred Compensation Plan (Incorporated by reference to Exhibit 10.6(d) filed with Form 10-Q for the quarter ended September 30, 2000)
10.12*	Form of Indemnity Agreement among Flushing Bank, Flushing Financial Corporation, and each Director (Incorporated by reference to Exhibit 10.8(a) filed with Form 10-Q for the quarter ended September 30, 1996)

10.13*	Form of Indemnity Agreement among Flushing Bank, Flushing Financial Corporation, and Certain Officers (Incorporated by reference to Exhibit 10.8(b) filed with Form 10-Q for the quarter ended September 30, 1996)
10.14* P	Guarantee by Flushing Financial Corporation (Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 filed September 1, 1995, Registration No. 33-96488)
10.15*	Form of Outside Director Restricted Stock Unit Award Letter (Incorporated by reference to Exhibit 10.21 filed with Form 10-K for the year ended December 31, 2015)
10.16*	Form of Employee Restricted Stock Unit Grant Letter Agreement (Incorporated by reference to Exhibit 10.24 filed with Form 10-K for the year ended December 31, 2015)
10.17*	Annual Incentive Plan for Executives and Senior Officers (filed herewith)
10.18	Lease agreement between Flushing Bank and Rexcorp Plaza SPE LLC (Incorporated by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended June 30, 2014)
10.19*	Flushing Financial Corporation 2014 Omnibus Incentive Plan (Incorporating amendments through May 18, 2021) (Incorporated by reference to Exhibit 10.1 filed with Form 10-Q for the quarter ended June 30, 2021)
10.20*	Form of Employee Performance Restricted Stock Unit Award Letter (pre-2023) (Incorporated by reference to Exhibit 10.27 filed with Form 10-K for the year ended December 31, 2018)
10.21*	Form of Director Restricted Stock Unit Award Letter With One Year Vesting (Incorporated by reference to Exhibit 10.28 filed with Form 10-K for the year ended December 31, 2018)
10.22*	Flushing Bank Supplemental Savings Incentive Plan, Amended and Restated as of November 1, 2018 (Incorporated by reference to Exhibit 10.29 filed with Form 10-K for the year ended December 31, 2018)
10.23*	Employment Agreement between Flushing Financial Corporation and Thomas M. Buonaiuto (Incorporated by reference to Exhibit 10.1 filed with Form 8-K filed October 28, 2019)
10.24*	Consulting Agreement between Flushing Bank and Douglas C. Manditch (Incorporated by reference to Exhibit 10.2 filed with Form 8-K filed October 28, 2019)
10.25*	Form of Employee Additional Performance Restricted Stock Unit Award Letter (filed herewith)
10.26*	Form of Employee Performance Restricted Stock Unit Award Letter (filed herewith)
10.27*	Form of Employee Additional Restricted Stock Unit Award Letter (filed herewith)
21.1	Subsidiaries information incorporated herein by reference to Part I – Subsidiary Activities
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith)
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith)
32.1	Certification Pursuant to 18 U.S.C, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (furnished herewith)
32.2	Certification Pursuant to 18 U.S.C, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (furnished herewith)
101.INS	Inline XBRL Instance Document (filed herewith)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith)
104	Cover Page Interactive Data File – The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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*   Indicates compensatory plan or arrangement.

†   Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Flushing Financial hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

P   Indicates a filing submitted in paper.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Company has duly caused this report, to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on March 14, 2023.

FLUSHING FINANCIAL CORPORATION

By /S/JOHN R. BURAN
    John R. Buran
    President and CEO

POWER OF ATTORNEY

We, the undersigned directors and officers of Flushing Financial Corporation (the "Company") hereby severally constitute and appoint John R. Buran and Susan K. Cullen as our true and lawful attorneys and agents, each acting alone and with full power of substitution and re-substitution, to do any and all things in our names in the capacities indicated below which said John R. Buran or Susan K. Cullen may deem necessary or advisable to enable the Company to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this report on Form 10-K, or amendment thereto, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the report on this report on Form 10-K, or amendment thereto; and we hereby approve, ratify and confirm all that said John R. Buran or Susan K. Cullen shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K, has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/JOHN R. BURAN John R. Buran	Director, President (Principal Executive Officer)	March 14, 2023
/S/ALFRED A. DELLIBOVI Alfred A. DelliBovi	Director, Chairman	March 14, 2023
/S/SUSAN K. CULLEN Susan K. Cullen	Treasurer (Principal Financial and Accounting Officer)	March 14, 2023
/S/ JAMES D. BENNETT James D. Bennett	Director	March 14, 2023
/S/STEVEN J. D'IORIO Steven J. D'Iorio	Director	March 14, 2023
/S/LOUIS C. GRASSI Louis C. Grassi	Director	March 14, 2023
/S/SAM S. HAN Sam S. Han	Director	March 14, 2023
/S/JOHN J. MCCABE John J. McCabe	Director	March 14, 2023

/S/DONNA M. O'BRIEN Donna M. O'Brien	Director	March 14, 2023
/S/MICHAEL A. AZARIAN Michael A. Azarian	Director	March 14, 2023
/S/CAREN C. YOH Caren C. Yoh	Director	March 14, 2023
/S/DOUGLAS C. MANDITCH Douglas C. Manditch	Director	March 14, 2023

Corporate Information

Executive and Senior Management

John R. Buran
President,
Chief Executive Officer

Michael Bingold
Senior Executive Vice President,
Chief Retail & Client Development
Officer

Allen M. Brewer
Senior Executive Vice President,
Chief Information Officer

Thomas M. Buonaiuto
Senior Executive Vice President,
Chief of Staff & Deposit Channel
Executive

Susan K. Cullen
Senior Executive Vice President,
Treasurer & Chief Financial Officer

Maria A. Grasso
Senior Executive Vice President,
Chief Operating Officer &
Corporate Secretary

Francis W. Korzekwinski
Senior Executive Vice President,
Chief of Real Estate Lending

Douglas J. McClintock
Senior Executive Vice President,
General Counsel

Barbara A. Beckmann
Executive Vice President,
Director of Operations

Astrid Burrowes
Executive Vice President,
Chief Accounting Officer

Ruth E. Filiberto
Executive Vice President,
Director of Human Resources

Vincent E. Giovinco
Executive Vice President,
Director of Commercial
Real Estate Lending

James P. Jacovatos
Executive Vice President,
Real Estate Credit Center Manager

Alan Jin
Executive Vice President,
Director of Residential &
Mixed-Use Lending

Theresa Kelly
Executive Vice President,
Director of Business Banking

Gary P. Liotta
Executive Vice President,
Chief Risk Officer

Rosina Manzi
Executive Vice President,
Chief Audit Officer

Patricia Mezeul
Executive Vice President,
Director of Government Banking

William M. Gianakos*
Senior Vice President,
Director of Retail Banking

Theodoros Kalogiannis
Senior Vice President,
Director of Portfolio Management

Douglas Liang
Senior Vice President,
Chief Investment Officer

Yan Nuriyev
Senior Vice President,
Chief Technology Officer

Joanne Orelli
Senior Vice President,
Loan Servicing Collections &
Foreclosure Manager

Albert H. Savastano
Senior Vice President,
Director of Investor Relations

Patricia Tiffany
Senior Vice President,
Director of Marketing

Richard White
Senior Vice President,
Chief Information Security Officer

*Retired July 2022

Board of Directors

Alfred A. DelliBovi
Chairman of the Board
Retired President & CEO of the
Federal Home Loan Bank of New York

John R. Buran
President & Chief Executive Officer

Michael A. Azarian
Retired Managing Director
Citigroup

James D. Bennett
Attorney in Nassau County, New York

Steven J. D'Iorio
Executive Managing Director
Cushman & Wakefield

Louis C. Grassi
Managing Partner & Chief Executive
Officer of Grassi & Co.

Sam S. Han
Founder & President
The Korean Channel, Inc.

Douglas C. Manditch
Former Chairman & Chief Executive
Officer of Empire Bancorp, Inc.

John J. McCabe
Retired Chief Equity Strategist
Shay Assets Management

Donna M. O'Brien
President
Strategic Visions in Healthcare, LLC

Michael J. Russo**
Consulting Engineer, CEO
Fresh Meadow Mechanical Corp. and
President & Director of Operations for
Northeastern Aviation Corp.

Caren C. Yoh
President, CPA
Accounting Firm

**Retired, Deceased January 2023

Shareholder Information

Annual Meeting
The Annual Meeting of Shareholders
of Flushing Financial Corporation will
be held at 1:00 p.m., May 16, 2023.
The meeting will be hosted virtually at
www.virtualshareholdermeeting.com/
FFIC2023.

On April 6, 2023, a Notice of Internet
Availability was mailed or electronically
delivered to shareholders containing
instructions on how to access our proxy
materials.

Stock Listing
NASDAQ Global Select Market℠
Symbol: FFIC

Transfer Agent and Registrar
Computershare Trust Company NA
P.O. Box 30170
College Station, TX 77842-3170
800-426-5523
www.Computershare.com

Shareholder Relations
Susan K. Cullen
718-961-5400

Independent Registered Public Accounting Firm
BDO USA, LLP
100 Park Avenue
New York, NY 10017
212-885-8000

Legal Counsel
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
212-837-6000



Queens

ASTORIA
31-16 30th Avenue

BAYSIDE
61-14 Springfield Boulevard
213-03 Northern Boulevard

ELMHURST
85-15 Queens Boulevard

FLUSHING
147-42 Northern Boulevard
164-20 Northern Boulevard
44-43 Kissena Boulevard
136-41 Roosevelt Avenue

FOREST HILLS
107-11 Continental Avenue

JAMAICA
89-12 Sutphin Boulevard

Brooklyn

AVENUE J
1402 Avenue J

BAY RIDGE
7102 Third Avenue

BENSONHURST*
8616 21st Avenue, Unit 1C

BOROUGH PARK
4616 13th Avenue

MONTAGUE
186 Montague Street

WILLIAMSBURG
217 Havemeyer Street

*Opening spring 2023

Manhattan

CHINATOWN
183 Canal Street

PARK AVENUE
99 Park Avenue

PARK AVENUE SOUTH
225 Park Avenue South

Long Island

GARDEN CITY
1122 Franklin Avenue

HAUPPAUGE
160 Adams Avenue

HICKSVILLE
268 North Broadway

ISLANDIA
1707 Veterans Memorial Highway

NEW HYDE PARK
661 Hillside Avenue

PORT JEFFERSON STATION
4747 Nesconset Highway

SHIRLEY
1044 William Floyd Parkway

UNIONDALE
260E RXR Plaza

FFIC FLUSHING Financial Corporation

Flushing Bank 220 RXR Plaza, Uniondale, NY 11556
718-961-5400 ■ FlushingBank.com

Annual Report Design by Curran & Connors, Inc.